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05006718

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hypo Real Estate

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34748 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 3/22/05


Hypo Real Estate
GROUP

ARS
12-31-04

Annual Report 2004

Hypo Real Estate Group We are a leading international real estate financing company with European roots, combining commercial real estate financing with modern investment banking. Our competence in executing high-volume transactions rests on a lean organization within a clearly structured group featuring short decision paths and a well-established know-how in real estate. We take on risks and manage them in a highly professional way.

An attractive risk-return profile We will be judged by our success. Our foremost aim is to provide a long-term, attractive return on our shareholders' capital. Our internationally diversified portfolio and solid capital structure makes us an investment with a good risk-return profile.

Professional customer relationships We aim to be a reliable partner for our customers, providing them with highest-quality professional transaction-oriented banking. We are committed to customers and markets that meet our standards in terms of risk and return.

Highly motivated employees We expect our employees to commit themselves highly to our company. Each one of them, on all levels, brings excellent qualifications to the respective task. Our concept of leadership allies clarity with freedom for individually responsible action as well as the willingness to learn from past mistakes. We are committed to fostering performance. Accordingly, above-average effort will be adequately rewarded. Open communication, an international mindset, transparency, reliability, teamwork, and respect for colleagues and subordinates are all central elements of our corporate culture.

On the basis and in full awareness of our values and principles set out in our mission statement, the business model of the Hypo Real Estate Group combines the most important factors for sustainable success in real estate financing business: Focussing on a profitable area of business combined with the backing of a highly developed risk management system and an organisation which is capable of rapidly coping with changing customer needs.

With its tried-and-tested business model, the Hypo Real Estate Group targets the most profitable segment of real estate financing: Carrying out mid-size and large transactions for particularly efficient and internationally operating investors, groups and developers, usually involving amounts running into eight figures.

On the basis of the customers' needs, Hypo Real Estate Group places particular emphasis on sound real estate expertise, speed and reliability in loan decisions as well as the ability to develop a customised solution for each individual transaction. Despite the clear commitment to transaction banking, it is established practise at Hypo Real Estate Group for the mostly long-standing and excellent relations with customers to be emphasised and carefully maintained.

A fundamental principle of Hypo Real Estate Group is not only to manage the risks of each individual transaction but also to permanently assess the risks of the individual borrowers and to constantly manage the loan portfolio in line with the various market cycles according to regions and portfolio structure.

Financial Highlights

Operating performance		2004	2003
Net income/loss before taxes	€ million	221	156
Net income/loss[1]	€ million	168	116
Earnings per share[1]	€	1.25	0.86
Key ratios		**2004**	**2003**
Return on equity after taxes[1]	%	4.0	2.8
Cost-income ratio (based on operating revenues)	%	40.0	35.2
Balance sheet figures		**31.12.2004**	**31.12.2003**
Total assets	€ billion	148.1	152.9
Equity (excluding revaluation reserve)	€ billion	4.3	4.2
Key capital ratios compliant with BIS rules		**31.12.2004**	**31.12.2003**
Core capital[2]	€ billion	4.2	4.1
Equity funds[2]	€ billion	6.1	6.2
Risk assets	€ billion	51.0	54.0
Core capital ratio[2]	%	8.3	7.6
Equity funds ratio[2]	%	11.7	11.5
Personnel		**31.12.2004**	**31.12.2003**
Employees		1,311	1,461
Portfolio figures		**31.12.2004**	**31.12.2003**
Volume of international real estate financing	€ billion	26.3	24.2
Volume of German real estate financing	€ billion	33.4	39.4
Volume of state financing	€ billion	66.3	73.9

[1] Excluding deferred taxes on capitalised losses carried forward
[2] As per approved financial statements

Ratings as of 15 February 2005

	Moody's	S&P	Fitch ratings
Hypo Real Estate Bank International puc Long-term/short-term/outlook	A3/P-2/Positive	A– /A-2/Stable	—
Württembergische Hypothekenbank AG Long-term/short-term/outlook	A3[1]/P-2[1]/Positive	A– /A-2/Stable	—
Hypo Real Estate Bank AG Long-term/short-term/outlook	Baa1/P-2[2]/Positive	BBB/A-3/Stable	BBB/F3/Positive

[1] Review for possible upgrade
[2] Outlook stable (deviating from general company outlook) since 5.10.2004

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Content



Equity Bridge Loan

An Equity Bridge Loan enables a real estate investor (for example a real estate fund initiator) to bridge the gap between the acquisition of a real estate project and the full equity injection of ultimate real estate investors (for example placement to private/institutional fund investors).





BRE Bank headquarter building Warsaw, Poland

The **BRE Bank headquarter building** is a class A **office building** in the **Warsaw** central business district, opposite to the opera house and close to the old town. The project is a development with up to 6 floors, a lettable area of 17,000 sqm and underground parking. BRE Bank S. A., one of the largest banking groups in Poland and subsidiary of Commerzbank AG has leased the entire complex as its headquarters.

The real estate was bought into a closed property fund by CommerzLeasing and Immobilien Group (CLI).

Hypo Real Estate Bank International, *Munich branch for Central and Eastern* Europe has provided a **€ 63 million** overall financing with € 35 million investment loan, € 24 million bridge loan and € 4 million VAT facility. The equity was placed with private investors within a few days. The bridge loan was repaid after 3 months.

To our Shareholders

Dear shareholders,

the year 2004 was the first full business year of the Hypo Real Estate Group. It was a year in which we have succeeded in exceeding our expectations. The Hypo Real Estate Group has made major progress with all its important strategic tasks, it has considerably improved its earnings situation in line with budgeted figures and the share price has produced a very positive performance on the stock market. Overall, we have made more progress with our Group than we originally considered possible in September 2003, on the occasion of the spin-off from HVB AG. The Group has strengthened its profile as one of the leading providers of commercial real estate financing in Europe, and has further improved its position in the main markets.

For the year 2004 we set ourselves many targets. Following the successful spin-off, our main objectives were as follows:

- To expand the quality and quantity of international business of Hypo Real Estate International;
- To adapt refinancing arrangements to bring them into line with expanding new business;
- To make as much progress as possible with restructuring our German portfolio;
- To strengthen the confidence placed in our Group by the capital market and to communicate the prospects of the Group to new investors, as well as
- To encourage the process of "growing together" the holding company and operating entities to form a Group with identical principles in line with a uniform corporate culture.

Which of these projects became reality last year?

Let us start with Hypo Real Estate International: Following the completion of the spin-off, we focussed our full and entire commitment on our markets and customers again in 2004. This is reflected in the increase in new real estate financing business from € 3.7 billion to € 9.8 billion, which means that we have more than met our original budget. The strong growth was attributable to the contributions made by the US real estate financing business acquired at the end of 2003 as well as stronger sales performance in other key markets, e.g. France. In addition, we have opened a branch in Tokyo, thus commencing the process of developing the major market of Japan. With our new branch in Hong Kong we want to take the opportunities of the developing Chinese market by acting with discretion and conservatively. We have made significant progress in 2004 towards meeting our aim of achieving a balanced regional diversification of risk in the credit portfolio of Hypo Real Estate Bank International.

On the refinancing side, we issued a medium-term notes programme T programme of € 0 billion, thus setting a framework which permits international placing of bonds. Last year, Hypo Real Estate Bank International issued a total of 48 tranches with a bond volume totalling € 3.9 billion. Refinancing activities have accordingly matched the pace of expansion of international business. The response of the capital markets to the issues as part of the T programme was very positive; in certain cases, we were not able to satisfy the strong demand which exceeded our supply. We consider this to be a demonstration of confidence of the market, which has accepted the Hypo Real Estate Group as a relevant partner on the international bond markets.

We have completed the process of restructuring Hypo Real Estate Germany much more quickly than originally planned. In consequence, new business in Germany which had deliberately been avoided for around two years, was commenced in the autumn of 2004 instead of, as originally planned, in the course of the year 200 .

The main step in completing the restructuring process was the sale of a German real estate financing portfolio worth € 3. billion to an institutional investor. The arrangement comprised a total of 4,200 loans, including sub- and non-performing loans as well as performing loans in relation to which customers had fully met their interest and repayment obligations but which no longer fitted in with the Group s overall strategy.

This portfolio sale attracted a lot of attention, and set standards in our sector and beyond because, as far as we are aware, it was the largest transaction of this type in the world. The transaction was a milestone particularly in Germany, where the investment form of distressed debt is still in its infancy compared with the situation in Anglo-Saxon countries. Continuing this success, we sold another real estate financing portfolio in October worth € 394 million. We have thus rapidly taken action to follow our announcement that we intended to dispose of those financing arrangements which no longer fitted in with our strict risk and yield requirements.

The sales had a considerable impact on the portfolio quality of Hypo Real Estate Germany and our Group as a whole. As a result the volume of non-performing loans in Germany was reduced by around 76%. At the end of 2004, this category comprised only 2% of the overall value of the domestic portfolio. This means that Hypo Real Estate Germany has one of the best portfolios of all real estate financiers in Germany. Hypo Real Estate Bank AG in Munich now operates as the centre of competence for Germany; it combines the successful business models of Hypo Real Estate Bank International and Württembergische Hypothekenbank in German new business.

Württembergische Hypothekenbank in 2004 again demonstrated the success of its Pfandbrief-based business model which focuses on low-risk structured loans, and acquired the highest volume of new business in its history. Net income before taxes increased by 11% compared with last year, and is stated as € 60 million.

Overall, the operational and strategic progress which we have achieved has further strengthened the confidence of the capital market in our company. The market, comprising investors, media and rating agencies, now makes a clear distinction between the tried-and-tested business model of the Hypo Real Estate Group, which is similar to that of an investment bank and is driven by cash flow, and the concept of a traditional mortgage bank. In consequence, last year, the shares of Hypo Real Estate Holding AG were able to continue their positive performance seen in 2003. With growth of 54.1%, they were a highlight on the stock market which overall achieved only moderate growth. Compared with the opening price of € 11.25 on 6 October 2003, the value of the shares has almost tripled. With a market capitalisation of € 3.978 billion as of 31 December 2004, and a free float of 100%, our company is one of the heavyweights in the MDAX and is one of the large German public corporations. The confidence placed in our company is also reflected in improved outlooks for all or individual Group companies provided by the leading rating agencies. We intend to continue our prompt and open communication, which is based on what is feasible and not what is desirable, with our shareholders and our investors.

In the year 2004, the Hypo Real Estate Group coped with the problems posed by a wide range of tasks. This process demanded flexibility, rapid decisions and professional commitment from our staff characteristics which will continue to be essential for our success in future. We should like to thank all members of staff for their extraordinarily successful efforts last year.

The rapid changes which have been taking place within our Group have encouraged the formation of shared values and maxims, and thus the creation of a uniform corporate culture. This culture of an open and innovative real estate financier, which is reliable with respect to all stakeholders, is becoming more and more evident in the holding company and the operating entities. This process is resulting in the creation of something new which is different from the sum of various predecessor institutions.

And last but not least, we have fully met our targets in 2004. et income before taxes in the Group increased from € million to € 22 million, and was thus within the announced range of € 20 to € 22 million despite additional costs of around € million attributable to the portfolio sales, which were not foreseeable at the time the original forecast was made. The consolidated return on equity after taxes, adjusted by deferred taxes on capitalised losses carried forward, increased as predicted from 2.8 to 4.0 and reached the top end of the target corridor between 3. and 4.0 .

As a result of the good performance outside Germany and the early resumption of new business in Germany, we have set ourselves demanding objectives in terms of earnings and profitability for the next few years. In the year 200 , the Group is expected for the first time to earn its capital costs of 7. to 8.0 after taxes.
On the occasion of the spin-off, we expected this objective to be achieved in 2007. We now expect to see a net return on equity of 0 to in that year.

For the year 2005, consolidated net income before taxes is expected to be in the range of € 400 to 425 million. All three operating entities are expected to see their profitability improve. For the restructured Hypo Real Estate Germany, we are forecasting a return on equity after taxes of 4 to 5% for this year; it is expected that this can be achieved entirely out of the company's own resources now that the risk shelter provided by HVB AG for 2003 and 2004 has expired.

The objective of generating an attractive return for the capital which has been placed in our hands is the overriding aim of all our actions. You, our shareholders, will in future participate in the success of our company not only by way of increases in the share prices but also by way of appropriate dividend payments. The Management Board and Supervisory Board have decided to propose to the shareholders' meeting that a dividend of € 0.35 per share be paid for the year 2004 in order to reflect the positive development in earnings. The Management Board believes that the business model of our Group will enable a dividend of up to half of the consolidated net income to be paid out. We shall always be guided by the principle of an attractive dividend which, at the same time, is strictly based on performance.

A new era has started for the still young Hypo Real Estate Group following the completion of restructuring in Germany. The phase of setting up our three operating entities has finally come to an end. The aim is now to encourage what is common in our Group to a greater extent than has previously been the case; this is a task which will fall mainly to Hypo Real Estate Holding AG in its capacity as the strategic management body of the Group.

In the course of the next few years, the aim will be to further expand international business, which still enjoys significant potential which has not yet been utilised, and to convince existing and new customers of our ability to perform in the field of new business at Hypo Real Estate Germany, to rapidly develop the necessary sales strength in order to generate relevant volumes, with due consideration being given to strict risk and yield requirements; to further strengthen our profile as a provider of innovative capital market products in the field of refinancing, syndication, securitisation and risk trading and thus to constantly expand our value-added chain.

Hard work, including work in detail, will be necessary to enable us to achieve these objectives. Our measures are not expected to result in short-term effects; instead, they are expected to assure and expand our success on a sustainable basis. Only in this way will we continue to be a reliable partner for our customers and shareholders.

However, speed and the ability to adapt in a flexible manner to the needs of the market will continue to be essential in the new era of our Group. Our profile as a solution-based provider of real estate transaction banking will continue unchanged; the business models for our three operational entities are clearly defined. The processes and structures which we use are however not written in stone. The aim is to adapt as required by the markets. For this reason, we for instance changed the organisation structure of Hypo Real Estate International at the beginning of 200 . The global real estate financing business with its local entities will in future be broken down into the three regions of Europe Germany will be the responsibility of Hypo Real Estate Bank AG , America and Asia. The management of these three entities will be combined in one single business platform. By concentrating our forces in such a way, particularly in London, we are taking account of the increasing significance of cross-border financing arrangements, are closer to our customers, and are distinguishing ourselves from the intensifying competition in the sector.

And so you can see: The new era of the Hypo Real Estate Group will mean that we will have to face different but by no means less demanding challenges than was the case during the phase of setting up the business and restructuring. We will approach these challenges with the same degree of commitment as has previously been the case on the basis of what we have already achieved and also in the full knowledge of our strengths.

Kind regards
unich, arch 200



Georg Funke

Dear shareholders,

we are able to look back together on a successful year in 2004. The main events of the year were the rapid restructuring of Hypo Real Estate Bank AG and simultaneously the expansion of our national and international activities. The success of our business and the still excellent prospects for our company are reflected by the continuing growth of our share price on the stock market. The trust which you have placed in the Supervisory Board, Management Board, staff, and our business model is one of the reasons why we are certain that we are moving in the right direction.

The Hypo Real Estate Group has been operating independently on the market for one and a half years, and has developed a distinctive and independent profile during this time. In the last annual report, I stated with regard to the young company: "Let the future begin." To retain the same image, i might say, Hypo Real Estate Group has now grown up, and the aim is now to actively shape the future.

At the shareholders' meeting held on 4 June 2004, you had for the first time the opportunity to conduct a direct dialog with the Management Board and Supervisory Board. The large number of shareholders who attended in person as well as the total of capital represented at the shareholders' meeting clearly demonstrated the significant interest which you as shareholders have in the development of your company.

The foundation Supervisory Board of Hypo Real Estate Holding was in office up to this first shareholders' meeting. It met on two occasions in the first half of 2004, namely on 29 January and on 26 March 2004. The focus was on the financial statements and the first annual report – namely for the business year 2003.

A fundamental change was introduced into the composition and work of the Supervisory Board on the occasion of the shareholders' meeting held on 4 June 2004. In order to cope with the advisory capacity provided for the internationally operating Group and also the specific functions, the Supervisory Board was expanded to six members. Dr. Götz Wricke was unfortunately not available for reelection. On behalf of the Supervisory Board and the entire Group, I should again like to thank him for his excellent work as a member of the foundation Supervisory Board.

The new members who have been appointed to the Supervisory Board are Antoine Jeancourt-Galignani, Chairman of the Board of the listed French Groupe Gecina, Dr. Pieter Korteweg, former Vice President of the Dutch Central Bank (De Nederlandsche Bank), Amsterdam and former CEO of Robeco Group, Rotterdam, Robert Mundheim, "Of Counsel" of the international law firm Shearman & Sterling, New York, and

Prof. Dr. Klaus Pohle as the Deputy Chairman of the Supervisory Board, former Deputy Chairman of the Management Board of Schering AG, Berlin and president of the German Standardisation Council, Berlin. Dr. Ferdinand Graf von Ballestrem, member of the Management Board of MAN AG, Munich, and myself were reappointed to the Supervisory Board. With the election of above members of the Supervisory Board, we have also followed a recommendation of the German Corporate Governance Code, which generally recommends an international make-up of Supervisory Boards in Germany.

The Hypo Real Estate Group accordingly has at its disposal a highly qualified and experienced Supervisory Board which reflects the international focus of our company. The first three plenary meetings were held on 4 June, 15 September and 8 December 2004. The extended Supervisory Board – as planned – set up two committees, namely the Audit Committee and the Committee for Nomination and Board procedures. With the approval of the plenary body, both committees have adopted internal regulations in which the recommendations and proposals of the German Corporate Governance Code are implemented.

Prof. Dr. Klaus Pohle (Chairman), Ferdinand Graf von Ballestrem and Antoine Jeancourt-Galignani have been elected on to the Audit Committee. This committee is based on the American model, which requires that the persons serving on the committee are independent, and have also been given extended powers. The task of the committee remains to be of an advisory nature, which means that the entire Supervisory Board benefits from the more focused profile of the committee.

The Audit Committee has thoroughly checked the current financial statements and the management report. A close exchange of information in line with Corporate Governance between the Audit Committee and the Management Board, and in particular the Chief Financial Officer was cultivated in the two meetings held on 14 September and 7 December 2004. Before a quarterly report was published, the reporting was explained to the Audit Committee by the Management Board. Following thorough discussions, the reports were approved and an appropriate report was given to the Chairman of the Supervisory Board. This arrangement permits effective control of financial reporting.

In 2004, the work of the Audit Committee focused primarily on the interpretation and application of the international accounting regulations IFSR and the expansion of the internal risk control systems. The audit method and key aspects of internal auditing and external auditing were also defined. Later in the course of the financial year, the work relating to advice on the risk structure, and in particular advice concerning the need for provisions for losses on loans and advances continued.

The Committee for Nomination and Board procedures, comprising Dr. Pieter Korteweg, Prof. Dr. Klaus Pohle, and myself as the Chairman, deals primarily with nominations to the Management Board, compensation of the Management Board, long-term management succession planning, the strategic development of the Group as well as risk management. This committee also initially prepares the decisions and the overall Supervisory Board continues to be responsible for adopting resolutions. One exception in this respect are urgent resolutions, which the Committee for Nomination and Board procedures is permitted to adopt on its own. This arrangement ensures that the supervisory bodies are always capable of taking prompt action.

The committee met on 22 November and 8 December 2004. The main topic on the agenda was the compensation model for the Management Board already outlined in the previous annual report. Deliberations concerning a stock option programme as an additional compensation component with a long-term incentive effect have not yet resulted in such a programme being introduced as yet. The repositioning of the entire Group and the various stages of expansion of our business activities, nationally and internationally, mean that it is extremely difficult to define the criteria for such a programme. The overriding aim continues to be to ensure that management retains flexibility with regard to decision-making.

As was the case last year, the members of the Management Board have agreed to individual disclosure of their compensation in the consolidated management report, and have thus followed Corporate Governance Code with regard to this point which is contentious in Germany.

In addition, the Committee for Nomination and Board procedures has held discussions with the chairman of the Management Board of the Group with regard to suitable successors for virtually all management positions; this means that we should be able to immediately recruit suitably qualified persons for these positions if required. The fact that this subject can be significant for a young company such as ours was demonstrated by the unexpected departure of Johann Berger, Spokesman of the Management Board of Hypo Real Estate Bank AG. The Supervisory Board agreed to Mr Berger's request to be released prematurely from this position in the Group.

It is true that the Committee for Nomination and Board procedures agreed with the Chairman of the Management Board that the Group would lose a very capable manager in the person of Mr Berger; on the other hand, following the successful completion of restructuring, there would be an opportunity to recruit a new person in order to focus on the acquisition of new business. In the person of Frank Lamby, the Chief Risk Officer of the Group and former executive director of Hypo Real Estate Bank International, we have obtained a highly qualified manager with sales experience as Management Board Spokesman for Hypo Real Estate Bank AG. We were accordingly able to agree to the request of Mr. Berger – albeit with regret.

The strategic focus of the Hypo Real Estate Group, which has been supported by the Supervisory Board right from the very beginning and which is also monitored appropriately by the Supervisory Board, has so far proved to be correct and successful. The restructuring was successfully completed in 2004, i.e. one year before the originally planned deadline. The portfolio sales of Hypo Real Estate Bank AG, the size of which has set new global standards, has dramatically improved the risk situation in the Group. With the concept, speed and care of implementation of these major transactions, all persons who have been involved have made an exceptional contribution.

Hypo Real Estate Bank International has been able to expand its position as a provider of structured financing on the real estate market. The establishment on the international capital market was an essential requirement in this respect. The successful placement of large volume bonds on the capital market has demonstrated the confidence which our company has already established on the market and also guarantees independent refinancing.

The year which has been successfully completed has enabled the Management Board and Supervisory Board to propose a dividend payment for our shareholders for 2004. The Supervisory Board is convinced that the dividend payment is a key instrument in order to ensure that management focuses on sustainably generating yields – also in subsequent years.

The shareholders' meeting has appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspr fungsgesellschaft, Berlin and Frankfurt am Main, as the auditors. The auditors have audited the financial statements prepared by the Management Board and the management report with the risk report, and have issued an unqualified auditor's opinion. This is also applicable for the consolida-ted financial statements and the consolidated management report. In line with its audit obligations as detailed in section 317 (4) HGB, the auditors have also assessed the company's monitoring systems for the early recognition of risks. The auditors confirm that the methods defined by the company for managing, recognising and monitoring the risks taken on by the Group are appropriate and that the management reports for the parent company and the Group accurately present the risks attributable to future developments. The Chairman of the Audit Committee, Prof Dr Pohle, and the Chairman of the Supervisory Board attended the final discussion of the Management Board with the auditors.

The auditor's report has been received by the Audit Committee on behalf of the Supervisory Board. The Audit Committee has extensively considered the financial statements, the management report, the consolidated financial statements, consolidated management report as well as the proposed appropriation of cumulative profit, and checked where necessary by inspecting the accounts of the Group. The audit manager of the auditors attended this meeting of the committee. The Audit Committee has notified the Supervisory Board of the results of its own audit and proposed that the financial statements and management reports with risk report be approved. The Supervisory Board has accordingly approved the financial statements and the consolidated financial statements which have been prepared.

The financial statements of Hypo Real Estate Holding AG and the Hypo Real Estate Group are thus deemed to have been adopted.

The above-average achievements and success in all individual areas of the Group would not have been possible without the professionalism, flexibility and tremendous dedication of our staff. On behalf of the Supervisory Board, I should like to thank all members of staff for their commitment. I should like to thank the Management Board for the close cooperation based on the principles of mutual trust and the open and regular dialog with the members of the Supervisory Board.

And finally, I should like to assure our shareholders that our staff, the Management Board and the Supervisory Board will this year again devote all their efforts, ideas and skills towards ensuring that the Hypo Real Estate Group continues to progress successfully on the market and thus to justify the confidence which you have placed in us by buying our shares.

Munich, March 2005



Kurt F. Viermetz

For the executive bodies of Hypo Real Estate Holding, Corporate Governance is not only a key subject, it is also a mission which covers all areas of the Group. Despite some points which we regard as critical, the German Corporate Governance Code ensures that important aspects of management are constantly discussed and continuously deliberated within the company.

Good management naturally has many sources. Of vital importance are aspects such as sustainability, reliability, and of course compliance with legal requirements and financial ethics of the countries in which we as a Group and an international company operate.

For instance, last year, we adopted a code of conduct which commits our members of staff and members of our management bodies to follow a professional, responsible and ethical conduct. This code of conduct also in particular sets out rules designed to avoid conflicts of interest.

In the interest of increased transparency, we have also decided, in our statement in accordance with section 161 AktG, to comment on the so-called "suggestions" of the Corporate Governance Code. We have accepted all resultant variances after considering all arguments. Only if companies are transparent with regard to all points a meaningful discussion on good management may be held.

Shareholders and shareholders' meeting

We place major emphasis on direct personal contact in all dealings with our shareholders. We intend to encourage this contact throughout the year by way of our comprehensive investor relations work. On the occasion of the shareholders' meeting, the best way to communicate is with shareholders who are present. We accordingly continue to be somewhat sceptical with regard to the internet transmissions and internet votes proposed by the code. All shareholders who do not attend the shareholders' meeting are of course able to specify a proxy in order to express their wishes from outside the shareholders' meeting.

Interaction between the Management Board and Supervisory Board

The interaction between the Management Board and the Supervisory Board is particularly close and based on the principle of mutual trust as a result of the stringent requirements which were fulfilled jointly during the time of the spin-off and the establishment of the company. In the course of the expansion of the Supervisory Board to six members the Supervisory Board has been enabled to set up committees in order to ensure that the exchange of information between the Management Board and the Supervisory Board will continue to be adequate as our business expands.

The Management Board and Supervisory Board have extensively discussed the extension of the existing D&O insurance. It has been decided that a corresponding policy will also be taken out for the future in order to protect the company and its executive bodies against any claims. A self-retention has not been decided, because from the company's point of view the focus lies on protecting the company. It is assumed by the company, that the executive bodies exercise their management duties in a responsible manner and that the self-retention is neither an incentive nor an element designed to encourage the sense of responsibility.

Management Board

The Committee for Nomination and Board procedures has thoroughly discussed the introduction of a stock option scheme as a component of compensation for the Management Board with a long-term incentive effect and with a risk nature. In view of the reasons detailed in the above report of the Supervisory Board, the committee and also the entire Supervisory Board has concluded that a stock option scheme will not be introduced in the current phase of development of the company.

Supervisory Board

The Supervisory Board now consists of six members. These persons have a high level of national and international knowledge covering the entire area of the Group's activities, and this is an extremely important advantage for our company.

A Committee for Nomination and Board procedures and an Audit Committee have been set up in line with the internal regulations applicable for the Supervisory Board. With regard to the Audit Committee, some of the main aspects taken into consideration were an independent make-up and a strong position with regard to management. The committees meet on a regular basis and reduce the amount of detail work to be carried out by the plenary body.

As a result of a change in the articles of association, an additional fixed amount of compensation has been introduced for the Chairman of the Supervisory Board and his deputy and also for the chairmen of the committees and the committee members. We have decided not to implement a variable component of compensation for the Supervisory Board because, in our opinion, the primary responsibility of the Supervisory Board is to monitor the business activity of the company, and this responsibility should not be associated with the success of the business.

Transparency

We use our web site for immediately disclosing all company information to be published, including the analyst and roadshow presentations as well as our financial calendar in German and English. We have decided not to disclose the shareholdings of individual members of the executive bodies because the limits specified by the German Corporate Governance Code have not been met in any case, not even on the basis of the total holdings. There were no notifiable Director's Dealings as defined by section 15a WpHG (Wertpapier-Handelsgesetz, German Securities Trading Act) in the course of the financial year.

In the period under review, no major transactions took place between Group companies and members of the Management Board, the Supervisory Board or related persons.

The members of the Management Board and the Supervisory Board were not affected by any conflicts of interest in the financial year.

Accounting and audit of financial statements

All statements and suggestions of the German Corporate Governance Code relating to the appointment of the auditor and the audit itself have been fulfilled.

With the exception of the deviations explained in the following statement of compliance of 8 December 2004 displayed on our web site, we comply with all recommendations and suggestions contained in the German Corporate Governance Code, to the extent that they are relevant for us.

Management Board and Supervisory Board's declaration of compliance with the German Corporate Governance Code in accordance with § 161 German Stock Corporation Act, as of 8 December 2004

Corporate Governance means responsible corporate management and control geared towards favourable long-term corporate development. As an internationally focussed Group of companies, we attach utmost importance to responsible dealings with our shareholders, close and trusting cooperation within the Management Board and the Supervisory Board as well as between these executive bodies, and also transparent corporate communication.

In an ongoing process we determine how good Corporate Governance may be implemented within the framework of the Group's particular needs and demands.
In 2004 we have intensively reviewed issues of Corporate Governance and strengthened it again. Due to our international focus not only do the international markets gain further importance but also and quite naturally the corresponding legal and ethical frameworks. In establishing an audit committee within our Supervisory Board for example we very much drew on S-American ideas and models.

We welcome the intention in Corporate Governance research to attach a greater weight to recommendations of the German Corporate Governance Code. The suggestion of individualised reports of executive officers' compensation is very rightly termed "critical", as compliance with this suggestion is generally very low. We regard transparency in this matter very much as a scrupulous merchant's duty towards the owners of the company, the shareholders, as well as towards our staff. We want to further improve transparency by documenting and commenting on deviations from suggestions of the code as well.

We do not intent on joining the increasing trend towards positive listing of compliance and general good conduct, but rather stick to a concise documentation of Corporate Governance according to the "comply or explain" principle.

We issue the subsequent Declaration of compliance on the German Corporate Governance Code in accordance with section 161 of the German Stock Corporation Act (AktG):

"Apart from the exceptions listed below, Hypo Real Estate Holding AG (the "company") has complied and will comply with the recommendations and suggestions of the Government Commission on the German Corporate Governance Code:

Code no. 2.3.3. The company does not follow the suggestion that the company representative acting as a proxy for shareholders should be reachable during the Annual General Meeting. Naturally during the AGM there is a proxy who may be instructed by non-participating shareholders in advance and by participating shareholders during the meeting. However, real time instructions from non-participating shareholders make little sense without live coverage of the AGM on the internet or other media. Furthermore the company would fear a possible source of flaws in the voting and decision-making process.

Code no. 2.3.4. The company does not follow the suggestion of live coverage of the AGM on the internet. Notwithstanding the high costs involved the company would fear losing the open nature of AGM discussions and, in case of technical trouble, discriminating shareholders participating over the internet.

Code no. 3.8. The company does not follow the recommendation of agreeing a deductible for a D&O policy. The D&O policy has a double function. Firstly it insures the company itself against economic loss, secondly it limits the executive officers' exposure to personal liability. The company places stronger emphasis on the first function and therefore abstains from agreeing a deductible.

Code no. 4.2.3. The company for the time being does not follow the suggestion of long-term incentives containing risk elements. During the restructuring process of the Group suitable comparison parameters may not be reliably determined. The introduction of long-term incentives, however, is being discussed.

Code no. 5.1.2. The company does not follow the suggestion that for first time appointments to the Management Board the maximum possible appointment period of five years should not be the rule. The members of the current Management Board have been appointed for five years to provide for stability in the executive body of the company. As a rule the appointment period should be shorter.

Code no. 5.4.4. The company does not follow the suggestion of election or re-election of members of the Supervisory Board at different dates and for different periods of office. The company does not perceive a significant advantage in different periods of office, but fears additional expenses and loss of efficiency.

Code no. 5.4.5. The company does not follow the recommendation of a performance-related compensation for members of the Supervisory Board. Both the independence and neutrality in advising the Management Board and the exclusive orientation of supervision on the interests of the company are best ensured by a fixed compensation.

Since the individual compensation of members of the Supervisory Board can easily be read from the articles of association, an individual and subdivided report in the notes of the consolidated financial statements are considered superfluous. Apart from the compensation, set out in the articles of association and expense allowance and work equipment no other advantages are being currently granted.

Munich, 8 December 2004

The Management Board The Supervisory Board





Senior Debt Financing

Senior debt financing is used if part of a property is acquired by the investor's capital (e.g. in the case of real estate funds) and the remainder is financed by debt capital. In such arrangements, the debt capital, which for instance is provided by one or more banks in the form of loans, is split into a senior



Millenium Tower Amsterdam, Netherlands



ranking part and a junior ranking part. Senior debt financing is the term used to describe the senior ranking part of the loan, and is thus exposed to lower risk; it can accordingly be refinanced on the capital market on more favourable terms.

The **Millenium Tower**, a 27-storey **office building**, with a height of 98 m and a total floor area of 50,000 sqm, is an outstanding property in the Teleport Area, one of the most desirable commercial quarters of **Amsterdam**. It was designed by the architect Rob van Erk (EGM Rotterdam). In addition to offices and a conference facility, the building also includes cafés, restaurants and crèches.

It has been acquired from Commerz Grundbesitz-Investmentgesellschaft mbH (CGI) for the open real estate fund "Haus-Invest". The sole tenant is Elsevier B.V., a wholly-owned subsidiary of the British-Dutch Reed Elsevier plc, the world's largest publishing house for scientific literature and publications.

Württembergische Hypothekenbank arranged the debt financing for purchasing the property in the amount of € 113.2 million. It will provide itself senior debt financing of **€ 35 million**. The junior ranking part will be provided by FGH Bank from the Netherlands. 50 % of the purchase price was covered by equity of CGI.

Hypo Real Estate Group

New York

Tokyo

Hong Kong

Map of Locations

Stockholm

Dublin

London

Amsterdam

Luxembourg

Stuttgart

Munich

Paris

Milan

Madrid

Lisbon

Market situation in 2004: Only minor gains on the leading indices

The international capital markets in 2004 continued to advance with overall moderate growth. Major leading indices reported comparatively minor gains on the back of strong fluctuations (Dow Jones Industrial +3.1%, DAX +7.3%, Euro STOXX 50 +7.3%).
In the opinion of market experts, stronger growth was prevented by the increase in the price of crude oil as well as uncertainty regarding future economic developments. However, some major indices were able to report strong growth. For instance the MDAX in 2004 advanced by 20.3%, and the corresponding performance of the SDAX was 21.6%. The Prime Banks Index, which is important for the shares of Hypo Real Estate Holding AG, gained 3.3%.

Hypo Real Estate Holding AG shares gain 54% in 2004

Following the good performance in 2003, the year in which the shares were first listed, the shares of Hypo Real Estate Holding AG also advanced appreciably in the year under review. At the end of 2004, the shares had achieved a performance of 54.1% compared with the corresponding prior-year reference date, and were accordingly one of the best performers of all bank shares in the world. The shares outperformed the MDAX by approx. 34 percentage points, the DAX by around 47 percentage points, and the Prime Banks index by approx. 51 percen-tage points.

Key facts about the Hypo Real Estate Holding shares

		2004	2003
WKN ordinary shares		802 770	802 770
ISIN ordinary shares		DE 000 802 770 7	DE 000 802 770 7
SE code		HRX	HRX
Average number of shares	Units	130 433 775	130 433 775
Number of ordinary shares as of 31.12.	Units	130 433 775	130 433 775
Number of preference shares as of 31.12.	Units	3 638 400	3 638 400
Year's high[1]	€	30.78	19.79
Year's low[1]	€	20.27	12.40
End-of-year closing[1]	€	30.50	19.79
Result before taxes per share	€	1.65	1.16
Net income after taxes per share[2]	€	1.25	0.86
Market capitalisation as of 31.12.	€ billion	3.978	2.581

[1] Xetra closing prices on the Frankfurt Stock Exchange [2] Excluding deferred taxes on capitalised losses carried forward

Restructuring of Hypo Real Estate Germany has strengthened confidence

Hypo Real Estate Group fully met all of its targets in the year 2004, and accordingly further strengthened investor confidence in the company. The early completion of the restructuring process at Hypo Real Estate Germany was particularly well received by the capital market. Hypo Real Estate Group has demonstrated that it is able to meet ambitious and complex strategic targets on schedule or even sooner than originally planned.

Active capital market communication In addition, the active communication policy of the company with the capital market and the greater perception of the business model of the Hypo Real Estate Group are further reasons for the positive performance of the shares. Constant contact with the capital market regarding the latest developments in the Group permits a transparent and open supply of information. In addition, numerous individual discussions with investors were held in the year under review on the occasion of roadshows, conferences and also within the framework of company visits. Four quarterly conferences, one analyst conference and one investor conference were also held. The close contact with the capital market and the media will also enable the Management Board to take account of the information needs of investors. The aim of Hypo Real Estate Group is to further strengthen and boost market confidence in the shares by way of an open, transparent and prompt information policy.

Share price development in 2004 (indexed)


■CXPB (Prime Bank)
□MDAX
□HRX
150
140
130
120
110
100
90
80
January
May
August
December

Strong investor interest The shares of Hypo Real Estate Holding AG are becoming increasingly attractive for international investors, particularly for institutional shareholders in Great Britain and the USA. Demand of institutional investors from the German-speaking world is also increasing. According to the notification provided to the company in accordance with the Securities Trading Act (WpHG – Wertpapierhandelsgesetz) of 29.01.2004, Brandes Investment Partners holds a total of 9.09 % of the company's listed ordinary shares. However, according to the definition of Deutsche Börse (German Stock Exchange), the free float of Hypo Real Estate Holding AG is still 100 %, because the investor's structure enables the investor to sell the shares at any time, and is also not subject to a shut-out period.

Analyst coverage On the balance sheet date, 23 analysts provided coverage of the shares of Hypo Real Estate Holding AG. This figure was ten more than was the case one year ago. Independent third-party analyses provide investors with further support for their investment decision. The assessment of analysts on the balance sheet date is positive: 17 rated the shares as "buy / outperform", 5 as "neutral / market performer" and the recommendation of one analyst was "sell".

Earnings per share and dividend Earnings per share for last year amounted to € 1.25. The Management Board and Supervisory Board will propose to the shareholders' meeting on 20 May 2005 that a dividend be paid for the first time. The proposal is for € 0.35 per share.

All shares


Preference shares 3,638,400
Listed ordinary shares 130,433,775

As of 31 December 2004

Ordinary shares


9.09% Brandes Investment
90.91% Other free float

As of 31 December 2004

Dr. Paul Eisele Frank Lamby Georg Funke Dr. Markus Fell



Organisation structure of Hypo Real Estate Holding's Management Board

CEO Georg Funke CEO of Hypo Real Estate Bank International	CFO Dr. Markus Fell	Dr. Paul Eisele Spokesman of Management Board Württemberger Hypo	CRO Frank Lamby Spokesman of Management Board Hypo Real Estate Bank AG
Group Corporate Office	Group Accounting & Taxes	Group Asset & Liability Management	Group Credit Risk Management
Legal Department	Risk Control, Controlling & Planning		Group Senior Risk Management
Group Internal Audit			

The structure of the Hypo Real Estate Group involving the holding company and the three banks, each of which represents a business segment, has demonstrated its worth, and offers significant advantages for managing the Group. The results and business development of the segments are transparent as they are detailed in the accounts and documents of separate legal entities. Particularly the restructuring of the business segment Hypo Real Estate Germany, has proven the benefit of a separate company with clearly focused management.

It is also possible for strategic options for the Group or the individual segments to be implemented more easily, e.g. acquisitions of regulatory licenses for Capital Markets activities at Hypo Real Estate Bank International. Within this overall structure, the holding company assumes the clearly defined role of strategic management. In addition to its function as a gateway to the equity market, the holding company has also been responsible for management of the Group and the business segments right from the very beginning.

Whereas this management function was originally mainly limited to overall business policy, planning, allocation of resources and risk controlling, further entities with Group responsibility were established in 2004.

The establishment of a separate segment "Group Internal Audit" guarantees stringent internal auditing which has to be carried out on the basis of uniform criteria. Standards for the audit process have been defined and approved in the newly established Audit Committee.

In addition to the existing function of Risk Controlling, Group Credit Risk Management was set up at the beginning of 2005; this manages the credit portfolio within the entire Hypo Real Estate Group under various risk considerations. Senior Risk Management has also recently been established. The lending decisions themselves are taken in the banks. In order to ensure compliance with lending limits applicable throughout the Group and/or lending standards, a positive vote of Senior Risk Management is also necessary.

Management structure of Hypo Real Estate Group

Management Board of Hypo Real Estate Holding AG
Georg Funke (CEO) | Dr. Paul Eisele | Dr. Markus Fell | Frank Lamby

Management Board of Hypo Real Estate Bank International	Management Board of Württembergische Hypothekenbank AG	Management Board of Hypo Real Estate Bank AG
Georg Funke (CEO)	Dr. Paul Eisele (Spokesman)	Frank Lamby (Spokesman)
Stephan Bub	Dr. Robert Grassinger (deputy)	Manuela Better
Eckehard Dettinger-Klemm	Friedrich Ladda	Frank Hellwig
Dr. Markus Fell	Manfred Weil (deputy)	
Jürgen Fenk		

These arrangements ensure that by far the most important asset for the Group, namely the impeccable loan and portfolio quality, is managed for the entire Group on the basis of stringent uniform standards from the holding company. In future, group-wide asset and lia-bility management will also be handled at the Group level to a greater extent than has previously been the case.

The Group structure detailed above and the relations between the holding company and the three banks are also reflected in the management structure. The various responsibilities of the members of the Management Board of the holding company correspond to the duties and responsibilities detailed above.

The members of the Management Boards of the banks are responsible for managing the activities of their companies, and are advised and supervised by the members of the Supervisory Boards. In the case of Hypo Real Estate Bank International, which has a single-stage board based on the Anglo-Saxon model, this monitoring function is carried out by the Chairman and the other non-executive members of the board. Some external persons sit on the supervisory bodies of the subsidiaries.

For the purpose of managing the banks, the long-standing experience of external members of the Supervisory Board and a critical external view have proved to be beneficial in addition to taking account of Group needs.

Regular board meetings are held by the Management Boards of the holding company and the banks in order to promote the Group culture and common exchange of information.

Changes in the Management Boards

The following personnel changes took place in the Management Boards of the Hypo Real Estate Group during 2004:

Johann Berger resigned as a member of the Management Board of Hypo Real Estate Holding AG as of 8 December 2004.

Manuela Better was appointed to the Management Board of Hypo Real Estate Bank AG, Germany, as of 1 January 2004. Theodor Knepper stepped down from the Management Board as of 31 August 2004. Johann Berger left the Management Board as of 31 December 2004.

There were the following changes in the Management Board of Hypo Real Estate Bank International in 2004: Stephan Bub was appointed to the Management Board as of 1 January 2004, Dieter Heusel retired on 31 March 2004, Markus Fell assumed the functions of Chief Financial Officer and Chief Operating Officer on 1 April 2004 in addition to his function at Hypo Real Estate Holding AG. On 31 December 2004, Frank Lamby, who was responsible for the function of Chief Risk Officer, left Hypo Real Estate Bank International in order to become the Management Board's spokesman of Hypo Real Estate Bank AG on 1 January 2005.

The following changes have taken place during the period under review at Württembergische Hypothekenbank AG: Dr Robert Grassinger was appointed as a deputy member of the Management Board on 1 April 2004. Dr Dittmar Hagedorn stepped down from the Management Board on 30 June 2004. Manfred Weil was appointed as a deputy member to the Management Board on 1 August 2004.

Main features of the remuneration for board members

The remuneration for board members of Hypo Real Estate Holding AG consists of a basic salary and a performance related cash-bonus. The base salary of Mr Funke, Mr Lamby and Mr Berger was not adjusted in 2004. The total fixed remuneration comprises on usual terms general expenses for fringe benefits (the company's share in health and compulsory long term care insurance as well as the benefit in kind for the use of a company car). Additionally Hypo Real Estate Group replaced costs in connection with the relocation to Ireland (moving expenses, broker fees, lodging allowance etc.). According to Irish law these expenses are subject not only to taxation for benefits in kind but also to social insurance contributions.

Overall number of employees in the Hypo Real Estate Group slightly lower

On 31 December 2004, 1,311 persons were employed in the Hypo Real Estate Group, compared with 1,461 (not included the employees of not consolidated affiliates the headcount was 1,366) in the previous year; of this figure, 44 were employed at Hypo Real Estate Holding AG, 504 at Hypo Real Estate Bank International, 171 at Württembergische Hypothekenbank AG and 592 at Hypo Real Estate Bank AG. The downsizing at Hypo Real Estate Bank AG compensated for the growth in the number of employees particularly at Hypo Real Estate Bank International. The increase does also include the staff of Hypo Real Estate Capital Corporation in New York, with 100 employees.

In view of the numerous changes due to internal and external recruitment, the year was entirely characterised by the process of strengthening a uniform group-wide corporate culture. Open communication, teamwork as well as respect of colleagues and other members of staff across legal and regional borders are now a major feature of the Group. A further component of the corporate culture is the personal mobility of the employees.

Even if the individual banks operate as independent employers, the employees are able to access all entities of the Group in order to take on new professional challenges. In the year under review, as was the case last year, staff from the Group continued to relocate primarily to Hypo Real Estate International. In addition, new po-sitions in the holding company and at Hypo Real Estate Bank AG in Germany were also filled by members of staff from Hypo Real Estate International. Group transfer guidelines have been adopted for an uncomplicated and uniform procedure applicable for relocations in order to encourage mobility within the Group.

Establishment of the Group works council

A Group works council was constituted in the Hypo Real Estate Group on 17 February 2004 in accordance with section 54 et seq. of the Works Constitution Act (Betriebsverfassungsgesetz). This body, which is responsible for all German operations of the Group, is currently made up of two members of the central works council of Hypo Real Estate Bank AG and two members of the works council of Württembergische Hypothekenbank AG.

Staff profile


Number of employees in the Group 1,311
Thereof: Men 727
Thereof: Women 584

As of 31.12.2004

The chairman is Helmut Aichberger (Hypo Real Estate Bank AG) and the deputy chairman is Wolfgang Schopf (Württembergische Hypothekenbank AG). Other members of the body are Gerhard Huber (Württembergische Hypothekenbank AG) and Georg Kordick (Hypo Real Estate Bank AG).

Success due to our employees

The commitment, continuity and loyalty of the employees is a major factor behind the positive result which has been achieved. The Management Board and the entire management would like to particularly thank the employees and their representatives for this contribution which they have made towards attaining the corporate objectives.

Outlook

At the beginning of 2005, the Hypo Real Estate Group took out reinsurance with Allianz Lebensversicherungs AG for the pension liabilities arising from the company pension scheme for the German liabilities. In this way, it now offers its employees additional security for their future pensions. As a result of taking out this insurance, the Group is now able to treat the pension provisions without any impact on the balance sheet because they can be netted with the value of the reinsurance, and the risk of an increased life expectancy has been transferred to a third party.

The key aspects of personnel work in 2005 at the Group level will be the scheme for encouraging future senior executives with the definition of appropriate qualification channels and planning for the succession of defined key positions.

Employees according to business segment


Number of employees in the Group 1,311
HRE Holding 44
HRE Bank International 504
HRE Bank 592
Württembergische Hypothekenbank 171

As of 31.12.2004

Employees according to regions


Number of employees in the Group 1,311
Thereof: Germany 850
Thereof: Rest of Europe 327
Thereof: America/Asia 134

As of 31.12.2004

The success of the Group's business activities is based not only on a correct assessment of economic factors; it is also based on the comprehensive involvement of social and ecological factors in entrepreneurial decisions. Without these factors, there would be no guarantee for the sustainable success of its actions.

Code of conduct

In addition to specialist skills and a professional approach, flexibility and speed in the business processes, the Hypo Real Estate Group expects that its employees will work fairly with all stakeholders within an atmosphere of mutual trust. Conduct with customers, shareholders, regulatory authorities and other stakeholders – and also working together with other colleagues within the company – is based on the principles of integrity and responsibility.

The code of conduct of the Hypo Real Estate Group describes the conduct which is expected from all employees. It is expected that every member of staff will base his/her actions on the principles and values set out in this code.

On this bases, the Hypo Real Estate Group is becoming an international group with a uniform culture: An open, innovative and reliable company which is aware of its responsibility towards its stakeholders as well as society as a whole and the future.

Sustainability and environmental protection

The protection of natural resources is a fundamental basis of sustainable economic growth and social prosperity. The Hypo Real Estate Group ensures that entrepreneurial action contributes towards promoting and maintaining an environment which is worth living in. To Hypo Real Estate Group, sustainable management also means taking pro-active action and thus releasing creative potential.

The subjects of sustainability and environmental protection are integral components of the code of conduct. Senior management is responsible for environmental protection. The environmental executive of the Hypo Real Estate Group monitores that guidelines are actively followed and continuously developed.

Social responsibility

All companies in the Hypo Real Estate Group assume social responsibility for instance by encouraging social projects and institutions in the education sector.

The "Hypo Real Estate Foundation" offers excellent young artists the opportunity to develop their talent at the highest level. Since 1992, the "Hypo Real Estate Foundation" has been awarding prizes for aesthetically and ecologically exemplary commercial buildings by way of architecture competitions.

The "Württembergische Hypothekenbank Foundation for Arts and Science" has set itself the task of encouraging intellectual and artistic work in Baden Württemberg. Literary and scientific documents, painting and sculpture, music and theatre, culture and local customs are effectively supported by way of subsidies, grants, purchases and exhibitions.

Hypo Real Estate Holding AG supports the "Elite study of Finance and Information Management" at the University of Augsburg. It accordingly makes a contribution towards training highly qualified future managers for the financial sector.

As an internationally operating banking group, the Hypo Real Estate Group actively seizes the opportunities which result from its international presence and its market position. Accordingly, a corporate social responsibility concept is being prepared at present; the purpose of this concept is to ensure that aid organisations are encouraged on a long-term basis by means of donations. A programme for supporting employees of our companies in their voluntary social work is also being developed.

Compared with the beginning of the year, the imbalances in the global economy became more pronounced in the course of 2004. Whereas the economy was booming in Asia, primarily in China and India, the recovery process in Europe has not yet taken hold. The economy in the USA has achieved strong growth but, as is the case in Europe, this has not yet had a significant impact on employment.

The adjustments have taken place via exchange rates, whereby the main burden has been borne by the Euro, which appreciated dramatically against the US Dollar in 2004. Raw material prices rose sharply as a result of strong demand from Asia; countries such as South Africa, Brazil and Russia have benefited from this upturn in demand. The oil price was additionally boosted by the permanent uncertainty concerning political developments in the Middle East, and this had a retarding effect on the economy in the Western industrialised countries. The financial markets were not affected by events such as terrorist attacks and natural catastrophes as well as the EU Eastern enlargement. Only the outcome of the US presidential elections had an impact on interest rates and exchange rates.

On the other hand, there was a significant increase in the current account deficits and budget deficits of the industrialised countries. In the USA, there was a slight increase in capital market rates, which was perceived to be a turning point in the global rate cycle. The significant amount of liquidity available throughout the world, which was invested mainly in safe fixed-interest securities, and the fact that the expected significant economic recovery in Europe failed to materialise ensured that interest rates in Euroland fell to a new all-time low.

The deflation potential which was still being discussed in the Western world one year ago lost its threat in 2004. The strong growth in the USA, more expensive imports and growth in money supply tended to increase the risks of inflation in the USA. The FED has accordingly raised interest rates in five stages from 1.0% to 2.25%. Despite a sharply increasing money supply, the strong Euro and lower growth in the Euro zone enabled the European Central Bank to leave interest rates unchanged at 2%.

Germany was only able to benefit from the booming world economy in its capacity as world champion exporting country; however, the country's domestic economy has lost contact with the world economy. Domestic demand failed to provide any impetus in 2004. The wait-and-see attitude of German investors, who are becoming increasingly active outside Germany, is now opposed by increased demand of international investors for German companies, which is indicative of somewhat more positive future prospects, at least from this quarter. The fear of losing one's job is one of the factors behind the still sluggish spending patterns of German consumers.

Germany
2004 was a difficult year for the German real estate sector. Building activity continued to decline in Germany, the contraction amounting to around 1.5% in the course of the year. The volume of transactions declined in the five main real estate conurbations in Germany, namely Berlin, Hamburg, Munich, Frankfurt am Main and Düsseldorf. Despite some losses, the market with the highest level of turnover was again Frankfurt am Main.

The commercial investment market in the five main conurbations in 2004 was affected by the impact of overall weak rental markets. However, international investors become increasingly interested in the German real estate market towards the end of the year. Investors focused on pure office premises, which accounted for two thirds of all transactions. However, the trend is clearly going in the direction of mixed-use properties and retail properties.

The economic upturn is expected to strengthen and the market is expected to slightly recover at virtually all locations in 2005. However, there are currently no prospects of a significant improvement on the real estate market due to increasing demand this year.

Office market Slightly higher like-for-like sales, a further decline in top rents and a significant increase in vacancy rates were recorded in the main office locations of Germany. Top yields, which are low on the basis of an international comparison, remained stable.

The development of rising vacancy rates slowed down towards the end of the year, but they are still at a very high level. A significant amount of empty office premises is no longer consistent with the existing demand. Demand on the rental markets is moderate.

For 2005, the Group expects to see stagnation or a slight recovery of the market in virtually all segments. Top rents should hold up, whereas average rates may decline further. It is also assumed that the vacancy rate should decline as the year progresses due mainly to a further decline in project development activity.

Retail market The difficulties of the retail sector continued to exist in 2004. However, the increase in the vacancy rate is due not only to lower retail sales but also to changed consumer patterns and the fact that sales areas no longer meet the needs of the market. Despite muted expectations, the rate of expansion is still strong (on sales areas which meet the needs of the market). This is resulting in the risk of excess supply in some sub-markets. Investors are still interested in top-of-the-range premises, and the market is still experiencing relatively strong demand for good to very good micro-locations. The continuing problems in the retail sector must not disguise the fact that there are some excellent retail concepts which are currently taking advantage of the low level of rents for their expansion plans or in order to improve their locations.

Industrial, warehousing and logistics market Demand for commercial property continued to be weak in 2004; there would appear to be hardly any changes in the short term on the market.

There were major regional differences in 2004 on the market for logistics properties. In Hamburg, Düsseldorf and Munich, new rentals were higher than was the case a year ago. In the region of Frankfurt am Main, new rentals declined by around 30% compared with last year. Demand in Berlin and Leipzig was relatively moderate. For 2005, demand is expected to pick up at most locations.

Residential market The number of planning approvals in 2004 fell to an all-time low, one of the reasons being changes connected with the Eigenheimzulage (government subsidies for owner-occupied premises). The prices and rents of residential property in Germany financed by the private sector generally declined in 2004, with the exception of some regions in Eastern Germany, where the situation has bottomed out. Significant numbers of people continued to emigrate from Eastern Germany to the main conurbations of Western Germany. In some Western German cities with a strong economy, such as Munich, the supply of residential accommodation continued to be tight despite rent reductions.

Great Britain

Economic growth slowed down in Great Britain towards the end of 2004, and this had an impact on the property sector, where prices in November 2004 declined with the highest rate seen since 1992. Despite minor improvements on the rental market, there was evidence of rent increases only in certain areas, for instance the West End of London. As a result of strong competition and the limited supply of suitable investment products, property yields continued to decline slightly. This meant that British investors increasingly started to look for suitable investments outside the British market, e.g. in Germany. On the other hand, there are signs that institutional investors are returning from abroad to Great Britain.

Office market Compared with the prior year, the office market is more stable and there were signs of a slight improvement. For instance, in central London, sales were approx. 75% higher than in 2003. Vacancy rates of office premises continued to decline, although they still remained at a relatively high level in absolute terms. Towards mid-2004, the decline in rents in central London and also price increases on the capital market slowed down. Prices rose towards the end of the year, which meant that London reported strong increases in rents in 2004. The supply of top-quality office accommodation is still limited. The existing strong demand on the investment market put pressure on yields. Rents are expected to increase slightly in 2005, and the investment market will continue to be competitive.

Retail market Retail sales slowed down in 2004. Rent increases were lower compared with last year. Demand for top-quality accommodation is still strong as such accommodation is in short supply. This strong investor demand depressed yields. Shopping centres continued to be desirable investment objects. This meant that yields of such investment premises were depressed in 2004. The annual forecast for the retail market is positive.

Industrial, warehousing and logistics market The market for industrial, warehousing and logistics property was strong in 2004. Supply and demand were stable over the year. Good results were achieved primarily in London and the M25 corridor. Because investor demand was still strong, yields declined, and there was hardly any evidence of rent increases in the top segment. A similar development is expected in 2005.

Residential market There were clear signs of a deterioration in the market climate towards mid-2004. Expected rate hikes have had a negative impact on the housing market. The market for exclusive premises last year again achieved slight growth compared with the average market.

France

The French property market weakened slightly in 2004 in the European context. A characteristic aspect in France is an increasingly competitive situation in the field of real estate financing by French banks.

Office market Because of the centralised nature of the country, the French office market focuses primarily on the region of Paris (Ile-de-France). Because of the comparatively small amounts of new building land released within the city of Paris, most projects involve redevelopment. This is the main reason why the vacancy rate in Ile-de-France in 2004 was only between 6% and 7%, despite a lower rental performance in 2004 compared with the previous year. Office rents nevertheless also came under pressure in 2004, and rents are not expected to stabilise before mid-2005. The investment market in 2004 was characterised by a stronger investment volume than was the case in the previous year. The investors came from France (around 37%), Germany (around 27%) and the USA (around 20%). Because of the shortage of top-quality accommodation in the centre of Paris, the peripheral office market has been developing into an attractive alternative to inner-city accommodation, also as a result of the lower rents involved.

Retail market Despite moderate economic growth in France, the retail market improved slightly compared with the previous year, with a positive outlook for 2005. The investment market is still very active, and in particular the market for shopping centres. Top-quality accommodation is still in very short supply, which meant that yields remained stable in the face of relatively constant high demand.

Industrial, warehousing and logistics market The market for industrial, warehousing and logistics properties reported a weak year. Demand was generally sluggish, supply and the vacancy rate were very high in certain sub-markets. Rents in general were stable.

Residential market In the year 2004, rents and prices, particularly in the region of Ile-de-France, again increased. Sales of existing properties increased compared with the prior year. On the other hand, sales of new property declined.

USA

The capital market again demonstrated its strength last year. Supply increased, as did investor demand compared with the previous year. There is strong competition on the financing market, particularly for high-quality properties which have been let on good conditions. Corporate investments are expected to be the driver of the American economy next year with company-driven expansions. Demand for good investment opportunities will continue.

Office market Prospects improved considerably last year. There were signs of a gradual recovery on the rental market. The decline in the supply of sub-let premises was identified as the major factor behind declining vacancy rates and a stable rental level. Although many sub-markets are still reporting high vacancy rates and although the overall level of rents has fallen, many analysts are more confident for the prospects for the office market in the USA than has been the case in previous years.

Retail market In 2004, the retail market again achieved the best results of all real estate classes. Continuing strong consumer spending resulted in better sales figures, and expansion efforts were boosted. This had a positive effect on the vacancy rates and drove rents upwards. The rental volume last year continued the advance which commenced in the year 2000. It is expected that investor interest will focus on shopping centres and attractive retail locations.

Industrial, warehousing and logistics market The market for industrial property experienced a positive turnaround last year, although unrestricted optimism is not appropriate. The market is characterised by very strong supply. Towards the end of the year, demand increased in most conurbations, resulting in stronger overall sales. Vacancy rates fell below 10%. For the year 2005, the Group assumes that demand will focus on large cities. If the economy is healthy, the industrial market will probably achieve a positive performance.

Residential market The prospects for the residential market improved in 2004. This development was driven by the unemployment figures which declined for the first time in two and half years, as well as rising interest rates. During last year, rents were stable and vacancy rates declined.

Other strategically important markets

Central and Eastern Europe

The Eastern enlargement of the EU which took place last year had a stabilising effect on the real estate markets in Central and Eastern Europe. The year 2004 was characterised by sharply lower yields, a slowdown in the rate at which rents declined and also a slight decline in the vacancy rate for office premises. Particularly in the field of the office market, the main focus is still on the property market in the three capital cities of Prague (Czech Republic), Warsaw (Poland) and Budapest (Hungary). Investments have also been made in the retail sector outside the three cities mentioned above. For the year 2005, yields are expected to decline slightly, and rents are expected to stabilise in all areas.

Sweden

The Swedish economy has not expanded as quickly as originally assumed. In the conurbations of Stockholm and Malmö, the office market saw top rents flatten out. However, demand for top office premises increased. The retail sector experienced stronger demand for premises on the back of increased consumer spending. The supply shortage should ensure that the positive development will continue in 2005. The Swedish industrial market in 2004 remained roughly at the same level as last year. This market segment is expected to consolidate in 2005.

Italy

In Italy, real estate activities focus primarily on the conurbations of Milan and Rome. Both markets have reported a slow-down in rent declines, with a further slightly negative trend. However, low vacancy rates in the office sector provided an attractive climate for investors and owners.

The retail market reported an increase in new building and investment activity in 2004, particularly in the field of shopping centres. The logistics market in Italy is still underdeveloped compared with other European countries, and offers growth opportunities for 2005. The residential market was virtually unchanged last year as a result of stable high demand.

Spain

Within the context of the European office property sector, the markets in the two conurbations of Madrid and Barcelona declined in 2004. Office rents declined slightly over the year, and there was evidence of stagnation towards the end of 2004. Vacancy rates also increased slightly in 2004. The retail sector is the healthiest property sector in Spain, due to still high consumer demand. Following several years of rising retail rents, there were initial signs of stagnation in rents towards the end of 2004. Retail properties in first-class locations and well-managed shopping centres, where yields declined in 2004, are still desirable investment objects. Investors are increasingly focussing on secondary cities such as Valencia, Murcia, Seville, Malaga and Zaragoza, where attractive risk-return profiles can be achieved. The strong rent and price increases seen in recent years on the Spanish residential market flattened out in 2004. The risk of higher financing costs due to rate hikes is still facing private investors.

The Netherlands

The property market experienced a weak year in 2004. Demand for office premises was sluggish, and office rents were still under pressure. Demand for office accommodation and supply stabilised or slightly improved towards the end of the year. However, there are hardly any speculative new building starts at present due to the difficult conditions. The vacancy rates particularly in the conurbation of Amsterdam rose to approx. 20% during 2004, but is now declining again.

Japan

The office market in Tokyo reported the lowest vacancy rate for 28 months in five districts. The trend of falling rents continued in 2004. The market for financing is still extremely competitive. Yields for top-quality premises are still under downward pressure. Investors are increasingly focussing on secondary markets such as Osaka.

China

China became the third largest trading nation in the course of last year. However, economic growth slowed down during the year as a result of tighter legislation. The investment market expanded by more than 25% compared with the prior year. The real estate markets in Peking, Shanghai, Guangzhou and Shenzhen in particular attracted a large number of new investors. The number of new building projects continued to rise sharply compared with the previous year.





Revolving Credit Line

A revolving credit line is agreed between customer and bank to use the credit line subject to conditions. The credit line can be used also by combining a number of different loans e. g. variable and fixed loans, foreign currency loans, revolving lines and guarantees.


ZARA
ZARA
ZARA
ZARA

Messehaus Leipzig, Germany

The two listed buildings **Messehaus am Markt** and **Messehof** are situated in the middle of the town centre of **Leipzig** opposite the Rathaus in a top location in the pedestrian zone Petersstraße. The two **office- and retail buildings** have a total rental area of 28,000 sqm and 128 underground parking spaces. The Messehaus am Markt has to a large extent been completed and has already been handed over to the first tenants. Completion of the Messehof is planned for 2006.

The retail areas have been let to well-known retailers such as the clothing chains C&A, H&M, Zara, as well as Parfümerie Douglas, Apollo Optik, Juwelier Christ and Blume 2000. The architects responsible for the project are Weis & Volkmann.

Hypo Real Estate Bank AG has provided a credit line of **€ 61.5 million** to the project company, consisting of the project developers MIBAG, Meyer Bergmann B.V. and Heintz & Co. 50% of the credit facility has been syndicated.

Business Segments



Hypo Real Estate International



Major Events in 2004

Two events were of particular significance in the year under review. The company was able to devote itself entirely to new business again and exceed its ambitious target for 2004 with a real estate financing new-business volume of € 9.8 billion. Following the year of the spin-off, the bank succeeded in refocussing its entire sales strength in all established markets and in new markets such as Asia. After the completion of the purchase of the US real estate portfolio from HVB AG at the end of 2003, the entity in ew ork in particular was very successful in generating new business. In Asia, the branches or subsidiaries in Hong Kong and Tokyo were opened, and attractive transactions have already been completed particularly in Japan. ew branches were opened in Europe, namely in Amsterdam as well as Lisbon.

The second major event which took place in the course of the year is the successful establishing of Hypo Real Estate Bank International as an independent and autonomous player on the capital market. The provision of the necessary refinancing volume on the basis of competitive terms was perceived to be a critical factor of success for the young international bank.

Accordingly it is particularly satisfying that the new edium Term otes programmes as well as the Euro Commercial aper programme have both made successful starts in a very short time.

In addition, Capital arkets has been established as a new segment and integrated in Hypo Real Estate Bank International. Capital arkets complements the bank s core activities, structured finance, with involving new products, like structuring and converting credit risks into securities capable of being traded on the capital market.This way an integrated sales, credit and capital market platform has been created.

At the end of 2004, the business segment was reorganised in certain areas and three regional sales platforms were established for Europe, the USA and Asia. This move has improved productivity, customer support and cost structures. The sales platform Europe, with headquarters in London, combines the European activities, with the exception of the bank s presence in Germany, which is handled by Hypo Real Estate Bank AG.

Key Financials Hypo Real Estate International

Operating performance (in € million)	2004	2003
Operating revenues	362	193
Provisions for losses on loans and advances	33	37
General administrative expenses	136	64
Net income from investments	3	– 5
Balance of other income/expenses	– 1	—
Net income/loss before taxes	195	87
Net income/loss[1]	148	57
Key ratios (in %)	**2004**	**2003**
Return on equity after taxes[1]	10.1	4.3
Cost-income ratio (based on operating revenues)	37.6	33.2
Key indicators	**31.12.2004**	**31.12.2003**
Total volume of lending (in € billion)	17.8	17.8
Risk assets compliant with BIS rules (in € billion)	17.3	14.5
Core capital ratio compliant with BIS rules[2] (in %)	9.2	8.9
Employees	504	242[3]

[1] Excluding deferred taxes on capitalised losses carried forward
[2] As per approved annual financial statements
[3] Including the employees of non-consolidated affiliates the headcount was 344.

in € million	2004	Budget 2004
Net income/loss before taxes	195	175 to 185

The rating agencies S and oody s recognised the progress which has been achieved in the year 2004. After the bank had satisfied all requirements of the rating analysts, both agencies responded by revising the outlook for the corresponding ratings. On 3 August 2004, S changed its outlook for Hypo Real Estate Bank International A- A- 2 from negative to stable. On October 2004, oody s changed its outlook for A3 -2 from stable to positive.

Development in earnings

et income before taxes at Hypo Real Estate International amounted to € 9 million, and is thus considerably higher than originally planned. This was due to various factors, including the effect of the early application of IAS 39 revised 2003 and the associated redefinition of portfolio-based allowances.

Compared with the previous year, net income before taxes increased by € 08 million 2003: € 87 million . Excluding the deferred tax income from capitalised losses carried forward € million due to the higher earnings, taxes on income were € 7 million higher than was the case in 2003 € 30 million ; however, the overall tax ratio declined considerably. et income, adjusted by the deferred tax income, amounted to € 48 million compared with € 7 million last year. Return on equity in the segment is stated as 0. after taxes, which is more than double the corresponding figure seen in 2003 4.3 .

The development in earnings reflects particularly the good new business and the income from the US real estate financing portfolio which has been included in the income statement since the beginning of the year. In the course of the year, operating revenues gradually increased from € 93 million to € 3 2 million. et interest income rose from € 37 million to € 224 million, and net commission income rose from € million to € 2 million. At the beginning of February 2004, Hypo Real Estate Bank International extended its activities to include the Capital arkets segment, which offers a wide range of structured capital market solutions. This segment is in particular responsible for net trading income of € million.

The addition to provisions for losses on loans and advances amounted to € 33 million, and is € 4 million lower than was the case last year € 37 million . There were no individual allowances.

General administrative expenses increased to € 136 million following the incorporation of US activities, the establishment of "Capital Markets" as well as international expansion (2003: € 64 million). The cost-income ratio is 37.6%.

Credit portfolio development

The credit portfolio, which compared with the documentary credit volume in the following sections also comprises commitments, amounted to € 22.8 billion as of 31 December 2004, an increase of € 4.2 billion compared with 31 December 2003 after maturities and repayments. The figure also comprises an amount of € 0.5 billion for US business and € 1.0 billion for business in Great Britain which is recorded at Württembergische Hypothekenbank although it is guaranteed by Hypo Real Estate Bank International. Real estate financing accounted for around € 17.1 billion (75%) and public sector financing incl. bonds and debt securities investments which are held by Hypo Pfandbrief Bank International (HPBI) accounted for € 5.7 billion (25%) (see also the following diagrams). The percentage of real estate financing in the overall portfolio accordingly increased by 5 percentage points compared with 31 December 2003.

The total volume of new business of real estate financing with professional investors and developers acquired in 2004 amounted to approx. € 9.8 billion, and was accordingly much higher than the originally budgeted figure. Compared with 31 December 2003, new business more than doubled as a result of the strong sales performance. Contributions in this respect were made by European business (€ 6.8 billion) and American/Asian business (€ 3.0 billion). The bank accordingly succeeded in considerably expanding its real estate financing portfolio despite the reductions attributable to high early repayments, particularly in the fourth quarter. Overall, the volume of real estate financing after maturities and repayments increased by € 3.0 billion compared with 31 December 2003. The transactions feature a healthy risk/return ratio. In the individual regions, the bank achieved average interest margins of up to 200 basis points after deducting its own refinancing costs. An average interest margin of more than 140 basis points was achieved across all new real estate financing business.

Total loan portfolio


Public sector financing 25%
Real estate financing 75%

As of 31 December 2004

Real estate financing portfolio by property type


Offices 46%
Other 5%
Residental 13%
Hotels 4%
Mixed use 6%
Logistics/warehousing 6%
Retail 20%

As of 31 December 2004

As a result of activities being expanded into Asia opening of units in Japan and Hong Kong , the bank succeeded in introducing even broader regional diversification into the portfolio. America Asia account for 28 of the overall real estate financing portfolio. Europe accounts for 72 of the portfolio, mainly split between Great Britain and France. Financing arrangements in Hong Kong, Swit erland, Ireland, etc., are summarised under Other . one of these countries represent more than of the overall portfolio. Compared with 3 December 2003, the regions are based on the domicile of the premises, and this arrangement has resulted in changes in the percentages of most countries.

In the portfolio breakdown based on financed types of premises, office buildings and retail premises are still predominant, in line with the bank s strategy; these premises are also stated mainly under the heading ixed use .

Refinancing

MTN programme As planned, Hypo Real Estate Bank International launched a € 0 billion edium Term ote programme listed on the stock exchanges in Ireland and Luxembourg at the beginning of February 2004. The purpose of the T programme is to improve the transparency of refinancing activities and also to diversify the refinancing base.

Shortly after the programme was launched, Hypo Real Estate Bank International issued its inaugural € 400 million three-year FR tranche. This marked the successful start to the bank s issuance on the international capital markets. Since that time, Hypo Real Estate Bank International has issued the impressive volume of more than 40 private placements by the end of 2004. In addition, the bank issued its first benchmark transaction, a € .2 billion Senior Floating Rate ote, which represents a milestone in the bank s strategic development. The order book was almost two-times overscribed. This issue is due to mature on 23 September 2009 and has considerably increased investor diversification.

Business Segments

Real estate financing portfolio by property type


Great Britain 21%
USA 23%
France 18%
Spain 8%
Italy 6%
2% Other
4% Germany
5% CEE*
4% Japan
5% Scandinavia
4% The Netherlands

As of 31 December 2004

* The CEE mainly comprises Hungary, Poland and the Czech Republic.

The bonds issued also comprise tranches in EUR, USD, GBP and JPY. In addition, the expansion of the investor base of Hypo Real Estate Bank International has also meant that the bank was able to place bonds in Czech and Slovakian Korona. At present, 80% of refinancing comprises floating rate notes with the remainder in fixed-income issues and structured products. Since January 2005, the maturity profile of the bank's liabilities closely reflects the maturity profile of the underlying asset base. The investor base of Hypo Real Estate Bank International is evenly split between Germany and the rest of Europe, representing satisfactory regional diversification. In addition to the strong interest of banks in Hypo Real Estate Bank International issues, the broad and diversified group of investors is also made up of money market funds, investment funds, pension funds, financial service providers and insurance companies. A key aspect of the success of the programme has been the clear positioning of the bank and the continuous and extensive market activity with investors.

ECP programme The wide range of refinancing instruments was extended in September 2004 by the introduction of Hypo Real Estate Bank International's € 3 billion Commercial Paper programme. This further expanded refinancing sources of the bank. Within a very short period of time, the bank succeeded in achieving a volume of € 512 million by the end of December 2004. In order to further improve refinancing for short-term maturities, Hypo Real Estate Bank International also intends to launch a French CD programme in the near future.

Hypo Pfandbrief Bank International In order to underline the fact that Pfandbrief Bank International S.A., Luxembourg, is incorporated in the Hypo Real Estate Group, its name was changed to Hypo Pfandbrief Bank International S. A. (HPBI) at the beginning of September. HPBI has expanded its position in the European Pfandbrief market with net income which is higher than the corresponding figure for the previous year and with a higher volume of new issues. In addition, HPBI acts as the centre of competence for the Group in assessing the credit of public factor borrowers by analyzing total Group exposure vis a vis the new Basle II capital requirements. It operates in tandem with its parent company's Luxembourg branch. As such, dept capital markets operates out of Luxembourg with responsibility for the running of both Hypo Real Estate Bank International's senior unsecured and HPBI's lettre de gage issuance programmes, the Luxembourg style Pfandbriefe.

Employees

The total number of employees in Dublin and the international branch network was 504 at the end of December 2004.

During 2004, existing departments such as Finance and Operations, Treasury, Marketing and IT were expanded in order to keep up with the growth in overall business. Additional personnel were necessary for setting up numerous new special functions such as the appraisers and credit administration. The process of establishing "Capital Markets" started with a team comprising employees in Dublin, London and New York and was gradually expanded in the course of the year.

Within the reorganised bank, the main task was to develop the skills and knowledge of existing staff for relatively new functions and departments.

Ambitious plans for growth and exceptional financial efficiency can only be achieved by the commitment and involvement of all employees. The aim is to encourage entrepreneurial thinking and efficiency in all entities of the bank.

Hypo Real Estate Bank International consists of a multi-cultural team of employees, reflecting the markets in which the bank operates. In the financial year, nationalities were represented at the Dublin headquarters.

The number of employees will remain constant in 200 . Following the increase in numbers in 2004, there are plans for only a minor programme of specific investment in recruiting specialists during 200 . The main challenge in future will be to further strengthen quality and professionalism.

Outlook for 2005

In 200 , the bank will continue to face major business challenges with increasing competition particularly on the European and American markets. Hypo Real Estate Bank International will use its market competence to generate new business of around € 0 billion in 200 . The securiti ation platform combined with the commercial banking capabilities provides a single source solution for senior, me anine, capex and other facilities not commonly available at investment banks. Hypo Real Estate International will continue to provide the clients with superior service and a full product offering of financing options in one platform one-stop shopping for all their real estate needs.

The fact that sales entities have been established in some Asian markets demonstrates that the bank has correctly positioned itself for its internationally focused and expanding customers. This will result in further attractive business opportunities and will further diversify the portfolio.

The reorganisation of the European platform is providing in particular a stronger foundation which will be used for carrying out cross-border and trans-European business. The bank will for this reason expand its tried-and-tested business model and increase its portfolio with the budgeted new business. The new Capital arkets segment will also make positive contributions in 200 .



Württembergische Hypothekenbank



Major Events in 2004

W rttembergische Hypothekenbank generated a completely satisfactory result in 2004. In addition to the good performance in new business at the bank, the start of and cooperation within the Hypo Real Estate Group were also particularly positive.

Last year, W rttembergische Hypothekenbank acquired the highest volume of new business in its history. The focus for new business was on Western Europe. This result is particularly positive because it was achieved in accordance with the business model and without any concessions in terms of risk or earnings. The result also reflects the excellent cooperation within the Hypo Real Estate Group and its subsidiaries.

The bank has established itself as a reliable issuing house operating regularly on the capital markets. Two jumbo issues were successfully placed last year: A mortgage fandbrief for € billion and a public sector fandbrief with a volume of € . billion. Both bonds were also taken up by international investors.

In its first full year as a major part of the Hypo Real Estate Group which was established in 2003, W rttembergische Hypothekenbank has seen a positive trend in its ratings. In 2004, Standard oor s confirmed its rating of A- of the previous year and additionally upgraded its outlook in August from negative to stable . oody s downgraded the rating of W rttembergische Hypothekenbank in 2003 to A3, whereby the isolated assessment of W rttembergische Hypothekenbank with regard to its financial strength was still positive with a financial strength rating of C . In October 2004, oody s published a Review for possible upgrade". Reference was made particularly to positive developments in the Hypo Real Estate Group.

Key Financials Württembergische Hypothekenbank

Operating performance (in € million)	**2004**	**2003**
Operating revenues	102	104
Provisions for losses on loans and advances	23	25
General administrative expenses	33	31
Net income from investments	14	6
Balance of other income/expenses	—	—
Net income/loss before taxes	60	54
Net income/loss	59	52
Key ratios (in %)	**2004**	**2003**
Return on equity after taxes	9.0	8.2
Cost-income ratio (based on operating revenues)	32.4	29.8
Key indicators	**31.12.2004**	**31.12.2003**
Total volume of lending (in € billion)	20.5	19.5
Risk assets compliant with BIS rules (in € billion)	10.1	9.4
Core capital ratio compliant with BIS rules[1] (in %)	7.1	6.9
Employees	171	182

[1] As per approved annual financial statements

in € million	**2004**	**Budget 2004**
Net income/loss before taxes	60	55 to 60

Development in earnings

W rttembergische Hypothekenbank has also met the budgeted figure of € 0 million for net income before taxes and is thus € million higher than the corresponding figure last year € 4 million .

Since 2003, no taxes on income incurred at W rttembergische Hypothekenbank as a result of the profit-and-loss-transfer agreement with Hypo Real Estate Holding AG; nevertheless, there were tax expenses of € million in 2004 resulting from tax audits of previous years. There are no longer any pending appeals contesting the legality of the resolution of the shareholders meeting concerning the profit-and-loss-transfer agreement between W rttembergische Hypothekenbank AG and Hypo Real Estate Holding AG.

et income is accordingly stated as € 9 million, which is equivalent to return on equity of 9.0 after taxes 2003: 8.2 .

Operating revenues declined by € 2 million to € 02 million; on the other hand, there were also lower additions to provisions for losses on loans and advances € 23 million; 2003: € 2 million . General administrative expenses increased from € 3 million to € 33 million; the cost-income ratio is accordingly 32.4 2003: 29.8 .

et income from investments of € 4 million was € 8 million higher than was the case last year € million .

Credit portfolio development

The credit portfolio, which compared with the documentary credit volume also includes credit commitments in the following comments, amounted to € 27.0 billion as of 3 December 2004, and increased by € 2.3 billion compared with 3 December 2003 after maturities and repayments. Real estate financing accounts for approx. € 2.0 billion 44 and public sector financing incl. bonds and debt securities investments account for € .0 billion . The transfers from Hypo Real Estate Bank International are not stated in the segment W rttembergische Hypothekenbank as the credit risk remains at Hypo Real Estate International.

Total loan portfolio


Public sector financing 56%
Real estate financing 44%

As of 31 December 2004

Not included are two portfolios with an amount of € 1.5 billion in total, guaranteed by Hypo Real Estate Bank International.

Real estate financing portfolio by property type


Offices 34%
Other 5%
Residental 33%
Hotels 4%
Retail 23%
Logistics/warehousing 1%

As of 31 December 2004

Not included are two portfolios with an amount of € 1.5 billion in total, guaranteed by Hypo Real Estate Bank International.

The volume of new real estate financing business from the bank's own sales amounted to € 2.5 billion in 2004. This was generated almost exclusively in other target markets of Western Europe, and is considerably higher compared with last year (€ 2.1 billion).

A portfolio from Great Britain worth € 1 billion has also been transferred from Hypo Real Estate Bank International; this resulted in a refinancing benefit for the Hypo Real Estate Group as a result of the favourable refinancing opportunities of Württembergische Hypothekenbank.

New commitments were made without violating the stringent requirements regarding risk and return, and thus also guarantee a high credit portfolio quality in the long term. An average interest margin of more than 90 basis points before deduction of the bank's own refinancing costs was achieved in the individual regions. The new commitment compensated for the scheduled and high early repayments, which meant that the overall volume of the real estate financing portfolio was unchanged compared with the previous year.

The international content of the real estate financing portfolio is now 62% compared with 55% at the end of 2003, and is spread mainly over Great Britain, France, the Netherlands and Sweden.

The significance of Germany in relation to the overall real estate financing portfolio as well as the volume of loans extended to private customers has been reduced successfully and in line with the bank's overall strategy. In the breakdown of the overall real estate financing portfolio on the basis of property types for which loans have been extended, office premises, mainly commercial housing and retail premises are predominant.

Public sector lending business was not actively pursued in 2004. In the period under review, public sector bonds and debt securities investments worth € 3.5 billion were purchased in order to cover scheduled maturities in the cover pool and for optimising the bank's liquidity position. After maturities, the volume of public sector financing increased by € 1.2 billion compared with 31 December 2003.

Real estate financing portfolio by country


France 11%
Great Britain 28%
Germany 38%
2% Spain
9% The Netherlands
8% Sweden
4% Other

As of 31 December 2004

Not included are two portfolios with an amount of € 1.5 billion in total, guaranteed by Hypo Real Estate Bank International.

Refinancing

In 2004, the strategic aim of the bank in the field of refinancing was to broaden its refinancing resources and its international investor base.

Accordingly, two jumbo issues were successfully placed on the capital markets in the year under review € billion mortgage fandbrief with a maturity of seven years and € . billion public sector fandbrief with a maturity of three years . In preparation for these issues discussions with 8 different investors in 2 countries were held.

The excellent standing of the bank as an issuing house enabled the bonds to be placed in Germany and abroad very quickly. The bank was able to sign up new investors and further reduce its refinancing costs. The reputation of the W rttembergische Hypothekenbank as a reliable and professional issuing house was further strengthened by these activities.

In addition to the large-volume issues, the bank refinances its operations via numerous relatively small debt securities investments. This guarantees a balanced relationship in terms of tying up liquidity and fixing interest rates, and results in a smooth refinancing volume. Bonds with special terms, customised for investors, have in this context a high significance.

The overall volume of external resources taken on in the year under review in order to refinance lending business amounted to € 8.7 billion. Of this figure, public sector fandbriefe accounted for € 2.4 billion 28 , mortgage fandbriefe accounted for € . billion 2 and unsecured debt securities investments and borrowers note loans accounted for € .2 billion 0 . The total volume of structured issues fandbriefe and unsecured debt securities investments amounted to € 0.7 billion in the year under review 8 of the refinancing volume .

Württembergische Hypothekenbank extended its range of foreign currency issues in the year under review. Significant portions of the credit portfolio are denominated in Pound Sterling and in Swedish Krona. Public sector Pfandbriefe worth GBP 100 million and unsecured debt securities investments worth SEK 600 million were successfully issued in the year under review, for refinancing purposes.

In addition to the above currencies, the bank also refinances its operations in USD and Swiss Francs.

Foreign currency risks are hedged by way of cross-currency swaps.

In 2004, Standard and Poor's again issued the best rating of AAA for the public sector Pfandbriefe and the mortgage Pfandbriefe of Württembergische Hypothekenbank. Following the amendment of the Mortgage Banking Act (Hypothekenbankgesetz), Moody's published a "Review for possible upgrade" in March 2004, and this was followed in August by a rating increase to Aa1 for the public sector Pfandbriefe and Aa2 for the mortgage Pfandbriefe. In October, Moody's then placed the bank rating and the rating of the Pfandbriefe on to a further "Review for possible upgrade".

Württembergische Hypothekenbank has established itself in recent years as one of the small number of regular German issuers on the securitisation market. In the process of securitising mortgage loans, real estate loans which are not negotiable are converted into negotiable loan derivatives. The default risk from the securitised loans is mainly transferred to a wide range of investors. By transferring risk in this way, the bank hedges the credit risk from the securitised portfolio.

Employees

The successful year of 2004 meant that the bank's employees had to face major demands on their commitment and willingness to change. As a result of their specialist skills and major personal commitment, they have accepted and overcome the constantly expanding challenges.The bank considers this to be confirmation of its personnel policy of recent years.

As a result of the permanent development of banking business, changes in legal requirement and the European focus of Württembergische Hypothekenbank targeted training in specific, professional and linguistic skills as well as staff promotion will continue to be a main emphasis of personnel work in the course of the next few years.

The business activities of W rttembergische Hypothekenbank are concentrated at the bank s headquarters in Stuttgart, where around 70 persons are employed. The bank has also established representative offices in the main European markets.

The success of a company depends to a large extent on well trained and motivated staff who work with a high degree of knowledge and a high level of self-responsibility and who are constantly willing to learn and accept change. The tried-and-tested management concept of W rttembergische Hypothekenbank with goal agreement, assessment and qualification discussions combined with performance-related compensation takes account of these aspects.

W rttembergische Hypothekenbank installed a knowledge management system in the intranet in 2004 in order to assure the transfer of knowledge across all divisions and thus also to make work procedures more efficient. Education and implementation controlling which has been in place for many years is expected to assure the success of the training measures which are strictly focused on actual demand. Focused on genuine demand, the bank offers advanced training in manageable structures.

Outlook for 2005

For the current financial year, the bank expects to generate new mortgage business in line with last year s level. There will be no fundamental changes in terms of the main emphasis of acquisitions. The bank will strengthen and expand its successful presence in the Western European real estate markets of Great Britain, France, Scandinavia and the etherlands. In addition to an increase in business volume in its core markets, the bank expects to see greater contributions from Western European markets in which it has so far been operating more cautiously. However, US operations will also be more important than has been the case in the past. The bank is not attempting to actively break into the market in the new member states of the European Union. However, there are plans for exposures in the CEE countries to be taken on to the bank s books in conjunction with Hypo Real Estate Bank International if such exposures meet the bank s requirements in terms of risk and return.

ublic sector financing business is not a strategic area of activity at W rttembergische Hypothekenbank. evertheless, this market segment will be used in order to optimise cover pool and liquidity management.

For 200 , a generally good result is expected at the business segment W rttembergische Hypothekenbank.



Hypo Real Estate Germany



Major events in 2004

Restructuring programme at Hypo Real Estate Bank AG *has been completed* During the past two years, activities have focused on the restructuring of Hypo Real Estate Bank AG.

In a comprehensive restructuring process, the bank has been analysed across all areas, the credit portfolio has been reviewed and streamlined, business processes have been reorganised and administrative structures have been brought into line with the restructuring work or focused on the future business strategy. This has meant that a significant reduction in personnel and equipment costs was achieved in 2004, and this again will result in much lower administrative expenses of the bank in 200 . In addition, the profitability of the entire credit portfolio has been and still is being gradually increased by way of clear specifications of risk-adjusted margin requirements within the framework of adjustments of conditions.

In the field of capital market business, the entire portfolio provided by the former Westf lische Hypothekenbank has been reviewed. The capital market business policy and the structure organisation have been audited, and reorganisation measures have been initiated. Because of the reorganisation activity specified above, the capital market business segment of the bank reported reduced activity in 2004.

The climax of restructuring activities in the credit field were two large-volume sales of real estate financing portfolios:

In September 2004, a real estate financing portfolio of Hypo Real Estate Bank AG with a total volume of around € 3. billion was sold to the US investment company Lone Star.

As part of the transaction, in which the securities provided to Hypo Real Estate Bank AG were also transferred, the investor took on around 4,200 loans with 1,700 customers. The portfolio which has been sold comprised performing loans of € 0.66 billion, which had been serviced properly but which had mostly been placed on a watch list and which no longer fitted in with the Group's strategy. In addition, the portfolio also comprised sub-performing loans worth € 0.46 billion and non-performing loans worth € 2.48 billion. The total volume of € 3.6 billion included a figure of approx. € 300 million for cumulative arrears (interest, costs and repayments). The transaction was carried out by way of spinning off the credit portfolio in accordance with the Companies Transformation Act (Umwandlungsgesetz) to a newly established company, the shares of which were then acquired by the investor.

As far we are aware, this was the largest transaction of this type which has ever been carried out anywhere in the world. As a result of the sale, the volume of non-performing loans was reduced immediately by 76%.

After this sale, it was established that international investors were still extremely interested in such transactions, and Hypo Real Estate Bank AG accordingly was able to sell a further real estate financing portfolio with a volume of € 394 million in October 2004 to a syndicate comprising Morgan Stanley Real Estate Funds and Citigroup. As part of this transaction, the investors took over around 800 loans of 380 customers. The portfolio comprised sub-performing loans worth around € 77 million as well as non-performing loans worth around € 163 million. In addition, it also comprised performing loans of around € 154 million which had been serviced properly but which had mostly been placed on a watch list.

As a result of these sales, the process of streamlining the credit portfolio, which started in the spring of 2003 even before the spin-off of the commercial real estate financing activities of HVB AG to the Hypo Real Estate Group which was completed before the end of September, was completed much sooner than originally planned, which meant that the resumption of new business in Germany, which was suspended two years previously, was started at the end of the year.

Following the restructuring process, Hypo Real Estate Bank AG is now the centre of competence for commercial real estate financing within the Hypo Real Estate Group for the German market. Its sales target the following groups: Professional investors, housing companies and developers from Germany as well as international investors. With sales locations in Munich, Dortmund, Hamburg and Berlin, the focus is on selected German conurbations. Hypo Real Estate Bank combines the two business models of Württembergische Hypothekenbank and Hypo Real Estate Bank International for the German market: Namely the acquisition of transaction-oriented business with a adequate risk/return profile. It combines the know how of modern real estate investment banking with the advantages of a mortgage bank. On the basis of this business model, initial new business transactions were completed in 2004.

Because of the strategic orientation of the Hypo Real Estate Group on commercial real estate financing, Hypo Real Estate Bank AG no longer focuses on real estate financing for private customers. In order to ensure that a high level of service and support is still provided for the existing private customer loans and also in order to minimise costs, support for these loans has been transferred to Aareal Hypothekenmanagement GmbH. As a result, the location in uremberg has been closed down.

Development in earnings

Hypo Real Estate Germany has reported net loss before taxes of € 9 million, and is thus within the budgeted range, which was amended to € 20 to € 0 million instead of the original range of € to € 0 million following the sales of real estate financing portfolios worth € 4.0 billion at Hypo Real Estate Bank AG and the related additional expenses.

Tax income of € 79 million was reported at Hypo Real Estate Germany in 2004; this figure comprises an amount of € 80 million attributable to a positive effect from deferred taxes on capitalised losses carried forward, thus resulting in an adjusted tax expense of € million. Return on equity after taxes adjusted by the deferred tax income from capitalised losses carried forward is accordingly virtually unchanged at 0. 2003: 0.7 . The segment would have reached break-even without the additional expenses attributable to the portfolio sales.

Operating revenues of € 327 million declined as expected as a result of the portfolio downsi ing and portfolio sales 2003: € 43 million . et interest income fell from € 420 million to € 3 4 million, whereby the figure for the previous year included the dividend of FGH Bank € 33 million . The negative net commission income of € 2 million 2003: € million is attributable primarily to expenses for outplacing measures in recent years.

The addition to provisions for losses on loans and advances amounted to € 220 million, and is stated as a net figure after netting the risk shelter of € 30 million provided by HVB AG for Hypo Real Estate Bank AG. In the previous year, when the risk shelter still amounted to € 4 0 million, the provisions for losses on loans and advances were € 90 million. If the risk shelter is disregarded, the addition at Hypo Real Estate Germany accordingly declined by € 300 million.

Key Financials Hypo Real Estate Bank Germany

Operating performance (in € million)	2004	2003
Operating revenues	327	436
Provisions for losses on loans and advances	220	190
General administrative expenses	126	152
Net income from investments	31	– 2
Balance of other income/expenses	– 21	– 103
Net income/loss before taxes	– 9	– 11
Net income/loss[1]	– 10	– 16
Key ratios (in %)	**2004**	**2003**
Return on equity after taxes[1]	– 0.5	– 0.7
Cost-income ratio (based on operating revenues)	38.5	34.9
Key indicators	**31.12.2004**	**31.12.2003**
Total volume of lending (in € billion)	62.2	76.5
Risk assets compliant with BIS rules (in € billion)	24.2	30.6
Core capital ratio compliant with BIS rules[2] (in %)	8.4	7.4
Employees	592	904

[1] Excluding deferred taxes on capitalised losses carried forward
[2] As per approved annual financial statements

in € million	2004	Budget 2004
Net income/loss before taxes	– 9	20 to 0

Despite additional expenses incurred in relation to the portfolio sales the restructuring process has resulted in total savings of € 2 million in general administrative expenses 2004: € 2 million . The cost-income ratio is 38. .

et income from investments of € 3 million was generated from the sale of securities. The figure stated for last year € 2 million included the € 33 million write-down on the book value of FGH Bank. This means that adjusted net income from investments is virtually unchanged.

The balance of other income expenses is stated as € 2 million, and is attributable exclusively to the restructuring process. In the previous year, the balance of other income expenses still amounted to € 03 million, including a figure of € 8 million for restructuring expenses.

Credit portfolio development

The credit portfolio amounted to € 7 .2 billion as of 3 December 2004. Of this figure, real estate financing accounted for € 30. billion 40 , and public sector financing including bonds and debt securities investments accounted for € 4 . billion 0 . In line with the new strategic focus, public sector financing declined by a further € 8.8 billion compared with 3 December 2003, and the real estate financing portfolio declined by € 7.9 billion 2 due to a still restrictive policy with regard to new business and the selection of prolongations on the basis of strict risk and return considerations. The portfolio was also reduced by two sales of German real estate portfolios worth a total of € 3. billion excl. pro-rata interest, € 4.0 billion with interest .

Because new business was only actively resumed in the autumn of 2004, new real estate financing business amounted to only € 0.3 billion and new commitments for public sector lending amounted to only € 0.3 billion. With regard to the imminent prolongations, the entire portfolio was optimised by way of measures designed to boost returns. Of the mortgage loans with a volume totalling € 4.0 billion which were due for prolongations, loans totalling € 2.0 billion were adjusted with an average margin of more than 0 basis points.

This was considerably higher than all expectations. ost of the loans which were not adjusted were repaid.

Total loan portfolio


Public sector financing 60%
Real estate financing 40%

As of 31 December 2004

Real estate financing portfolio by property type


Hotels 3%
Logistics/warehousing 2%
Retail 14%
Offices 19%
Other 4%
Residental 58%

As of 31 December 2004

Business Segments

The regional breakdown of the real estate financing portfolio has remained constant compared with 31 December 2003; Germany accounts for 92 % of the overall portfolio and other European countries account for 8 %, mainly the Netherlands, Great Britain and France. In the portfolio breakdown on the basis of property types for which loans have been extended, residential property, office buildings and retail premises are predominant, accounting for around 91 % of the overall portfolio (see diagrams).

Refinancing

Long-term liabilities of € 3.5 billion were issued in 2004. In line with the bank's business policy, the main emphasis was on mortgage Pfandbriefe (more than 50 %). Unsecured debt securities investments and borrowers' note loans came in second place, with an amount of € 1.5 billion. Public sector Pfandbriefe are only of minor significance.

The significant downturn in refinancing volumes compared with last year is due to the lower level of new business attributable to the restructuring process, the successful portfolio sales and the low amount of subsequent financing attributable to existing properties.

Hypo Real Estate Bank still has a very good refinancing structure and was able to repay most of the liquidity lines received from HVB AG on the occasion of the spin-off and also to provide internal liquidity to the Hypo Real Estate Group.

Investors have recognised the successful restructuring measures. Refinancing conditions have accordingly improved appreciably in absolute terms during the year, and also in comparison with the conditions available to the main competitors.

Employees

The employees have coped with demanding and challenging projects in the year 2004. Examples which deserve mention in this respect are the introduction of the new and uniform IT platform PARIS and in particular, as milestones, the sales of performing and non-performing loans. At the same time, the internal framework for the focused presence on the market was established in the second half of the year. In addition, the implementation of internal careers demonstrated transparent developments and career paths to all employees.

Real estate financing portfolio by country


Germany 92 %
1 % Great Britain
1 % France
6 % The Netherlands

As of 31 December 2004

These projects were carried out although the main emphasis for employees in 2004 was on implementing the major restructuring projects. The main projects occupying the bank were the merger between the operating facility in uremberg and the headquarters in unich and also the downsi ing of the operating facility in Dortmund. In addition, the reduction in the number of employees adopted mostly in the previous year within the framework of the merger with Westf lische Hypothekenbank AG and the new strategic focus of the bank was implemented as planned. The bank accordingly employed 92 persons or staff units at the end of 2004.

The employees have demonstrated a tremendous amount of commitment and excellent achievements in their projects as well as in the way in which they have handled day-to-day business.

The bank s aims have only been achieved as a result of the extraordinarily constructive cooperation with the employees representatives. The members of these bodies were tough negotiating partners, but were always interested in achieving acceptable results. In an environment of such cooperation based on mutual trust, it was always possible for viable and acceptable solutions to be achieved with the spokesmen committees and also with the various works council committees despite a tight schedule and the tremendous amount of work involved.

For the next financial year, the focus will be on reorienting the bank in line with the needs of the market. Within this context, specific qualification measures will support the process of promoting the business model and the employees.

Outlook for 2005

ow that the restructuring process has been completed, the bank will take advantage of the opportunity to attain its profitability objectives sooner than planned, to report a substantially positive result in 200 .



Subordinated Loan

A subordinated loan is a loan comprising the so-called junior ranking part of a loan facility. Whereas a senior loan represents the senior ranking part of a loan facility, the other parts which still have to be financed are financed via


Cœur Défense


Cœur Défense Office Complex Paris, France

a subordinated loan which in general is of a junior ranking nature in terms of security and servicing; however, the interest rate which is applied is much higher.

Cœur Défense is a striking **office building** with a floor area of 182,000 sqm which was completed in 2001 in the business suburb La Défense of **Paris**, and which has a significant impact on the modern appearance of this business quarter. 99 % of the building is let to excellent tenants such as Axa Investment Managers, Microsoft, ING and Crédit Lyonnais.

Hypo Real Estate Bank International has provided a subordinated loan of **€ 150 million** to SCI Karanis, the owner of Cœur Défense. At the same time, Whitehall Funds, a real estate fund managed by Goldman Sachs, acquired a 51 % stake in Karanis from Unibail, the largest listed real estate company in France. External securitised senior debt financing extended in 2003 in the amount of € 820 million still exists in unchanged form.

Financial Review

Key financials

Operating performance (in € million)	2004	2003
Operating revenues	788	738
Provisions for losses on loans and advances	276	252
General administrative expenses	315	260
Net income from investments	47	– 1
Balance of other income/expenses	– 23	– 69
Net income/loss before taxes	221	156
Net income/loss[1]	168	116
Key ratios (in %)	**2004**	**2003**
Return on equity after taxes[1]	4.0	2.8
Cost-income ratio (based on operating revenues)	40.0	35.2
Key indicators	**31.12.2004**	**31.12.2003**
Total volume of lending (in € billion)	99.1	113.7
Risk assets compliant with BIS rules (in € billion)	51.0	54.0
Core capital ratio compliant with BIS rules[2] (in %)	8.3	7.6
Employees	1,311	1,366

[1] Excluding deferred taxes on capitalised losses carried forward
[2] As per approved annual financial statements

Financial Report I Development in earnings

Development in earnings

In the first full financial year, the Hypo Real Estate Group has attained a considerably earnings increase compared with the previous year.

Consolidated net income before taxes amounted to € 221 million, and thus confirmed the earnings target of € 205 to 225 million predicted at the beginning of last financial year despite additional expenses of € 15 million incurred in connection with the sale of the sub-performing real estate financing portfolios of € 4.0 billion at Hypo Real Estate Bank AG.

Return on equity after taxes adjusted by deferred taxes on capitalised losses carried forward amounted to 4.0%. This meant that the return target of 3.5 to 4.0% for the Hypo Real Estate Group was also met.

Operating revenues (excluding net income from investments) of € 788 million were also only slightly below the communicated range.

Provisions for losses on loans and advances for last financial year amounted to € 276 million, and thus at the lower end of expectations. The early application of IAS 39 (revised 2003) and the related new definition of portfolio-based allowances limited the allocation possibilities at the business segment Hypo Real Estate International.

General administrative expenses (€ 315 million) were € 5 million higher than originally planned due to additional expenses incurred in connection with the portfolio sales; the cost-income ratio was accordingly around 40.0%.

Overall, the development of the Hypo Real Estate Group has been very positive – as well taking account of the effects from the portfolio sales. The actual development is considerably ahead of the figures budgeted at the time of the spin-off from the HVB Group.

Operating performance

(in € million)	2004	Budget 2004
Operating revenues	788	790 to 805
Provisions for losses on loans and advances	276	285 to 275
General administrative expenses	315	310 to 300
Net income/loss before taxes	221	205 to 225

Key ratios

in %	2004	Budget 2004
Cost-income ratio (based on operating revenues)	40.0	37.2 to 39.2
Return on equity after taxes	4.0[1]	3.5 bis 4.0

[1] *Excluding deferred taxes on capitalised losses carried forward*

The development in financial 2004 compared with the previous year is detailed in the following:

Operating revenues Operating revenues reflect two mutually opposing developments; on the one hand, a downturn in income due to the consciously streamlining of the domestic portfolio and portfolio sales, and on the other international new business and the earnings contributions flowing into the income statement since the beginning of the year from the US real estate financing portfolio acquired from HVB at the end of December 2003. Overall, operating revenues thus increased from € 738 million to € 788 million despite the considerable portfolio downsizing at the business segment Hypo Real Estate Germany.

Net interest income of € 683 million is higher than the corresponding figure seen last year (€ 674 million); this figure includes an amount of € 33 million for the dividend of FGH Bank. The Group has accordingly succeeded in more than compensating for the expected downturn in net interest income at the business segment Hypo Real Estate Germany by way of higher net interest income at the business segment Hypo Real Estate International.

International business in particular is also reflected in net commission income (€ 94 million; 2003: € 45 million). The commission expenses at the business segment Hypo Real Estate Germany are attributable mainly to expenses incurred for outplacing measures seen in recent years. At the beginning of February 2004, Hypo Real Estate Bank International puc expanded its activities to include "Capital Markets", which offers a wide range of structured capital market solutions. The trading result of € 11 million is attributable particularly to these activities.

Other operating income/expenses total a net € 0 million; in the previous year (€ 19 million), profits were generated from the disposal of no longer essential real estate assets.

Provisions for losses on loans and advances A total of 276 million was allocated to provisions for losses on loans and advances, and is stated as a net figure after netting the risk shelter of € 130 million provided by HVB AG to Hypo Real Estate Bank AG. This item is accordingly € 24 million higher than was the case last year (€ 252 million), when a risk shelter of € 460 million was netted. If the risk shelter is disregarded, the allocation accordingly declined by € 306 million.

Financial Report I Development in earnings

The lower amount allocated to this item reflects the portfolio downsizing at the business segment Hypo Real Estate Germany, it also reflects the lower allocations to the portfolio-based allowance at the business segment Hypo Real Estate International due to the early application of IAS 39 (revised 2003) despite the expansion of the portfolio. Net interest income after provisions for losses on loans and advances accordingly totalled € 407 million (2003: € 422 million).

General administrative expenses General administrative expenses increased from € 260 million to € 315 million. Despite additional expenses incurred in realtion to the portfolio sales total savings of € 26 million were achieved at the business segment Hypo Real Estate Germany as a result of restructuring, but this was opposed by an € 72 million increase in expenses at the business segment Hypo Real Estate International following international expansion and the establishment of "Capital Markets". Additionally general administrative expenses at Hypo Real Estate Holding AG have been fully contributing for the first time in this financial year.

Net income from investments Net income from investments of € 47 million was generated mainly at the business segment Hypo Real Estate Germany.

The figure stated for the previous year (€ –1 million) included the € 33 million write-down on the book value of FGH Bank.

Balance of other income / expenses The balance of other income/expenses (€ –23 million) reflects primarily the restructuring expenses of € 21 million incurred at the business segment Hypo Real Estate Germany. In the previous year (balance of other income/expenses: € –69 million), the restructuring expenses amounted to € 86 million. However, these were opposed by a positive effect of € 35 million attributable to the writing back the liability difference ("lucky buy") WestHyp.

Net income / loss before taxes Net income before taxes of € 221 million (2003: € 156 million) increased by a total of 41.7%; adjusted by the "lucky buy" WestHyp. the increase even amounted to 82.6%.

Net income / loss After tax income amounting to € 50 million, net income is stated as € 271 million. This figure includes a positive effect attributable to the deferred taxes in relation to capitalised losses carried forward of € 103 million.

Overall return on equity after taxes has more than doubled to 6.5% (2003: 2.8%). If the deferred taxes in relation to capitalised losses carried forward are disregarded, net income amounts to € 168 million; this equals a return on equity after taxes of 4.0%.

Of the figure stated for net income, € 270 million is attributable to the equity holders (consolidated profit); € 1 million is attributable to minority interest.

Balance sheet development

As of 31 December 2004, total assets amounted to € 148.1 billion, a decline of 3.1% compared with the previous year (2003: € 152.9 billion). Loans and advances increased as a result of international expansion and new business by € 2.9 billion at Hypo Real Estate International and by € 1.1 billion at Württembergische Hypothekenbank; on the other hand, loans and advances at the business segment Hypo Real Estate Germany declined simultaneously by € 14.2 billion as a result of the scheduled downsizing of the domestic portfolio and the portfolio sales. The contingent liabilities amount to € 4.6 billion (2003: € 9.0 billion). They declined, primarily as a result of consolidation factors, by the guarantees of Hypo Real Estate Bank International provided for the newly consolidated Hypo Real Estate Capital Corp. Overall, lending volume declined by € 14.6 billion to € 99.1 billion (2003: € 113.7 billion). The public sector loans which are not counted as part of core business declined by € 6.5 billion, whereas the real estate loans increased by € 1.2 billion.

Placements with, and loans and advances to, other banks decreased by € 0.8 billion to € 18.6 billion, whereas loans and advances to customers increased by € 1.0 billion to € 8.8 billion.

The Hypo Real Estate Group in 2004 refinanced its operations primarily via the issuance of covered bonds ("Pfandbriefe") as well as the medium-term note programme (MTN programme), from which an issuing line for bonds of € 10 billion is available to Hypo Real Estate Bank International. Under the MTN programme, bonds worth a total of € 3.9 billion have been issued in several tranches. The mortgage bonds which have been issued are worth € 29.5 billion (2003: € 31.9 billion), and public sector bonds are worth € 56.0 billion (2003: 67.8 billion). Equity (excluding revaluation reserve) slightly increased to € 4.3 billion (2003: € 4.2 billion).

The AfS reserve and cash flow hedge reserve are disregarded for the purpose of calculating return on equity.

Regulatory parameters according to BIS

The capital backing of the Hypo Real Estate Group overall and the individual segments is sound. Equity funds are virtually unchanged at € 6.1 billion (2003: € 6.2 billion). They consist of core capital of € 4.2 billion (2003: € 4.1 billion) and supplementary capital of € 1.9 billion (2003: € 2.1 billion); there was no tier-III capital on the reference date for the financial statements.

Risk-weighted assets declined in the course of the year by a total of € 3.0 billion to € 51.0 billion. They were accordingly lower than the budgeted figure, because the domestic portfolio and thus the risk-weighted assets at the business segment Hypo Real Estate Germany were reduced much more quickly than originally planned.

On the other hand, at the business segment Hypo Real Estate International, risk-weighted assets increased as a result of international expansion and the high volume of new business. Securitisation and the passing on of credit risks reduced the strain on risk-weighted assets by a total of € 6.6 billion (2003: € 7.1 billion). The market risk positions amounted to a total of € 113 million (2003: € 8 million). The core capital ratio increased from 7.6% to 8.3%, the equity capital ratio of 11.7% slightly increased as well (2003: 11.5 %).

Risk assets compliant with BIS rules

(in € billion)	2004	Budget 2004
Risk assets	51.0	58.0

Events after the 31 December 2004

As of 1 January 2005, the Hypo Real Estate Group covered itself against the major risks attributable to the defined-benefit pension commitments by taking out an insurance policy which is categorised as a "qualified insurance policy" according to the IFRS. The cover is applicable for the vested entitlements (pension provision under IFRS) and also the entitlements which will result in future from the commitments. A partner of the highest possible standing has been taken on board with Allianz Lebensversicherungs AG.

At the beginning of January 2005, Hypo Real Estate Bank International puc successfully issued its third benchmark bond under the MTN programme. As was the case with the second bond, which had been issued in September 2004, this issue also generated a lot of interest on the capital markets: With a volume of 1.25 billion, it beat expectations.

At the end of January, Hypo Real Estate Holding AG notified Württembergische Hypothekenbank AG that it intended to increase its holding in the latter company to 100% by way of excluding the minority shareholders in return for an appropriate cash settlement ("squeeze-out"). A resolution concerning the squeeze-out is expected to be taken at the next ordinary shareholders' meeting of Württembergische Hypothekenbank AG on 12 May 2005. The size of the cash settlement will be fixed before the shareholders' meeting is convened.

Outlook

The forecasts relating to the future development of the Hypo Real Estate Group are estimates which we have made on the basis of all information available to us at present. If the assumptions underlying the forecasts fail to materialise or if risks – such as those detailed in the risk report – occur to an extent which has not been calculated, the actual results may differ from the results which are expected at present.

The development in earnings seen last year fully confirmed the expectations of the Management Board. For instance, international business was further expanded and the process of restructuring domestic activities with the portfolio sales of € 4.0 billion at Hypo Real Estate Bank AG was completed much sooner than originally planned. The bank has now resumed new business in Germany and in future will be the centre of competence for the consolidated Group for Germany.

The Management Board is assuming that the Group – after new business at Hypo Real Estate Germany has started up – will be able to generate net income before taxes of between € 400 and € 425 million in 2005 and, that with return on equity of 7.5 to 8.0% after taxes, it will be able to earn its capital costs for the first time.

Banking is based on taking on risks. Wherever risks are taken on in the bank, they have to be managed. For this purpose, the Hypo Real Estate Group last year further adapted its risk management system in line with its business model. This has been achieved primarily by establishing strictly risk-return orientated steering logic and also by the advanced preparations for the capital principles under Basel II, which have introduced important improvements and additions.

Risk management

Risk management is an integral component of Group management at the Hypo Real Estate Group. The objective of risk management is to ensure that a return which is commensurate with the risks that have been taken on is generated and that simultaneously guidelines and tools of risk policy limit these risks in such a way that no unexpected problems endanger the sound basis of the Group. Risk management within the Hypo Real Estate Group therefore always stands for careful and responsible handling of risk. Management within the Group aims to increase the enterprise value. In order to generate added value, the return on capital employed must exceed the cost of the capital. However, value is also boosted by every yield improvement in relation to capital costs. The Group measures and regularly monitors the progress towards the desired target yield for the individual banks in the Group.

The main factor determining the capital costs are the risk premiums in relation to the risk-free return, which may differ for every stake in line with the individual risk profile. Risk measurement and the process of calculating the risk premiums or checking the risk structure of the portfolios are accordingly of vital importance.

Several Management Board committees have been set up at the holding company for the statutory requirements of standardisation and meaningful coordination of risk management:

- the group asset-liability committee for the market and liquidity risks
- the loan portfolio committee for all credit risks and
- the operational-risk committee for operational risks.

Risk Report I Risk management

These committees, which are manned by members of management from all entities within the Group, meet on a regular basis, define conditions for the risk policy in the Group, allocate risk limits, adopt methods for measuring risk and make recommendations with regard to risk positioning.

The fact that members of the Management Board of the holding company serve on the Supervisory Boards of the individual banks also contributes towards ensuring a uniform risk policy in the Group. For instance, in excess of a defined size, all planned credit exposures of the bank are submitted to the relevant loan committees of the Supervisory Boards using the socalled "exposé" method; one of the aims of this arrangement is to limit concentrations of risk in the Group. The loan committees get support by the new established Group credit risk management of the holding.

Operational risk management is the responsibility of the individual banks in the Group. It was also improved in 2004 as a result of the introduction of improved methods of risk measurement in order to comply with the future requirements of Basel II.

In the Hypo Real Estate Group, a distinction is made between credit risk, market risk, liquidity risk, operational risk, strategic risk and other risks.

The procedures, responsibilities and reporting lines for handling these risks are defined in the risk manual of the holding company and also in the risk manuals of the individual banks, and are binding for every employee. The measurements of the individual risk types are aggregated at the level of the Group and the individual institutions as part of an annual risk ca-pacity analysis and are compared with defined risk cover funds on a conservative basis using a "going-concern" approach. As it additionally takes account of risks for planned transactions as well as risks from stress scenarios, the risk capacity analysis is of key importance for the overall bank management of the Hypo Real Estate Group. The analyses have shown that, with surplus cover of approx. 40%, the Group has more than adequate risk cover assets in order to back its overall risk position.

Quantitative risk recording is complemented on the quality level by the annual risk inventory carried out in accordance with the KonTraG (Gesetz zur Kontrolle and Transparenz im Unternehmensbereich – law governing control and transparency in the corporate sector), which for 2004 was implemented at the management level throughout the entire Group and which focused to a greater extent on strategic and operational risks.

Credit risks

Credit risks can be broken down into loan default risk, counterparty risk, issuer risk and country risk, and define the potential loss of value which may occur as a result of the default or rating downgradings of customers in lending business, issuers of promissory notes and debt securities as well as counterparties in money market, securities and derivative transactions.

In the field of real estate financing business, the credit risk comprises not only the pure rating risk but also the collateral risk. The latter is attributable to potential losses of value of collateral due to reasons related to the financed properties and/or the market environment. The credit risk attributable to real estate financing transactions is the main risk type in the Hypo Real Estate Group. In order to ensure that this risk is managed in a professional manner, lending policy throughout the entire Group is based on the following core principles:

- Thorough and careful credit analyses of each individual transaction
- Determing the extent to which forecast cash flows are able to cover capital servicing (specifically under extreme market conditions such as sharply rising interest rates) as well as the current and sustainable value of collateral
- Use of rating methods for determining the default probability of the borrower and use of early warning systems
- Use of Loss-Given-Default (LGD) measuring procedures for estimating future proceeds of any foreclosures which may become necessary if borrowers default
- Ongoing active observation of the real estate market and adjustment of the lending policy where necessary
- Avoiding concentration risks and enforcing systematic diversification of the loan portfolio by way of active credit portfolio management
- Ensuring that the loans can be resold or syndicated.

The quality of the valuation methods which are used is constantly monitored by risk controlling; they meet Basel II requirements throughout the Group. In addition, credit risk management regularly monitors the information provided when loans are extended.

Risk Report I Credit risks

The Group uses best-practise approaches such as the German requirements for Credit business for credit institutions (MaK) by way of organisation measures and functional segregation of credit processes right through to Management Board level into market and back office.

In addition to traditional lending business, the Hypo Real Estate Group is also actively involved in purchasing, structuring and onward placing of mortgage-backed securities as a facility for return and risk optimising. Even in the field of public sector financing business, which is no longer part of the target business of the Group, the Hypo Real Estate Group uses internal rating procedures which comply with the Basel II requirements for assessing ratings.

Counterparty risks are defined as possible losses of value affecting interest rate and foreign currency derivatives and forward transactions. Most of these transactions are carried out as hedge positions as part of asset-liability management. A value-at-risk approach based on a marked-to-market method is used for measuring the counterparty risk throughout the Group.

Counterparty risks with derivative, security and money market transactions exist with financial institutions, central banks and supranational institutions whose credit standing is above-average on the basis of the assessment of external rating agencies and also on the basis of internally used rating procedures.

The term country risk is used to describe the risk of possible transfer and conversion problems encountered with contract partners domiciled abroad. The location of the property collateral provided is also very important in this respect. Credit risk management is responsible for constantly monitoring and controlling the country limits.

Credit portfolio management is particularly important within the framework of credit risk management. The aim is to reduce the extent and volatility of credit risk costs in line with the overall business strategy of the Group and the Group's ability to bear risk by way of suitable portfolio measures, and to achieve diversification success in the Group measured against risk and earnings parameters. The process of tracking this aim is supported by the following instruments, some of which are in the process of being set up:

Real estate financing portfolio by property type


40% Residential
3% Hotels/leisure
2% Mixed use
3% Logistics/storage
18% Retail
30% Offices
4% Other

As of 31 December 2004

- Continuous portfolio and real estate market analysis
- Systematic increasing or decreasing sub-portfolios in line with risk strategy by way of appropriate new business or adjustments of conditions with risk-adequate margins
- Risk transfer by way of partial portfolio sales, securitisation measures and syndications
- Use of a credit portfolio model for establishing the probabilities of potentially unexpected losses and
- Limiting sub-portfolios in relation to types of property types, regions, customer Groups, rating classes or maturities.

The credit portfolio committee regularly defines a target portfolio structure in order to achieve further gradual improvement of diversification in the context of changing real estate markets. The success in approaching this target portfolio structure is monitored regularly.

The diagrams illustrate the break-down of real estate financing business of the Hypo Real Estate Group of € 60 billion based on specific property types and regions.

The information is based on the loan portfolio (incl. commitments and excl. pro-rata interest) as of 31 December 2004. Including public sector financing business, the credit portfolio was worth € 126 billion.

In addition to the strategy of continuously streamlining the portfolio in Germany by way of low prolongation ratios and simultaneous growth of the international portfolio, a major step was taken in 2004 in terms of bringing the structure of the portfolio into line with the target structure by way of selling loans in Germany worth a total of € 3.6 billion (so-called NPL transactions without accrued interests). Compared with the previous year, the percentage of loans in Germany in relation to the overall volume of the Group declined from 62% to 56%. In addition, the diversification of the loan portfolio was further increased by various measures, including the establishment of new locations in Asia.

In addition to the specific loan loss provisions adequate provisions for future losses were set aside for the credit portfolio of the Hypo Real Estate Group by also recognising portfolio-based allowances in accordance with the incurred loss principle under IAS.

Real estate financing portfolio by countries


3% Spain
8% France
7% USA
12% Great Britain
56% Germany
1% Other
1% CEE
1% Japan
3% Scandinavia
6% Netherlands
2% Italy

As of 31 December 2004

Risk Report I Market risks

Market risks

Market risk is defined as the potential loss which may be incurred as a result of changes in prices on the financial markets. All lending business, all own issues, all securities held as investments and liquidity instruments as well as all derivative transactions are taken into consideration for this purpose at all banks in the Hypo Real Estate Group. This is also applicable for the positions held in the trading book. Scheduling assumptions for equity funds, allowances and the effects of non-scheduled redemptions are also taken into consideration. The resultant market risks are mainly interest rate risks.

Currency risks are to a large extent hedged at all banks in the Group, and are accordingly present only to a limited extent. Equity, commodity and other price risks are only permitted to a strictly limited extent via alternative investments as part of the scheduling of own funds.

The banks in the Hypo Real Estate Group use a uniform value-at-risk approach for daily quantification of the market risk. This approach determines a potential loss on the assumption that a position is held for ten days and also on the assumption of a confidence level of 99%. The value-at-risk is established daily by local risk controlling of the banks; it is aggregated by the holding company to form a total market risk at the Group level, and is then reported to management. With this system, the Group is at all times able to control consequences of major market fluctuations, e.g. significant increases in interest rates, in a timely and profitable manner.

Market risk management is handled in the individual banks by a committee on the basis of the market risk position established daily by risk controlling; this committee meets regularly and intensively considers the future development of the financial markets and market parameters. In addition, the Group asset-liability committee uses the market analyses as the basis for making a trend statement for further positionings within the Group. Implementation is again the responsibility of the individual banks within the framework of their risk limits defined by the holding company.

Development in value-at-risk during 2004


■Market risk
60
50
40
30
20
10
0
in € million
02.01.2004
02.04.2004
02.07.2004
01.10.2004
31.12.2004

The 10% escalation threshold for market risk in relation to liable equity (for a parallel shift of 100 basis points in the yield curve), which is prescribed for domestic mortgage banks by the Federal Financial Supervisory Authority (BaFin), is also taken into consideration for risk measurement purposes. This regulatory parameter was considerably less than 5% throughout the entire year.

In the year 2004, a trading book was implemented in Hypo Real Estate Bank International following approval by the state regulatory authorities. This means that the bank is now also in a position to benefit to a greater extent from short-term market fluctuations. Resultant market risks are also subject to the strict risk management process detailed above, including daily risk measurement, limiting and reporting to management.

Liquidity risks

The foremost goal of the process of managing liquidity risks is to ensure that every individual bank in the Hypo Real Estate Group is solvent at all times. For this purpose, probable payment inflows and outflows and possible liquidity-procuring measures, the so-called liquidity position, must be at least balanced at all times during the following five days. This position is determined daily, with due consideration being given to precautionary discounts, ("haircuts"); it is monitored by the independent risk controlling and reported to the Management Board.

A liquidity preview covering 90 days is prepared in order to identify any additional short-term refinancing needs at an early stage; this preview is used as the basis of active liquidity management. For controlling structural long-term liquidity, the banks in the Group use a capital schedule which is also broken down on the basis of individual product groups and thus also permits fine tuning on the basis of market segments. An annual funding plan is then prepared, with due consideration being given to planned new business; this funding plan is adopted and implementation thereof is monitored. When this plan was introduced, the Hypo Real Estate Group closely followed the Basel recommendations for liquidity management.

Risk Report I Liquidity risks

For short-term funding, all banks in the Group have adequate access to the money market. In addition, the banks have extensive liquidity reserves which can be used as part of the monetary operations of the system of the European Central Bank or which can be provided in the repo market. The good liquidity situation is also demonstrated by the relevant parameters according to principle II of the German Kreditwesengesetz (Banking Act); in December 2004, these were more than 1.2 for the German institutions in the Group, and were thus considerably higher than the specified minimum of 1. In Ireland, the central bank ensures that the banks are solvent at all times by way of regulations specifying that one quarter of equity has to be invested in very liquid funds.

For medium- and long-term refinancing, the main refinancing instruments of the Group are unsecured capital market issues as well as jumbo bonds with their special credit ratings and liquidity.

In the year 2004, proceeds of around € 6.6 billion were generated with these instruments. The creation of commercial paper, debt issuance and medium-term note programmes has ensured that the banks in the Group are able to respond on the market even more quickly and in a more flexible manner. Tranches with a total volume of € 3.9 billion were placed by 31 December 2004 particularly by way of the medium-term note programme of Hypo Real Estate Bank International with a framework of € 10 billion.

Securitisation measures are used to reduce the need to procure capital. The funding arrangements and the costs of external funds are optimised by way of partial syndication of those parts which are eligible as cover funds to the mortgage bond banks of the Group.

In order to quantify the liquidity risks, the potential impact of any downgrading of the rating on the refinancing costs of the Group is determined. As a result of the improved outlook confirmed in 2004 by the rating agencies, the risk of higher refinancing costs for the Hypo Real Estate Group has declined further.

Operational risks

Operational risks are defined as risks attributable to unexpected losses caused by defective internal processes, human errors, technology failure or external events. The definition used in the Hypo Real Estate Group is consistent with the Basel II formula.

The risk controlling entities in the individual banks are responsible for identifying and handling bank- and sector-specific operational risks. An operational risk committee meets regularly at Hypo Real Estate Holding in order to ensure uniform recognition and management of these risks throughout the Group across all banks; this committee defines further standards and guidelines and coordinates activities between the banks.

A group-wide database for identifying losses of operational risks was developed and introduced last year – also for implementing the Basel II requirements. In 2005, bank-specific key indicators for the whole of the Group will be developed as the basis of an early warning system for potential operational risks.

In addition to these indicators which can be evaluated quantitatively, a quality-oriented risk self-assessment will be designed; this can also be used for identifying measures which limit and avoid risk.

No significant operational risks occurred during the year under review, such as IT failures or major losses due to process errors. Where necessary, current changes in legislation and legal verdicts will be implemented promptly.

Strategic risks

Strategic risks are defined as the risk that fundamental decisions of business policy might endanger the long-term success of the Hypo Real Estate Group. The strategic direction of the Group is regularly reviewed at Management Board level on the basis of extensive market observations. This enables risks to be limited and countermeasures to be taken at an early stage in the event of problems. The Group uses regular performance-to-budget comparisons to monitor the success of operational implementation of the business strategy.

Risk Report I Summary

Summary

Credit risks are the predominant form of risk in the Hypo Real Estate Group. In addition, one of the overriding aims is still to ensure that the Group will in future always be able to obtain adequate liquidity and refinancing funds for acceptable prices. This means that liquidity and market risks are very important. As far as the operational risks are concerned, the focus is on supporting the growth planned by the Hypo Real Estate Group with appropriate know how, systems and processes.

The Hypo Real Estate Group already uses a modern risk management system with which the risks which are taken on can be efficiency managed even if overall market conditions deteriorate. The risk management system for comprehensive, prompt and active identification, measurement, monitoring and steering of all major risks is based on best-practise approaches and market standards. The Group's auditor arrived at the legal annual audit to the conclusion that the system is able to detect in time developments which can endanger the existence of the company. The Group aims to adopt the advanced approach based on internal rating procedures within the framework of the new Basel II agreement. The necessary adjustment work is already far advanced and is running as scheduled. The Group is confident that these efforts in particular will enable it to further improve its competitiveness and sustainably generate value for its shareholders.



Senior Loan Acquisition

This involves the process of purchasing an existing property loan. The so-called senior loan is that part of the loan which is secured by senior security (in general up to 60% of the value), i.e. if the property is sold off as a result



Cannon Street London, Great Britain



of insolvency, the senior loan creditors are given preferential treatment. As a result of their low level of risk, it is usually possible for senior loans to be refinanced inexpensively on the capital market by way of Pfandbriefe.

Cannon Street is an **office building** with a floor area of approx. 26,000 sqm in the city of **London**. In the immediate vicinity of the Thames and situated above Cannon Street Station, it has an impact on the city skyline with two separate buildings. Particular features of the building which was completed in 1991 are an atrium covering six storeys as well as a landscaped garden on the roof which is used for catering purposes. The main tenants are the LIFFE (London International Financial Futures and Options Exchange) as well as Standard Bank London Ltd.

Hypo Real Estate Capital, Ltd. London, a wholly-owned subsidiary of Hypo Real Estate Bank International, has acquired an existing loan of **GBP 159.7 million** from the year 2002, which is due to run until 2007. The property was acquired from the Gertner family, a well-known player on the British property market.

Consolidated Financial Statements

Income Statement for the Period from 1 January to 31 December 2004

Income/expenses in € million

	Notes · page	2004	2003	Change in € million	Change in %
Interest income	28 · 128	8,293	8,738	− 445	− 5.1
Interest expenses	28 · 128	7,610	8,064	− 454	− 5.6
Net interest income	28 · 128	**683**	**674**	**+ 9**	**+ 1.3**
Provisions for losses on loans and advances	29 · 128	276	252	+ 24	+ 9.5
Net interest income after provisions for losses on loans and advances		**407**	**422**	**− 15**	**− 3.6**
Commission income		163	110	+ 53	+ 48.2
Commission expenses		69	65	+ 4	+ 6.2
Net commission income	30 · 129	**94**	**45**	**+ 49**	**> + 100.0**
Net trading income	31 · 129	11	—	+ 11	> + 100.0
General administrative expenses	32 · 129	315	260	+ 55	+ 21.2
Balance of other operating income/expenses	33 · 130	—	19	− 19	− 100.0
Operating profit/loss		**197**	**226**	**− 29**	**− 12.8**
Net income from investments	35 · 130	47	− 1	+ 48	> + 100.0
Balance of other income/expenses	36 · 131	− 23	− 69	+ 46	+ 66.7
Net income/loss before taxes		**221**	**156**	**+ 65**	**+ 41.7**
Taxes on income	37 · 131	− 50	40	− 90	> − 100.0
thereof: Deferred taxes on capitalised losses carried forward	37 · 131	− 103	—	− 103	> − 100.0
Net income/loss		**271**	**116**	**+ 155**	**> + 100.0**
attributable to:					
Equity holders (consolidated profit/loss)		270	115	+ 155	> + 100.0
Minority interest		1	1	—	—
		271	**116**	**+155**	**> + 100.0**

Earnings per share in €

	Notes · page	2004	2003
Earnings per share	38 · 134	2.01	0.86
Earnings per share[1]	38 · 134	1.25	0.86

[1] Excluding deferred taxes on capitalised losses carried forward

Balance Sheet as of 31 December 2004

Assets in € million

	Notes·page	31.12.2004	31.12.2003	Change in € million	Change in %
Cash reserve	40·135	275	489	– 214	– 43.8
Assets held for trading purposes	6·114 | 41·135	1,513	—	+ 1,513	> + 100.0
Placements with, and loans and advances to, other banks	7·114 | 42·135	21,651	24,981	– 3,330	– 13.3
Loans and advances to customers	7·114 | 43·136	77,044	85,505	– 8,461	– 9.9
Allowances for losses on loans and advances	8·114 | 45·137	– 776	– 1,896	+ 1,120	+ 59.1
Investments	9·114 | 47·138	36,165	36,471	– 306	– 0.8
Intangible assets	10·115 | 48·141	29	13	+ 16	> + 100.0
Property, plant and equipment	11·115 | 49·142	15	29	– 14	– 48.3
Other assets	50·142	7,479	5,029	+ 2,450	+ 48.7
Tax assets	17·117 | 51·142	4,733	2,256	+ 2,477	> + 100.0
Total assets		**148,128**	**152,877**	**– 4,749**	**– 3.1**

Equity and liabilities in € million

	Notes·page	31.12.2004	31.12.2003	Change in € million	Change in %
Deposits from other banks	12·115 | 55·145	18,552	19,351	– 799	– 4.1
Amounts owed to other depositors	12·115 | 56·145	8,824	7,844	+ 980	+ 12.5
Promissory notes and other liabilities evidenced by securities	57·146	99,173	110,153	– 10,980	– 10.0
Liabilities held for trading purposes	13·115 | 58·146	926	—	+ 926	> + 100.0
Provisions	14·116 | 59·146	221	210	+ 11	+ 5.2
Other liabilities	15·116 | 60·148	11,654	8,786	+ 2,868	+ 32.6
Tax liabilities	17·117 | 61·148	3,609	1,273	+ 2,336	> + 100.0
Subordinated capital	62·148	2,297	2,476	– 179	– 7.2
Liabilities		145,256	150,093	– 4,837	– 3.2
Equity attributable to equity holders		2,856	2,770	+ 86	+ 3,1
Subscribed capital	63·150	402	402	—	—
Additional paid-in capital		3,310	3,310	—	—
Retained earnings	63·150	311	358	– 47	– 13.1
Revaluation reserve		– 1,437	– 1,415	– 22	– 1.6
AfS reserve	5·111	275	48	+ 227	> + 100.0
Cash flow hedge reserve	5·111	– 1,712	– 1,463	– 249	– 17.0
Consolidated profit/loss		270	115	+ 155	> + 100.0
Minority interest		16	14	+ 2	+ 14.3
Equity		2,872	2,784	+ 88	+ 3.2
Total equity and liabilities		**148,128**	**152,877**	**– 4,749**	**– 3.1**

Statement of Changes in Equity 2004

in € million	Equity attributable to equity holders						Minority interest	Equity
				Consolidated profit/loss				
	Subscribted capital	Additional paid-in capital	Retained earnings	AfS-reserve[1]	Cashflow Hedge -reserve[1]	Consolidated profit/loss		
Equity at 1.1.2003	**402**	**3,310**	**368**	**80**	**– 1,166**	**—**	**126**	**3,120**
Change in value of financial instruments not affecting income	—	—	—	– 19	– 125	—	+ 1	– 143
Net income/loss	—	—	—	—	—	+ 115	+ 1	+ 116
Changes in group of consolidated companies	—	—	– 5	– 13	– 172	—	– 72	– 262
Reserve arising from currency and other changes	—	—	– 5	—	—	—	– 42	– 47
Equity at 31.12.2003	**402**	**3,310**	**358**	**48**	**– 1,463**	**115**	**14**	**2,784**
Equity at 1.1.2004	**402**	**3,310**	**358**	**48**	**– 1,463**	**115**	**14**	**2,784**
Change in value of financial instruments not affecting income	—	—	—	+ 254	– 249	—	+ 1	+ 6
Change in value of financial instruments affecting income	—	—	—	– 6	—	—	—	– 6
Net income/loss	—	—	—	—	—	+ 270	+ 1	+ 271
Allocation/addition from consolidated profit	—	—	+ 115	—	—	– 115	—	—
Changes in group of consolidated companies	—	—	+ 19	—	—	—	—	+ 19
Reserve arising from currency and other changes	—	—	– 181	– 21	—	—	—	– 202
Equity at 31.12.2004	**402**	**3,310**	**311**	**275**	**– 1,712**	**270**	**16**	**2,872**

[1] Explanations in note 5

On 20 May 2005, the Management Board of Hypo Real Estate Holding AG will propose to the shareholders' meeting that a dividend of € 47 million or € 0.35 per share be paid to the equity holders from the € 54 million profit.

The claims relating to preference shares which had not been settled for 2002 and 2003 amount to € 0.5 million and € 0.13 per preference share. These cumulative dividend claims will be settled in conjunction with the dividend payment planned for 2004.

Cash Flow Statement[1]

in € million

	2004	2003
Net income/loss	271	116
Write-downs, provisions for losses on, and write-ups of, loans and advances and additions to provisions for losses on guarantees and indemnities	+ 608	+ 253
Write-downs and depreciation less write-ups on long term assets	- 45	+ 112
Change in other non-cash positions	+ 3	- 31
Result from the sale of investments, property, plant and equipment	- 54	- 106
Other adjustments	- 725	- 709
Subtotal	58	- 365
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	- 1,513	—
Placements with, and loans and advances to other banks	+ 3,330	+ 6,674
Loans and advances to customers	+ 8,461	+ 5,009
Other assets from operating activities	- 4,831	+ 1,816
Deposits from other banks	- 799	+ 521
Amounts owed to other depositors	+ 980	+ 1,119
Promissory notes and other liabilities evidenced by securities	- 10,980	- 17,386
Other liabilities from operating activities	+ 4,194	- 1,395
Interest received	+ 8,370	+ 8,758
Interest paid	- 7,740	- 8,063
Commission received	+ 120	+ 110
Commission paid	- 72	- 66
Dividends received	+ 13	+ 34
Taxes on income paid	- 13	- 41
Cash flow from operating activities	- 422	- 3,275
Proceeds from the sale of property, plant and equipment	+ 11,123	+ 5,805
Payments for the acquisition of property, plant and equipment	- 10,561	- 3,082
Proceeds from the sale of investments	+ 62	+ 466
Payments for the acquisition of investments	- 17	—
Effects of the change in the group of consolidated companies	- 15	—
Cash flow from investing activities	+ 592	+ 3,189
Proceeds from capital increases	- 42	+ 108
Subordinated capital, net	- 179	+ 498
Other financing activities, net	—	- 269
Cash flow from financing activities	- 221	+ 337
Cash and cash equivalents at the end of the previous period	489	79
+/- Net cash provided/used by operating activities	- 422	- 3,275
+/- Net cash provided/used by investing activities	+ 592	+ 3,189
+/- Net cash provided/used by financing activities	- 221	+ 337
+/- Effects of exchange rate changes and non-cash valuation changes	- 163	+ 159
Cash and cash equivalents at the end of the period	275	489

[1] Explanations in note 67

Financial Statements

Notes

Content

1 General information

The Hypo Real Estate Group is an internationally operating provider of commercial real estate financing.The holding company of the Hypo Real Estate Group is the listed Hypo Real Estate Holding Aktiengesellschaft, which is incorporated in the commercial register of the Amtsgericht local court unich HRB 49393 with the following registered office:

Hypo Real Estate Holding Aktiengesellschaft, Unsöldstraße 2, 80538 München

The shares of Hypo Real Estate Holding AG are traded on the stock exchange in Frankfurt am ain rime Standard and Vienna Standard arket Continuous .

Accounting and Valuation

2 Principles

The consolidated financial statements have been prepared by the Hypo Real Estate Group in accordance with the International Financial Reporting Standards IFRS as exempting consolidated financial statements pursuant to section 292a German Commercial Code HGB .
The consolidated financial statements comply with the accounting policies set forth in the EU directives, which the Hypo Real Estate Group has to apply.

As far as they do not oppose the IFRS, the German Accounting Standards GAS passed by the German Accounting Standards Board GASB have been recognised.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board IASB . They comprise the International Financial Reporting Standards IFRS , the International Accounting Standards IAS and the interpretations originated by the International Financial Reporting Interpretations Committee IFRIC or the former Standing Interpretations Committee SIC .

Early adoption of International Financial Reporting Standards (IFRS) In the consolidated financial statements as of 3 December 2004 the Hypo Real Estate Group had early adopted the following IFRS:

IAS revised 2003	resentation of Financial Statements
IAS 8 revised 2003	Accounting olicies, Changes in Accounting Estimates and Errors
IAS 0 revised 2003	Events after the Balance Sheet Date
IAS revised 2003	roperty, lant and Equipment
IAS 7 revised 2003	Leases
IAS 2 revised 2003	The Effects of Changes in Foreign Exchange Rates
IAS 24 revised 2003	Related arty Disclosures
IAS 27 revised 2003	Consolidated and Separate Financial Statements
IAS 28 revised 2003	Investments in Associates
IAS 32 revised 2003	Financial Instruments: Disclosure and resentation
IAS 33 revised 2003	Earnings per share
IAS 3 revised 2004	Impairment of Assets
IAS 38 revised 2004	Intangible Assets
IAS 39 revised 2003	Financial Instruments: Recognition and easurement
IFRS 3 issued 2004	Business Combinations

The early adoption of the IAS (revised 2003) resulted in the following material changes in the accounting policies as well as disclosures for the Hypo Real Estate Group:

IAS 1 (revised 2003) In the balance sheet, minority interest is shown under equity, and in the statement of changes in equity, it is shown separately from the equity attributable to equity holders.

Notes have been extended to include the key assumptions relating to the future and other sources of estimation uncertainty relevant on the reference date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year (see note 18).

IAS 8 (revised 2003) Changes in accounting policies as well as material prior-period errors are adjusted retrospectively, not affecting income. In total adjustments of € 66 million have been resulting from this.

As part of the procedure for reviewing the accounting and valuation methods within the context of the business model which is constantly updated, the group guidelines applicable for receiving commissions in the course of lending business were changed in 2004. The new group guideline results in delayed recognition of the commissions. The change-over which took place in the fourth quarter distorts the quarterly comparison particularly at the business segment Hypo Real Estate International.

A valuation error was established during the review of the valuation report in accordance with IAS 19 for pensions; this has been offset under retained earnings in the opening balance sheet of the financial year.

The implementation of a new trading system at one company has improved the measurement approach which has been applied.

The new measurement approaches result in better information concerning the assets, financial and earnings situation.

The early adoption of **IAS 10, 16, 17, 21, 24, 27, 28 and 33 (all revised 2003)** has not had a material impact on the Hypo Real Estate Group.

IAS 39 (revised 2003) in conjunction with **IAS 32 (revised 2003)** According to the revised standard, financial instruments (see note 5) have been extended to include the category of financial assets or liabilities designated at fair value through profit or loss.

The category of "originated loans and receivables" has been extended into the category "loans and receivables". This category can now be used for all non-derivative assets with fixed or determinable payments which are not listed on an active market ("Loans and receivables").

Loans with no objective evidence for impairment are pooled into risk-inherent portfolios in accordance with IAS 39.64 (revised 2003). Portfolio-based allowances are set aside to cover this risk (see note 8).

The early adoption of **IFRS 3, IAS 36 (revised 2004)** and **IAS 38 (revised 2004)** resulted in a change in the accounting policy for goodwill. According to IFRS 3, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

The useful lives of the intangible assets have been reassessed in accordance with **IAS 38 (revised 2004)**. No adjustments were necessary.

Due to the spin-off in the financial year 2003, all changes in accounting policies are retrospectively recognised by way of adapting the retained earnings stated in the opening balance sheet as of January 2004.

Differences between IFRS accounting and consolidation policies and German accounting legislation according to German Commercial Code (HGB) The exemption according to section 292 a German Commercial Code HGB requires the main differences between IFRS accounting and consolidation methods and the German accounting legislation to be mentioned. The differences are as follows:

Reserves for general banking risks The setting aside of reserves for general banking risks with an impact on the income statement, as consistent with sections 340f and 340g HGB, is not permitted under IAS 30.44

easurement of financial instruments According to section 340 c in conjunction with section 2 2 no. 4 HGB, profits attributable to assets and liabilities are only recognised if they have been realised on the reference date for the financial statements.

On the other hand, under IAS 39.4 , financial instruments must always be stated with their fair value. Any profit or loss attributable to a change in the fair value is either stated in the income statement or under equity not affecting income , depending on the specific classification.

Fair-value hedge In the case of a fair-value hedge, the risk of a change in the fair value is hedged see note .

In line with the principles of proper accounting set out in the HGB, only the hedged underlying transaction is stated in the case of a fair-value hedge. The results of the underlying transaction and the hedging derivative balance each other out, but are treated differently for the purpose of being taken to the income statement, i.e. unrealised profit overhangs are disregarded.

Under fair-value hedge accounting in accordance with IAS 39, the results from the hedging instrument, which has to be stated with its fair value, are taken to the income statement. The underlying transaction is updated by the changes in the fair value to be taken to the income statement .

Cash flow hedge In the case of a cash flow hedge, the risk of fluctuating payment flows is hedged see note .

In line with the principles of proper accounting set out in the HGB, the hedged underlying transactions as well as the derivatives used for hedging the interest rate risk are not stated as far as the hedged risk is concerned. The HGB does not contain any special regulations regarding the balance sheet treatment for the hedging of envisaged transactions.

Under cash flow hedge accounting in accordance with IAS 39, the hedging instrument is stated with its fair value. Changes in the fair value have to be broken down into an efficient part which is attributable to the hedging process and an inefficient part which is not attributable to the hedging process. The efficient parts have to be stated under equity not affecting income. The inefficient parts are taken to the income statement (in the case of a hedging derivative) and, in the case of the other financial instruments, depending on the classification of the hedging transaction, they are stated either under equity (not affecting income) or taken to the income statement (affecting income). Depending on the specific classification, the underlying transaction is stated either at amortised cost of purchase or with its fair value. Income resulting from the early release of swap contracts will be accrued according to IFRS, whereas has to be collected immediately according to German Commercial Code (HGB).

Initially generated intangible assets Initially generated intangible assets are not permitted to be stated under section 246 (1) in conjunction with section 248 (2) HGB.

On the other hand, under IAS 38, intangible assets which have been purchased for a consideration as well as initially generated intangible assets may be stated under certain conditions.

Excess of cost over net assets from consolidation of investments Under section 309 (1) sentence 3 HGB, excess of cost over net assets from consolidation of investments (goodwill) can be offset against earned surplus; under IFRS, this is not permitted. The goodwill has to be stated as an intangible asset and, under IFRS 3, is tested once every year for any impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

Amortisation/depreciation Under HGB, amortisation / depreciation is in certain cases governed by tax regulations which do not reflect the actual reduction in economic value.

On the other hand, values and unscheduled write-downs which are permissible under tax regulations are not permitted under IFRS, because amortisation / depreciation has to be calculated independently of tax considerations.

Reserves Under IFRS, reserves may only be stated for external obligations, with the exception of restructuring provisions in accordance with IAS 37.72, which can be stated under certain conditions.

By way of contrast, more extensive prescriptions and options exist in accordance with section 249 HGB.

Accrued liabilities Unlike HGB, IAS 37 makes a distinction between provisions and accrued liabilities. In the case of accrued liabilities, the uncertainty with regard to the extent or timing is generally much less significant than is the case with provisions. Accrued liabilities are frequently stated under trade accounts payable and other liabilities, whereas provisions are stated separately.

Pension obligations Unlike the relatively static method of calculation under German law (tax current value method in accordance with section 6a (3) EStG), the determinants for calculating pension obligations under IAS 19 have to be permanently adjusted to reflect economic and demographic developments.

Deferred tax assets and liabilities According to section 274 or section 306 of German Commercial Code (HGB) deferred taxes are only shown for differences between net income in the financial statements and net income under tax regulations that are expected to be equalised in future fiscal years (timing concept).

In contrast, IAS 12.15 and 12.24 require that in principle deferred taxes will be recognised for all temporary differences between the carrying values in the IFRS balance sheet and the values in the tax balance sheet (temporary concept). Under IAS 12.34, deferred tax assets have to be stated for losses carried forward and tax credits, which have not yet been utilised, if this results in sufficiently probable benefits.

Declaration on German Corporate Governance Code Hypo Real Estate Holding AG has published the declaration on German Corporate Governance Code on its web site (www.hyporealestate.com) in accordance with section 161 AktG.

The listed subsidiary Württembergische Hypothekenbank AG has also published a corresponding declaration of compliance on its web site (www.wuertt-hyp.de).

Consolidated management report The consolidated management report meets the requirements of section 315 (1) and (2) HGB as well as IAS 1. It comprises a financial report, a report of significant events occurring after the cut-off date, an outlook as well as a risk report (see chapter "Financial review").

3 Uniform consolidated accounting

The individual financial statements of the consolidated domestic and foreign companies are incorporated in the consolidated financial statements of Hypo Real Estate Holding AG using uniform accounting and valuation principles.

4 Consolidation

The group of consolidated companies of Hypo Real Estate Holding AG comprises a total of 25 companies as of 31 December 2004. It comprises the following companies:

- HI Asset Management Inc., New York
- HI Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg
- Hypo Real Estate Bank AG, Munich
- Hypo Real Estate Bank International puc, Dublin
- Hypo Real Estate Capital Corp., New York
  (sub-group with a total of six companies)
- Hypo Real Estate Capital France S.A., Paris
  (sub-group with a total of two companies)
- Hypo Real Estate Capital Iberia S.l., Madrid
- Hypo Real Estate Capital Italia S.p.A., Milan
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London
  (sub-group with a total of eight companies)
- Württembergische Hypothekenbank AG, Stuttgart

Special purpose entities, which have to be consolidated in accordance with SIC 12, are not included in the above group. As of 31 December 2004, 12 special purpose entities satisfy the criteria of SIC 12. However, they have not been included due to materiality considerations.

All companies are fully consolidated. The group of fully consolidated companies has been established on the basis of materiality criteria. All fully consolidated companies have prepared their financial statements for the period ending 31 December 2004.

Pfandbrief Bank International S.A., Luxembourg, was renamed Hypo Pfandbriefbank International S.A. on 1 September 2004.

With the entry in the commercial register of the Amtsgericht (local court) Munich (HRB 149393), DIA Vermögensverwaltungs-GmbH, Munich, was merged with Hypo Real Estate Holding AG on 10 March 2004. The merger was based on the closing balance sheet of the transferring legal entity as of 29 December 2003.

The following companies were included for the first time in the group of consolidated companies in the financial year 2004:

- HI Asset Management Inc., New York
- HI Capital Markets Inc., New York
- Hypo Real Estate Capital Corp., New York (sub-group with a total of six companies)
- Hypo Real Estate Capital France S.A., Paris (sub-group with a total of two companies)
- Hypo Real Estate Capital Iberia S.I., Madrid
- Hypo Real Estate Capital Italia S.p.A., Milan
- Hypo Real Estate Capital Japan Corp., Tokyo

Former WestHyp Immobilien Management GmbH & Co. KG, Dortmund, is no longer included in the group of consolidated companies; it now operates under the name IMMO Immobilien Management GmbH & Co KG with registered office in Munich.

In total, 25 companies have not been included in the group of consolidated companies in view of their minor significance for the group. The consolidated financial state ments set out the effects on the balance sheet of the contractual relations between the consolidated companies and the companies which have not been consolidated. The aggregate annual results of the subsidiaries which have not been consolidated in view of their minor significance in total account for € –23 million. Thereby net losses are nearly completely covered by write offs on investments, provisions and profit-and-loss transfers within the annual accounts of the parent companies. The aggregate total assets amount to 0,4 % of the consolidated assets. The shares in the non-consolidated subsidaries are shared as AfS investments.

Group of consolidated companies

	2004	2003
Consolidated companies	25	13
Non-consolidated subsidiaries	37	37
Total number of subsidiaries	**62**	**50**
Other participating interests	**25**	**28**

These financial statements set out a list of shareholdings in the chapter "Holdings"; this list structures the affiliated companies on the basis of whether they are included in the financial statements or not. Other shareholdings are also listed.

Consolidation principles For the purposes of capital consolidation, the costs of purchasing an affiliated company are netted with the group's stake in the completely recalculated shareholders' equity at the time of the acquisition. This shareholders' equity is calculated as the difference between the assets and liabilities of the acquired company, using their fair values. The difference between a higher cost of purchase and the recalculated shareholders' equity is stated as goodwill in the balance sheet under intangible assets. After it has been stated for the first time, goodwill is subsequently stated at cost of purchase less all cumulative allowances.

Business relations within the group of consolidated companies are netted with respect to each other. Interim profits attributable to inter-company transactions are eliminated.

5 Financial instruments

According to IAS 32, a financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. According to IAS 39 all financial instruments have to be classified according to this standard, to be recognised in the balance sheet and to be measured according to its classification:

Held-for-trading A financial asset or financial liability is classified as held-for-trading if it is:

- a acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
- b part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or
- c a derivative (except for a derivative that is a designated and effective hedging instrument).

Held-for-trading financial instruments are measured at fair value. Changes in fair value are recognised in profit or loss.

Designated at fair value through profit or loss (dFVTPL) Upon initial recognition any financial asset or financial liability within the scope of this standard may be designated when initially recognised as a financial asset or financial liability at fair value through profit or loss except for investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured.

As part of the EU endorsement procedure, the designation of financial liabilities is initially precluded; this has been recognised in the group guidelines.

dFVTPL financial instruments are measured at fair value. Changes in fair value are recognised in profit or loss.

Held-to-Maturity (HtM) Held-to-Maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.

HtM financial investments are measured at amortised cost and recognised in the positions investments, placements with, loans and advances to, other banks and loans and advances to customers.

Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables are recognised in the positions placements with, loans and advances to, other banks and loans and advances to customers and are measured at amortised cost.

Available-for-Sale (AfS) Available-for-Sale financial assets are those non-derivative financial assets that are designated as available for sale.

AfS financial assets are measured at fair value. Changes in fair value are recognised in a separate item of equity (AfS reserve) not affecting income until the asset is sold, withdrawn or otherwise disposed of, or if an impairment is established for the financial asset in accordance with IAS 39.58 so that the cumulative profit or loss previously recorded under equity is now taken to the income statement. If the fair value of an AfS debt instrument increases objectively in a subsequent reporting period, the impairment has to be reversed to the income statement. On the other hand, impairments for an AfS equity instrument which have been recognised in the income statement are not permitted to be reversed and taken to the income statement.

In principle, participating interests are measured at fair value if control, joint management or a significant influence is exercised but the companies are not fully consolidated because of materiality considerations. However, this only applies to those participating interests for which stock exchange prices or market prices are available. In general, the fair value for listed participating interests can be reliably determined. Unlisted participating interests for which fair values cannot be determined are measured at amortised cost.

AfS financial assets are mostly recognised in the positions investments, placements with, loans and advances to, other banks and loans and advances to customers.

In principle, the purchase or sale of financial instruments is recognised at the trade date. Premiums and discounts are part of the amortised costs and appear in the net interest income for the accounting period in question.

According to IAS 39.63, impairments in value must be taken into consideration for all financial assets that are valued at amortised cost. Where subsequent measurement of financial assets is based on fair value, an impairment is implied in the fair value.

Hedging relations Hedging relations between financial instruments are classified as a fair-value hedge or cash flow hedge in accordance with IAS 39.

Fair-value hedge Under IAS 39, with a fair-value hedge, a stated asset or a stated liability or an off-balance-sheet fixed obligation or a precisely designated part of such an asset, such a liability or such an obligation is hedged against the risk of a change in fair value which is attributable to a specific risk and which might have an effect on profit or loss for the period.

If the hedge of the fair value in the course of the reporting period satisfies the criteria of IAS 39.88, the hedge is stated in the balance sheet as follows:

a The profit or loss arising when the hedging instrument is revalued with its fair value (for a derivative hedging instrument) or the currency component of its book value calculated in accordance with IAS 21 (for non-derivative hedging instruments) is recognised in profit or loss for the period; and
b the book value of an underlying transaction is adjusted by the profit or loss arising from the underlying transaction and attributable to the hedged risks, and is recognised in profit or loss for the period. This is applicable if the underlying transaction is otherwise stated using the costs of purchase. The profit or loss attributable to the hedged risk is recognised in profit or loss for the period if the underlying transaction is an available-for-sale (AfS) financial asset.

Cash flow hedge According to IAS 39, a cash flow hedge hedges the risk inherent with fluctuating payment streams which is attributable to a certain risk associated with the stated asset or the stated liability (for instance some or all future interest payments of a variable-interest debt) or the risk associated with a future transaction which is expected to occur with a high degree of probability or which might have an effect on profit or loss for the period.

Cash flow hedge accounting recognises derivatives which are used for hedging the interest rate risk as part of asset/liability management. For instance, future variable interest payments for variable-interest receivables and liabilities are swapped for fixed payments primarily by means of interest rate swaps.

Under cash flow hedge accounting, hedging instruments are stated with their fair value. The valuation result has to be broken down into an effective and an ineffective part.

The efficient part of the hedging instrument is recognised in a separate item of equity without any impact on earnings (cash flow hedge reserve). Depending on the classification of the hedged financial instrument, the inefficient part of the hedging instrument is recognised either in the income statement or in equity.

A hedging relationship is deemed to be effective if, at the beginning and throughout the entire duration of the transactions, changes in the payment streams of the underlying transactions are balanced out almost completely by changes in the payment streams of the hedging transactions. For the purpose of establishing whether a specific part of the hedging instrument is effective, the future variable interest payments from the receivables and liabilities to be hedged are compared on every reference date for the financial statements with the variable interest payments from the interest derivatives in detailed maturity bands.

In those periods in which the payment streams of the hedged underlying transactions have an impact on profit or loss for the period, the cash flow hedge reserve is written back to the income statement.

For the purpose of calculating return on equity, AfS reserve and cash flow hedge reserve are not taken into consideration.

6 Assets held for trading purposes

Assets held for trading purposes comprise held-for-trading securities as well as positive market values of trading derivatives and derivatives for hedging foreign exchange risks attributable to financial instruments which are not AfS securities

Borrower's note loans and registered bonds as well as public sector bonds, to the extent that they are used for trading purposes, are stated under other trading assets.

Trading assets are stated with their fair value. In the case of derivative financial transactions which are not listed on a stock exchange, internal price models based on cash value considerations and option price models are used as the basis of calculating the balance sheet value. Valuation and realised profits and losses attributable to trading assets are stated under result of trading in the income statement.

7 Placements, loans and advances

Placements with, and loans and advances to, other banks and loans and advances to customers and are recognised under IAS 39 with their amortised cost of purchase if they are not dFVTPL receivables, AfS receivables or an underlying transaction of a fair-value hedge.

They are put on a non-accrual basis internally if – irrespective of the legal position – an inflow of interest payment can no longer be expected.

8 Allowances for losses on loans and advances

Allowances for losses on loans and advances are calculated mainly on the basis of expectations with regard to future loan defaults, the structure and quality of the loan portfolio as well as macro-economic parameters.

For all recognisable counterparty risks in lending business, individual allowances or provisions equivalent to the extent of the expected defaults are set aside and are written back when the default risk is no longer applicable, or are utilised if the receivable has been classified as irrecoverable and eliminated.

Under IAS 39.64, loans for which there is no objective indication of the need for an allowance, are grouped together to form risk-inherent portfolios. Portfolio-based allowances are set aside for these portfolios; these allowances are based on current events and information with regard to significant changes with detrimental consequences which have occurred in the technology, market, economic or legal environment, as well as historical default rates.

Allowances for foreign currency credit risks is set aside in the relevant currency, so that it is not affected by exchange rate fluctuations.

9 Investments

dFVTPL, HtM and AfS financial instruments as well as investment properties are stated under investments.

dFVTPL financial assets are stated with their fair value. Changes in the fair value are taken to the income statement.

HtM financial assets are stated at amortised cost of purchase. Discounts and premiums are recognised on a pro-rata basis. Write-downs are taken to the income statement if the value of such assets is affected as a result of credit standing factors. If the reasons for such write-downs are no longer applicable, an appropriate amount is written back to the income statement (up to the extent of the amortised costs of purchase).

AfS financial assets which are hedged efficiently against market price risks are recognised within the framework of fair-value hedge accounting.

Under IAS 40, land and buildings – or parts of buildings – or both, which are held as financial investments for generating rental income or for generating capital gains, are stated with their fair value. The rental income generated by these financial investments is stated in net interest income (in the same way as the refinancing expenses).

10 Intangible assets

Software is the main item stated under intangible assets. It is stated at amortised cost of purchase, and is written down over an expected service life of three to five years.

11 Property, plant and equipment

Property, plant and equipment is stated at cost of purchase or cost of production less (in the case of assets subject to wear and tear) scheduled straight-line depreciation in line with the expected service life of the asset.
In the case of fixtures and fittings in rented buildings, the contract duration taking account of extension options is used as the relevant basis if the duration is shorter than the normal service life.

Useful economic life	
Fixture in rental buildings	10 – 25 Years
IT equipment (broad sense)	3 – 5 Years
Other plant and operating equipment	3 – 25 Years

If the value of property, plant and equipment has additionally been diminished, non-scheduled depreciation is taken to the income statement. If the reasons for the non-scheduled depreciation are no longer applicable, an amount is written back to the income statement, not exceeding the extent of the amortised cost of purchase or production.

Cost of purchase or cost of production which are subsequently incurred are capitalised if an additional economic benefit accrues to the company. Measures which are designed to maintain the condition of the property, plant and equipment are recognised in the income statement in the financial year in which they arose.

12 Liabilities

Liabilities other than underlying transactions of an effective fair-value hedge are stated at amortised cost price. Discounts and premiums are recognised on a pro-rata basis. Interest-free liabilities are stated with their cash value.

13 Liabilities held for trading purposes

This item comprises trading derivatives and derivatives used for hedging foreign currency risks attributable to financial instruments other than dFVTPL or AfS holdings. In addition, this item also comprises warrants and certificates issued by Trading.

Within liabilities held for trading purposes, short positions in registered bonds as well as public sector bonds, to the extent that they are used for trading purposes, are stated under other liabilities held for trading purposes.

14 Provisions

Under IAS 37.36 et seq., the best possible estimate is used for establishing the provisions for uncertain liabilities and contingent losses attributable to pending transactions. Long-term provisions are discounted.

Provisions for pensions and similar obligations are calculated on the basis of actuarial reports in accordance with IAS 19. They are calculated using the "projected unit credit" method, and this method takes account of the cash value of the earned pension entitlements as well as the actuarial profits and losses which have not yet been redeemed. These are attributable to various factors, including irregularities in the risk curve (for instance a higher or lower number of invalidity or mortality cases than expected on the basis of the calculation principles used) or changes in the calculation parameters.

The actuarial profits and losses are dealt with using the so-called corridor method: An entry only has to be taken to the income statement in subsequent years if the total profits or losses which have accumulated as of the reference date for the financial statements exceed 10% of the maximum figure calculated as the cash value of the earned pension entitlements and the assets of any external benefit facility.

The interest rate used for calculation purposes is based on the long-term interest rate applicable for first-class fixed-interest industry bonds on the reference date for the financial statements. The provision stated in the balance sheet is calculated on the basis of the provision for the previous year plus the pension expense calculated at the start of the financial year and less the cash-effective payments of the current financial year.

15 Other liabilities

Accrued liabilities in accordance with IAS 37 are one of the items stated under other liabilities. This includes future expenditure, which is uncertain in terms of actual extent or timing, but which is less uncertain than is the case with provisions. These are liabilities for products or services which have been received or supplied and which have not been paid for, or invoiced by the supplier or formally agreed. This also includes short-term liabilities due to employees, for instance flexi-time credits and vacation entitlements. The accrued liabilities have been stated in the amount likely to be utilised.

If the obligations listed at this point cannot be quantified more precisely on the reference date for the financial statements and if the criteria specified in IAS 37 for the setting aside of provisions are satisfied, these items have to be stated under provisions.

16 Currency translation

Currency translation is carried out in accordance with the regulations of IAS 21. On the reference date for the financial statements, monetary items in a foreign currency are translated into Euro using the rate applicable on the reference date. Non-monetary items which were stated in a foreign currency using historical costs of purchase are stated using the exchange rate applicable at the point at which they were purchased.

Income and expenditure attributable to currency translation at the individual companies in the group are taken to the income statement.

In the consolidated financial statements, balance sheet items as well as income and expenditure of the subsidiaries, if they do not prepare financial statements in Euro, are translated using market rates applicable on the reference date for the financial statements.

17 Taxes on income

Taxes on income are accounted for and valued in accordance with IAS 12. Apart from the exceptions defined in the standard, deferred taxes are calculated for all temporary differences between the values under IFRS and the tax values as well as for the differences resulting from uniform group valuation within the Group and differences from the consolidation (balance-sheet-method). Deferred tax assets arising from unused losses carried forward are calculated if necessary according to IAS 12.34 et seq.

The deferred taxes are calculated using the national tax rates which are expected at the time when the differences are settled, as the concept of deferred taxes is based on the presentation of future tax assets or tax liabilities (liability method). Changes in tax rates which had been adopted the reporting date are taken into consideration.

18 Future-related assumptions and estimation uncertainty

When the financial statements are being prepared, the Hypo Real Estate Group makes future-related assumptions as well as estimations which may result in a considerable risk of a major change to the stated assets and liabilities becoming necessary during the next financial year.

Standards which are not the subject of early adoption New standards which are issued or existing standards which have been revised and which are not applied prematurely may result in changes in the accounting treatment and valuation as well as the statement of assets and liabilities when they are first applied. IAS 19 (revised 2004) was published on 16 December 2004; it was not applied prematurely. The new option provided in the revised standard, namely that of enabling actuarial profits or losses to be recognised without any impact on earnings immediately in the year in which they arise, will probably not be exercised by the Hypo Real Estate Group when initially applied. All other changes refer primarily to statement

Allowances for losses on loans and advances The loan portfolio of the Hypo Real Estate Group is reviewed every year or more frequently in order to identify any allowances for losses on loans and advances. In order to check whether an allowance has to be taken to the income statement, it is necessary to assess whether there are any indications that the estimated future payment streams of a loan portfolio have diminished. In order to make such an assessment, it is necessary to make estimates which are based on historical default rates and including information relating to significant changes with detrimental consequences which have occurred in the technology, market or legal environment and also current events. The methods and assumptions concerning the assessment of the extent and timing of the payment streams are regularly checked in order to reduce the differences between estimated and actual defaults.

Fair values of financial instruments The fair value of financial instruments which are not listed on active markets is calculated using valuation models. In those cases in which valuation models are used, a check is performed regularly to assess whether the valuation models provide a comparable standard for current market prices. For practical considerations, the valuation models can only take account of quantifiable factors which also require estimates. Changes in assumptions relating to these factors might have an impact on the fair values of the financial instruments.

Investments If financial instruments are classified as HtM investments, it is necessary to assess the intention and ability to keep these investments until maturity. If these investments are not held until maturity (with the exception of special reasons), the entire HtM investments have to be reclassified as "Available-for-Sale". The investments accordingly have to be stated with their fair value and not at amortised costs of purchase.

Taxes on income The Hypo Real Estate Group is subject to a wide range of national tax regulations with regard to the calculation of taxes on income. In order to evaluate the actual tax burden, it is necessary to make estimates which are calculated with the knowledge existing on the reporting date and closely related to the tax return prepared in the following financial year. In some countries, the current tax charges attributable to the current financial year can only be finalised after the corresponding tax audit has been completed. The variances with regard to the estimated tax burden may have a positive or negative influence on the tax burden in future financial years.

With regard to the capitalisation of losses carried forward and other tax credits, the extent as well as the availability of such tax benefits are subject to estimates. Major losses carried forward are subject to national German tax law, and their availability also depends on the restrictions set out in section 8 (4) KStG. The deferred tax assets on losses carried forward are capitalised for a planning period of three years, as further plans are deemed not to be adequately probable in accordance with IAS 12.34.

Securitisation and special purpose entities Special purpose entities are established by the Hypo Real Estate Group mainly for the purpose of securitising financial instruments. The decision as to whether a special purpose entity has to be consolidated under SIC 12 or not is subject to the assumption relating to control of the company in accordance with IAS 27. The standard provides no specific details as to whether the qualitative criteria specified in IAS 27.6 or objective criteria specified in IAS 27.12 are relevant for identifying a control relationship; this means that any assumption relating to the control relationship has an impact on the group of consolidated companies. The companies relevant with regard to IAS 27 in conjunction with SIC 12 were considered on the reference date for the financial statements. Due to the assumptions to be made, it is possible that a review in sub-sequent years might result in an estimation which differs from the current figure.

Segment Reporting

19 Notes to segment reporting by business segment (primary segmenting)

The **Hypo Real Estate Group (HREG)** is divided into three business segments, which are referred to as primary segments:

Hypo Real Estate International (HREI) This segment pools the international business in large-volume structured real estate financing. It includes the earnings contributions of the following fully consolidated companies:

- HI Asset Management Inc., New York
- HI Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg.
- Hypo Real Estate Bank International puc, Dublin
- Hypo Real Estate Capital Corp., New York (sub-group)
  - Isar East 60th Street LLC, New York
  - Isar Gotham West 38th Street LLC, New York
  - Isar RP Member LLC, New York
  - Isar Two Columbus LLC, New York
  - Liffey 451 LLC, New York
- Hypo Real Estate Capital France S.A., Paris (sub-group)
  - Hypo Real Estate Transactions S.A.S., Paris
- Hypo Real Estate Capital Iberia S.l., Madrid
- Hypo Real Estate Capital Italia S.p.A., Milan
- Hypo Real Estate Capital Japan Corp., Tokio
- Hypo Real Estate Capital Ltd., London (sub-group)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Property Investment Ltd., London
    - The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Zamara Investments Ltd., Gibraltar

Württembergische Hypothekenbank AG, Stuttgart, constitutes the business segment **WürttHyp**. It specialises in commercial real estate financing that is eligible as cover pool in Germany and abroad; refinancing mainly through the issuance of covered bonds ("Pfandbriefe").

The business segment **Hypo Real Estate Germany (HREGe)** exclusively includes the earnings contributions of Hypo Real Estate Bank AG, Munich. This business segment comprises the German real estate financing business.

In addition to consolidation processes, the column **"Other/consolidation"** includes the earnings contributions of Hypo Real Estate Holding AG, Munich.

20 Income statement, broken down by business segment

Income/expenses in € million	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Net interest income					
2004	224	108	354	– 3	683
2003	137	110	420	7	674
Provisions for losses on loans and advances					
2004	33	23	220	—	276
2003	37	25	190	—	252
Net interest income after provisions for losses on loans and advances					
2004	**191**	**85**	**134**	**– 3**	**407**
2003	**100**	**85**	**230**	**7**	**422**
Net commission income					
2004	126	– 6	– 25	– 1	94
2003	55	– 4	– 6	—	45
Net trading income					
2004	11	—	—	—	11
2003	—	—	—	—	—
General administrative expenses					
2004	136	33	126	20	315
2003	64	31	152	13	260
Balance of other operating income/expenses					
2004	1	—	– 2	1	—
2003	1	– 2	22	– 2	19
Operating profit/loss					
2004	**193**	**46**	**– 19**	**– 23**	**197**
2003	**92**	**48**	**94**	**– 8**	**226**
Net income from investments					
2004	3	14	31	– 1	47
2003	– 5	6	– 2	—	– 1
Balance of other income/expenses					
2004	– 1	—	– 21	– 1	– 23
2003	—	—	– 103	34	– 69
thereof: Restructuring expenses					
2004	—	—	21	—	21
2003	—	—	86	—	86
Net income/loss before taxes					
2004	**195**	**60**	**– 9**	**– 25**	**221**
2003	**87**	**54**	**– 11**	**26**	**156**
Taxes on income[1]					
2004	47	1	1	4	53
2003	30	2	5	3	40
Net income/loss[1]					
2004	**148**	**59**	**– 10**	**– 29**	**168**
2003	**57**	**52**	**– 16**	**23**	**116**

[1] Excluding deferred taxes on capitalised losses carried forward

21 Key ratios, broken down by business segment

in %

	HREI	WürttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
2004	37.6	32.4	38.5	40.0
2003	33.2	29.8	34.9	35.2
Return on equity before taxes				
2004	13.3	9.2	− 0.4	5.3
2003	6.6	8.5	− 0.5	3.8
Return on equity after taxes[1]				
2004	10.1	9.0	− 0.5	4.0
2003	4.3	8.2	− 0.7	2.8

[1] Excluding deferred taxes on capitalised losses carried forward

Financial Statements

22 Balance sheet figures, broken down by business segment

Balance sheet figures in € million

	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Placements with, and loans and advances to, other banks					
31.12.2004	1,608	5,584	15,377	- 918	21,651
31.12.2003	1,829	4,965	19,411	- 1,224	24,981
thereof: Real estate financing					
31.12.2004	26	39	128	—	193
31.12.2003	—	40	213	—	253
Public sector loans					
31.12.2004	668	3,120	12,306	—	16,094
31.12.2003	561	2,557	14,309	—	17,427
Loans and advances to customers					
31.12.2004	10,293	17,328	49,423	—	77,044
31.12.2003	7,091	16,829	61,585	—	85,505
thereof: Real estate financing					
31.12.2004	9,638	12,914	30,432	—	52,984
31.12.2003	1,587	11,582	38,577	—	51,746
Public sector loans					
31.12.2004	621	4,395	18,337	—	23,353
31.12.2003	620	5,236	22,633	—	28,489
Deposits from other banks					
31.12.2004	8,535	4,148	6,666	- 797	18,552
31.12.2003	7,911	1,445	11,209	-1,214	19,351
Amounts owed to other depositors					
31.12.2004	281	1,933	6,601	9	8,824
31.12.2003	242	1,575	6,019	8	7,844
Promissory notes and other liabilities evidenced by securities					
31.12.2004	9,422	24,307	66,099	- 655	99,173
31.12.2003	4,978	24,177	80,998	—	110,153
thereof: Mortgage bonds					
31.12.2004	—	5,255	24,216	—	29,471
31.12.2003	—	4,838	27,093	—	31,931
Public sector bonds					
31.12.2004	4,917	13,923	37,293	- 153	55,980
31.12.2003	4,837	15,095	47,839	—	67,771

Contingent liabilities and other commitments in € million	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Contingent liabilities					
31.12.2004	5,982	21	76	– 1,501	4,578
31.12.2003	8,858	27	120	—	9,005
Other commitments					
31.12.2004	2,525	376	307	—	3,208
31.12.2003	1,033	891	673	—	2,597
Total					
31.12.2004	**8,507**	**397**	**383**	**– 1,501**	**7,786**
31.12.2003	**9,891**	**918**	**793**	**—**	**11,602**

Volume of lending in € million	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Placements with, and loans and advances to, other banks					
31.12.2004	1,536	3,169	12,698	87	17,490
31.12.2003	1,829	2,604	14,783	—	19,216
Loans and advances to customers					
31.12.2004	10,293	17,328	49,423	—	77,044
31.12.2003	7,090	16,829	61,586	—	85,505
Contingent liabilities					
31.12.2004	5,982	21	76	– 1,501	4,578
31.12.2003	8,858	27	120	—	9,005
Total					
31.12.2004	**17,811**	**20,518**	**62,197**	**– 1,414**	**99,112**
31.12.2003	**17,777**	**19,460**	**76,489**	**—**	**113,726**

23 Risk provision rates, broken down by business segment

	HREI	WürttHyp	HREGe	HREG
Net addition rate (in %)				
2004	0.19	0.11	0.56[1]	0.41[1]
2003	0.21	0.13	0.85[1]	0.63[1]
Loan loss rate (in %)				
2004	0.00	0.13	2.75	1.75
2003	0.11[2]	0.06	0.45	0.32
Total allowances for losses on loans and advances (in € million)				
31.12.2004	72	318	402	792
31.12.2003	37	291	1,574	1,902
Provision rate (in %)				
31.12.2004	0.40	1.55	0.65	0.80
31.12.2003	0.21	1.50	2.06	1.67

[1] Excluding risk shelter of HVB AG

[2] The loan loss rate relates exclusively to loan losses in connection with Hypo Real Estate Bank International's portfolio sale to HVB Luxembourg prior to the spin-off

24 Loans put on a non-accrual basis, broken down by business segment

in € million	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
31.12.2004	4	331	639	—	974
31.12.2003	—	325	2,568	—	2,893

"Loans put on a non-accrual basis" disclose the volume of all loans and advances where the payment of interest has been agreed, but where the corresponding interest payments have not been received. These loans and advances contain unrealised interest income of € 165 million. The "non-interest-bearing loans" for which the company has refrained from charging borrowers interest are included herein.

25 Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Calculated in accordance with the Basel Recommendation on Equity, the equity funds based on approved annual financial statements, the risk weighted assets and the market risk positions as of 31 December 2004 were as follows:

Equity funds[1] in € million	HREI	WürttHyp	HREGe	HREG
Core capital				
31.12.2004	1,584	710	2,044	4,210
31.12.2003	1,300	646	2,262	4,122
Supplementary capital				
31.12.2004	776	361	965	1,913
31.12.2003	834	340	1,142	2,126
Equity capital				
31.12.2004	2,360	1,071	3,009	6,123
31.12.2003	2,134	986	3,404	6,248
Tier III capital				
31.12.2004	—	—	—	—
31.12.2003	—	—	—	—
Total				
31.12.2004	**2,360**	**1,071**	**3,009**	**6,123**
31.12.2003	**2,134**	**986**	**3,404**	**6,248**

[1] Consolidated according to section 10a German Banking Act (KWG)

Risk-weighted assets in € billion

	HREI	WürttHyp	HREGe	HREG
On-balance-sheet assets				
31.12.2004	12.7	9.8	23.8	45.7
31.12.2003	8.4	9.2	30.1	47.1
Off-balance-sheet assets				
31.12.2004	4.5	0.3	0.4	5.2
31.12.2003	6.1	0.2	0.5	6.9
Counterparty risks in the trading book				
31.12.2004	0.1	—	—	0.1
31.12.2003	—	—	—	—
Total				
31.12.2004	**17.3**	**10.1**	**24.2**	**51.0**
31.12.2003	**14.5**	**9.4**	**30.6**	**54.0**

Market risk positions in € million

	HREI	WürttHyp	HREGe	HREG
Currency risks				
31.12.2004	34	2	1	37
31.12.2003	6	1	1	8
Interest rate risks				
31.12.2004	57	—	—	57
31.12.2003	—	—	—	—
Risks from shares				
31.12.2004	19	—	—	19
31.12.2003	—	—	—	—
Total				
31.12.2004	**110**	**2**	**1**	**113**
31.12.2003	**6**	**1**	**1**	**8**

The resulting ratios as of 31 December 2004, based on approved financial statements, were thus as follows:

Capital ratios in %

	HREI	WürttHyp	HREGe	HREG
Core capital ratio				
31.12.2004	9.2	7.1	8.4	8.3
31.12.2003	8.9	6.9	7.4	7.6
Equity capital ratio				
31.12.2004	13.6	10.6	12.4	12.0
31.12.2003	14.7	10.5	11.1	11.6
Equity funds ratio				
31.12.2004	12.6	10.6	12.4	11.7
31.12.2003	14.6	10.5	11.1	11.5

26 Employees, broken down by business segment

	HREI	WürttHyp	HREGe	Others	HREG
31.12.2004	504	171	592	44	1,311
31.12.2003	242	182	904	38	1,366

27 Segment reporting by region (secondary segmenting)

Different regions are referred to as secondary segments. Hypo Real Estate Group currently differentiates between the regions Germany, Rest of Europe and America/Asia. The column headed "Consolidation" includes effects from consolidation and Hypo Real Estate Holding AG as the non-operating parent company of the Group. Allocation of values to regions is based on the location of the registered office of the Group companies or their branches.

Operating performance in € million

	Germany	Rest of Europe	America/ Asia	Consolidation	HREG
Operating revenues					
2004	440	274	76	- 2	788
2003	541	191	—	6	738
Provisions for losses on loans and advances					
2004	243	33	—	—	276
2003	215	37	—	—	252
General administrative expenses					
2004	165	87	42	21	315
2003	186	61	—	13	260
Operating profit/loss					
2004	32	154	34	- 23	197
2003	140	93	—	- 7	226
Net income/loss before taxes					
2004	56	157	33	- 25	221
2003	41	88	—	27	156

Cost-income ratio (based on operating revenues) in %

	Germany	Rest of Europe	America/ Asia	HREG
2004	37.5	31.8	55.3	40.0
2003	34.4	31.9	—	35.2

Volume of lending in € million

	Germany	Rest of Europe	America/ Asia	Consolidation	HREG
31.12.2004	83,491	17,636	2,875	– 4,890	99,112
31.12.2003	96,025	17,776	—	– 75	113,726

Employees

	Germany	Rest of Europe	America/ Asia	Consolidation	HREG
31.12.2004	806	327	134	44	1,311
31.12.2003	1,133	195	—	38	1,366

NOTES TO THE INCOME STATEMENT

28 Net interest income

in € million	2004	2003
Interest income	**8,293**	**8,738**
Lending and money-market business	6,750	6,989
Fixed-income securities and government-inscribed debt	1,528	1,703
Equity securities and other variable-yield securities	—	8
Participating interests	13	34
Other	2	4
Interest expenses	**7,610**	**8,064**
Deposits	3,516	3,174
Promissory notes and other liabilities evidenced by securities	3,982	4,773
Subordinated capital	112	114
Other	—	3
Total	**683**	**674**

In 2003, interest income from participating interests includes the dividend from FGH Bank of € 33 million.

Interest margins in %	2004	2003
based on average risk assets according to BIS	1.31	1.25
based on average volume of business	0.45	0.44

29 Provisions for losses on loans and advances

in € million	2004	2003
Additions	387	284
Allowances for losses on loans and advances	374	282
Loan-loss provisions	13	2
Releases	– 109	– 30
Allowances for losses on loans and advances	– 108	– 29
Loan-loss provisions	– 1	– 1
Recoveries from write-offs of loans and advances	– 2	– 2
Total	**276**	**252**

Provisions for losses on loans and advances amounting to € 276 million in 2004 are disclosed as a net amount after netting HVB AG's risk shelter in favour of Hypo Real Estate Bank AG of € 130 million. In 2003 a risk shelter of € 460 million was netted.

30 Net commission income

in € million	2004	2003
Securities and custodial services	– 9	21
Foreign trade/money transfer operations	—	– 1
Lending operations	97	22
Other service operations	6	3
Total	**94**	**45**

31 Net trading income

in € million	2004	2003
Equity contracts	1	—
Interest rate and currency contracts	10	—
Total	**11**	**—**

32 General administrative expenses

in € million	2004	2003
Personnel expenses	189	134
Wages and salaries	153	101
Social security costs	17	17
Pension expenses and related employee benefit costs	19	16
Other general administrative expenses	114	107
Depreciation/amortisation	12	19
on property, plant and equipment	6	6
on software and other intangible assets excluding goodwill	6	13
Total	**315**	**260**

No stock option plans involving shares in Hypo Real Estate Holding AG or similar forms of remuneration were granted to members of the Management Board, Supervisory Board Members or employees in 2004.

in %	2004	2003
Cost-income ratio (based on operating revenues)	40.0	35.2

Financial Statements

33 Balance of other operating income/expenses

in € million

	2004	2003
Other operating income	19	47
Other operating expenses	19	28
Balance of other operating income/expenses	**—**	**19**

Other operating income/expenses do not contain any individual amounts of major significance. Rental income was € 4 million. Income from the release of provisions that are not related to lending business amounted to € 2 million.

Expenses from allocations to provisions and accrued liabilities that are not related to lending business amounted to € 1 million.

34 Operating income

in € million

	2004	2003
Net interest income	683	674
Net commission income	94	45
Net trading income	11	—
Balance of other operating income/expenses	—	19
Total	**788**	**738**

35 Net income from investments

in € million

	2004	2003
Income from investments	99	251
Expenses from investments	52	252
Total	**47**	**-1**

Net income from investments discloses income from the sale of dFVTPL, HtM and AfS investments and also changes in the value of such instruments that are to be recognised in the income statement.

The result from HtM investments amounted to € 73 million, the result from AfS investments to € – 16 million.

In 2003, expenses from investments included the write-down on the book value of FGH Bank of € 33 million.

36 Balance of other income/expenses

in € million	2004	2003
Other income	—	35
Other expenses	23	104
thereof:		
Restructuring expenses	21	86
thereof:		
Additions to restructuring provisions	11	33
Balance of other income/expenses	**- 23**	**- 69**

Restructuring expenses of € 21 million were incurred in the course of restructuring at the business segment Hypo Real Estate Germany. This figure comprises current restructuring expenses of € 10 million and additions to restructuring provisions of € 11 million pursuant to IAS 37.

No longer included in other income/expenses in 2004 is the income from writing back the liability difference ("lucky buy") WestHyp, which in 2003 was € 35 million.

37 Taxes on income

Breakdown in € million	2004	2003
Current taxes	60	36
Deferred taxes	- 110	4
thereof:		
Deferred taxes on capitalised losses carried forward	- 103	—
Total	- 50	40

The current taxes are influenced by the new minimum taxation rules which have been introduced in Germany. Under these rules, around 60% of taxable income can be offset against existing losses carried forward. The reduction in the tax burden due to the profit and loss transfer agreement between Württembergische Hypothekenbank AG and Hypo Real Estate Holding AG, which was fully utilised last year, is accordingly limited and amounts to € 8 million for 2004 (2003: € 19 million).

Financial Statements

The differences between the expected (computed) taxes on income and the taxes on income actually shown are outlined in the following reconciliation:

Reconciliation in € million

	2004	2003
Net income/loss before taxes	221	156
Applicable (legal) tax rate in %	26.38	26.38
Expected (computed) tax expense	58	41
Tax effects		
arising from foreign income	– 3	– 1
arising from tax rate differences	– 29	+ 2
arising from losses	– 8	– 11
arising from tax-free income	– 37	– 140
arising from non-deductible expenses	+ 13	+ 13
arising from valuation adjustments and the non-application of deferred taxes	—	+ 125
arising from the write-up of deferred taxes	– 72	– 5
arising from prior years and other aperiodical effects	+ 28	+ 16
Accounted taxes on income	**– 50**	**40**
Group tax ratio in %	**– 22.6**	**25.6**

The tax rate applicable for the financial year, including solidarity surcharge, is 26.38%.

The effects attributable to foreign income comprise tax rate differences arising from foreign fiscal jurisdications. They arose as foreign income has been taxed with different tax rates.

The effects from tax rate differences include the differences due to different trade tax rates, the trade tax burden (current and deferred) in accordance with IFRS and also the reduction resulting from the deductibility of trade tax when calculating corporation tax and solidarity surcharge.

The netting with the corporation tax and trade tax losses carried forward resulting from the spin-off carried out and not capitalised at Hypo Real Estate Holding AG is stated under the item effects arising from losses. This item also includes the effects of netting with other from losses carried forward or losses carried back in relation to international operations.

The item effects arising from tax-free income comprises the tax effects attributable to the risk shelter provided by HVB AG. This item also states effects from tax-free income from participating interests, dividends and capital gains or losses.

The effects attributable to tax additions and deductions relate primarily to non-deductible expenses, which do not have to be taken into account as deferred taxes as a result of permanent difference.

The effect from the write-up of deferred taxes is primarily resulting from the calculation of deferred tax assets on losses carried forward which previously had not been capitalised (corporation tax portion). The capitalisation has resulted in deferred tax income of € 103 million. Effects from current losses are stated in the item effects arising from losses.

The item effects from previous years and other aperiodical effects include both current taxes for years which have been incurred as a result of tax audits or a reassessment of the tax liability, as well as aperiodical effects and deferred taxes for prior years. Included in the total position is an income tax refund from prior years at Hypo Real Estate Bank AG of € 16 million, which has been received in 2004.

The Group tax ratio is the quotient of the stated taxes on income (current and deferred taxes) and net income/loss before taxes. Primarily it has been influenced by the capitalisation of losses carried forward and the related income effect from the deferred tax assets.

The deferred tax liabilities or deferred tax assets relate to the following items: For the domestic companies, the deferred taxes are calculated using the uniform

Deferred tax liabilities/assets in € million

	31.12.2004	31.12.2003
Deferred tax liabilities		
Loans and advances to other banks/customers (including provisions for losses on loans and advances)	18	1
Investments	351	154
Property, plant and equipment/intangible assets	1	—
Other assets/liabilities	2,595	1,064
Deposits from other banks/customers	571	—
Recognised deferred tax liabilities	**3,536**	**1,219**
Deferred tax assets		
Investments	1	4
Property, plant and equipment/intangible assets	—	2
Provisions	20	14
Other assets/liabilities	4,063	2,175
Placements with, loans and advances to other banks/customers (including provisions for losses on loans and advances)	508	4
Losses carried forward	103	—
Others	24	—
Recognised deferred tax assets	**4,719**	**2,199**

rate of corporation tax including solidarity surcharge of 26.38% and the trade tax rate which depends on the applicable public sector rate fixed by the municipiality. Because trade tax can be deducted when calculating corporation tax, the overall rate for deferred taxes at Hypo Real Estate Holding AG is 40.86%.

On the reporting date there are unused losses carried forward totalling € 1.093 million. Deferred tax assets have been stated to an amount of € 252 million because the criteria for a recognition in accordance with IAS 12.34 et seq. were satisfied. The losses carried forward can be utilised for an unlimited period of time.

38 Earnings per share

	2004	2003
Consolidated profit/loss in € million	270	115
Average number of shares	134,072,175	134,072,175
Earnings per share in €	**2.01**	**0.86**

Excluding deferred taxes on capitalised losses carried forward, earnings per share are as follows:

	2004	2003
Consolidated profit/loss[1] in € million	167	115
Average number of shares	134,072,175	134,072,175
Earnings per share[1] in €	**1.25**	**0.86**

[1] Excluding deferred taxes on capitalised losses carried forward

Because no conversion or option rights in respect of conditional capital were outstanding on the reference date for the financial statements, no calculation was made showing diluted earnings per share.

39 Statement of value added

Creation in € million	2004	2003
Operating revenues	788	738
Net income from investments	47	– 1
Total income	**835**	**737**
Provisions for losses on loans and advances	276	252
Other general administrative expenses	114	107
Depreciation/amortisation on property, plant and equipment and intangible assets	12	19
Other expenses (excluding taxes)	23	69
Value added	**410**	**290**

Use in € million	2004	2003
Value added	**410**	**290**
Employees (personnel expense)	189	134
Public authorities (taxes)	– 50	40
Minority interest	1	1
Companies	270	115

Notes to the Balance Sheet

Assets

40 Cash reserve

in € million

	31.12.2004	31.12.2003
Cash in hand and central bank balances	275	489
Total	**275**	**489**

41 Assets held for trading purposes

in € million

	31.12.2004	31.12.2003
Debt securities and other fixed-income securities	1,356	—
Bonds and notes	1,356	—
issued by public-sector borrowers	323	—
issued by other borrowers	1,033	—
thereof: Marketable securities		
listed	587	—
Equity securities and other variable-yield securities	157	—
Equity securities	157	—
Total	**1,513**	—

Debt securities and other fixed-income securities of non-consolidated subsidiaries and companies in which a participating interest is held were not in stock.

42 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business in € million

	31.12.2004	31.12.2003
Placements, loans and advances	17,490	19,216
Public sector loans	16,094	17,427
Real estate loans	193	253
Other placements, loans and advances	1,203	1,536
Investments	4,161	5,765
Total	**21,651**	**24,981**

Placements with, and loans and advances to, other banks, broken down by maturities in € million	31.12.2004	31.12.2003
Repayable on demand	1,383	1,616
With agreed maturities	20,268	23,365
up to 3 months	4,818	4,932
from 3 months to 1 year	2,232	1,675
from 1 year to 5 years	9,614	9,274
from 5 years and over	3,604	7,484
Total	**21,651**	**24,981**

Placements with, and loans and advances to, non-consolidated subsidiaries in € million	31.12.2004	31.12.2003
Non-consolidated subsidiaries	—	1
Total	**—**	**1**

Placements with, and loans and advances to, companies in which a participating interest is held were not in stock.

43 Loans and advances to customers

Loans and advances to customers, broken down by type of business in € million	31.12.2004	31.12.2003
Loans and advances		
Public sector loans	23,353	28,489
Real estate loans	52,984	51,746
Other loans and advances	707	5,270
Total	**77,044**	**85,505**

Loans and advances to customers, broken down by maturities in € million	31.12.2004	31.12.2003
Unspecified terms	137	254
With agreed maturities	76,907	85,251
up to 3 months	3,525	3,812
from 3 months to 1 year	5,900	5,110
from 1 year to 5 years	24,279	22,655
from 5 years and over	43,203	53,674
Total	**77,044**	**85,505**

Loans and advances to non-consolidated subsidiaries and companies in which a participating interest is held in € million	31.12.2004	31.12.2003
Non-consolidated subsidiaries	328	1,687
Companies in which a participating interest is held	557	499
Total	**885**	**2,186**

In the course of the initial application of IAS 39 (revised 2003) loans and advances were determined to be recognised as dFVTPL loans and advances. This classification resulted in a loss in fair value of € 21 million, which has been recognised in retained earnings as change in value of financial instruments according to IAS 39.

44 Volume of lending

in € million

	31.12.2004	31.12.2003
Placements with, and loans and advances to, other banks	17,490	19,216
Loans and advances to customers	77,044	85,505
Contingent liabilities	4,578	9,005
Total	99,112	113,726

45 Allowances for losses on loans and advances

Development in € million

	Individual risks	Latent risiks	Total
Balance at 1.1.2003	1,398	77	1,475
Changes affecting income	+ 149	+ 103	+ 252
Gross additions	+ 178	+ 103	+ 281
Releases	– 29	—	– 29
Changes not affecting income	+ 237	– 68	+ 169
Use of existing loan-loss allowances	– 303	– 68	– 371
Effects of currency translations and other changes not affecting income	+ 540	—	+ 540
Balance at 31.12.2003	1,784	112	1,896
Balance at 1.1.2004	1,784	112	1,896
Changes affecting income	+ 71	+ 195	+ 266
Gross additions	+ 107	+ 267	+ 374
Releases	– 36	– 72	– 108
Changes not affecting income	– 1,296	– 90	– 1,386
Changes due to addition or disposal in the group of consolidated companies	—	+ 1	+ 1
Use of existing loan-loss allowances	– 1,499	– 233	– 1,732
Effects of currency translations and other changes not affecting income	+ 203	+ 142	+ 345
Balance at 31.12.2004	559	217	776

In particular, the changes not affecting income disclose the amounts received under HVB AG's risk shelter and effects from the initial recognition of the portfolio-based allowance according to IAS 39.64 in conjunction with IAS 39.104 (revised 2003).

Breakdown in € million

	31.12.2004	31.12.2003
Individual allowances for losses on loans and advances to customers	559	1,784
Portfolio-based allowances	217	112
Total	776	1,896

46 Analysis of loan default risk

Ratio of allowances to total lendings in € million

	31.12.2004	31.12.2003
Total provisions for losses on loans and advances	792	1,902
Allowances for losses on loans and advances	776	1,896
Allowances for losses on guarantees and indemnities	16	6
Total volume of lending	99,112	113,726
Provision rate[1] in %	**0.80**	**1.67**

[1] Total provisions for losses on loans and advances/total volume of lending.

Net addition rate in € million

	31.12.2004	31.12.2003
Provisions for losses on loans and advances[1]	406	712
Total volume of lending	99,112	113,726
Net addition rate[2] in %	**0.41**	**0.63**

[1] Excluding risk shelter of HVB AG

[2] Provisions for losses on loans and advances/total volume of lending

Loan loss ratio in € million

	31.12.2004	31.12.2003
Loan losses	1.732	369
Use of existing loan-loss allowances	1,732	371
Use of allowances for losses on guarantees and indemnities	2	—
Recoveries from written off loans and advances	– 2	– 2
Total volume of lending	99,112	113,726
Loan loss ratio[1] in %	**1.75**	**0.32**

[1] Loan losses/total volume of lending

In course of the portfolio sales (NPL II und III) the balance of allowances for losses on loans and advances was reduced accordingly by use.

47 Investments

Breakdown in € million

	31.12.2004	31.12.2003
HtM investments	10,447	16,379
Debt securities and other fixed-income securities	10,447	16,379
AfS investments	24,520	20,055
Shares in non-consolidated subsidiaries	179	242
Participating interests	4	6
Debt securities and other fixed-income securities	24,335	19,807
Equity securities and other variable-yield securities	2	—
dFVTPL investments	1,172	—
Debt securities and other fixed-income securities	1,172	—
Investment properties	26	37
Total	**36,165**	**36,471**

Marketable securities in € million	Debt securities and other fixed-income securities	Shares and other variable-yield securities	Total
Marketable securities			
31.12.2004	35,737	2	35,739
31.12.2003	29,549	—	29,549
listed			
31.12.2004	33,153	2	33,155
31.12.2003	27,237	—	27,237
unlisted			
31.12.2004	2,584	—	2,584
31.12.2003	2,312	—	2,312

Development of investments in € million

	HtM investments	AfS investments				dFVTPL investments	Investment properties	Total
		Non-consolidated *affiliated* companies	Participating interests	Debt securities and *other fixed*-income securities	Equity securities *and other* variable-yield securities			
Acquisition costs								
Balance at 1.1.2004	16,605	254	6	19,811	—	—	38	36,714
Changes in the group of consolidated companies	—	—	—	—	—	—	– 12	– 12
Changes from foreign currency translation	– 66	—	—	– 60	—	—	—	– 126
Additions	+ 404	+ 17	—	+ 7,039	—	—	—	+ 7,460
Reclassifications	– 3,889	+ 27	—	+ 1,922	+ 2	+ 1,168	—	– 770
Disposals	– 2,402	– 62	– 2	– 4,774	—	—	—	– 7,240
Balance at 31.12.2004	10,652	236	4	23,938	2	1,168	26	36,026
Changes in value not affecting income								
Balance at 1.1.2004	—	—	—	– 4	—	—	—	– 4
Additions	—	—	—	+ 362	—	—	—	+ 362
Balance at 31.12.2004	—	—	—	358	—	—	—	358
Write-downs and write-ups affecting income								
Balance at 1.1.2004	– 226	– 12	—	—	—	—	– 1	– 239
Changes in the group of consolidated companies	—	—	—	—	—	—	+ 1	+ 1
Impairments	—	– 29	—	—	—	—	—	– 29
Reversals of premiums and discounts	—	—	—	– 19	—	—	—	– 19
Write-ups	—	—	—	+ 34	—	—	—	+ 34
Reclassifications	+ 24	– 16	—	+ 24	—	—	—	+ 32
Changes in fair value	—	—	—	—	—	+ 4	—	+ 4
Disposals	– 3	—	—	—	—	—	—	– 3
Balance at 31.12.2004	– 205	– 57	—	39	—	4	—	– 219
Carrying amounts								
Balance at 31.12.2004	10,447	179	4	24,335	2	1,172	26	36,165
Balance at 31.12.2003	16,379	242	6	19,807	—	—	37	36,471

Reclassifications primarily include effects from the initial application of IAS 39 (revised 2003).
Disposals of HtM investments relate to redemptions on maturity.

Breakdown of debt securities and other fixed-income securities in € million	31.12.2004	31.12.2003
Debt securities and other fixed-income securities	**35,954**	**36,186**
Bonds and debt securities	35,954	36,186
by public issuers	16,021	15,245
by other issuers	19,275	19,170
Own debt securities	658	1,771

Debt securities and other fixed-income securities of non-consolidated subsidiaries and companies, in which a participating interest is held were not in stock.

48 Intangible assets

Development of intangible assets in € million	Goodwill	Liability difference from consolidation	Acquired software	Advance payments	Total
Acquisition/ production costs					
Balance at 1.1.2004	—	—	25	—	25
Changes in the group of consolidated companies	+ 11	- 9	—	—	+ 2
Additions	+2	—	+ 17	+ 1	+ 20
Reclassifications	—	—	- 1	—	- 1
Disposals	—	—	- 1	—	- 1
Balance at 31.12.2004	13	- 9	40	1	45
Amortisation/depreciation and write-ups					
Balance at 1.1.2004	—	—	12	—	12
Changes in the group of consolidated companies	—	—	+ 1	—	+ 1
Scheduled amortisation/ depreciation	—	—	+ 6	—	+ 6
Reclassifications	—	—	- 2	—	- 2
Disposals	—	—	- 1	—	- 1
Balance at 31.12.2004	—	—	16	—	16
Carrying amounts					
Balance at 31.12.2004	13	- 9	24	1	29
Balance at 31.12.2003	—	—	13	—	13

Amortization/depreciation on software and other intangible assets is shown under amortization/depreciation on intangible assets within general administrative expenses.

49 Property, plant and equipment

Development of proberty, plant and equipment in € million	Land and buildings used for operational purposes and buildings under construction	Plant and operating equipment	Total
Acquisition/production costs			
Balance at 1.1.2004	14	50	64
Changes in the group of consolidated companies	– 13	+ 1	– 12
Additions	—	+ 6	+ 6
Disposals	– 1	– 9	– 10
Balance at 31.12.2004	—	48	48
Amortisation/depreciation and write-ups			
Balance at 1.1.2004	1	34	35
Scheduled depreciation/amortisation	—	+ 6	+ 6
Disposals	– 1	– 7	– 8
Balance at 31.12.2004	—	33	33
Carrying amounts			
Balance at 31.12.2004	—	15	15
Balance at 31.12.2003	13	16	29

50 Other assets

in € million	31.12.2004	31.12.2003
Positive fair values from derivative financial instruments	7,206	4,659
Other assets	236	195
Deferred charges and prepaid expenses	37	175
Total	**7,479**	**5,029**

51 Tax assets

in € million	31.12.2004	31.12.2003
Current tax assets	14	57
Deferred tax assets	4,719	2,199
Total	**4,733**	**2,256**

Tax assets include both refund claims from current taxes as well as a significant a-mount of deferred tax assets. The new recognition or write-up of deferred tax assets was performed among other things due to capitalisation of losses carried forward (see also Note 17). A considerable amount of deferred tax assets was also attributable to tax effects relating to valuations according to IAS 39 (revised 2003). Refund claims from current taxes declined for 2004 since a larger tax refund totalling € 16 million was received within the Group.

52 Subordinated assets

The following balance sheet items contain subordinated assets:

in € million	31.12.2004	31.12.2003
Investments	162	153
Total	162	153

53 Repurchase agreements

As a pledgor of genuine repurchase agreements, the Hypo Real Estate Group has pledged assets with a book value of € 7.8 billion. The assets are still stated under assets, and the considerations which have been received are stated under liabilities.

54 Securitisation

Securitisation involves the full or partial passing on to the capital market of lending risks for selected loan portfolios that have been precisely defined in advance. The prime aim of the Bank's own securitisation programmes is to reduce the loan portfolio risk. In the case of so-called synthetic securitisation, the risk is transferred and the pressure on equity reduced through the provision of collateral in the form of guarantees or credit derivatives; in the traditional forms of securitisation risk is transferred and the pressure on equity reduced through the sale (True Sale) of balance-sheet assets.

In 2004 the Hypo Real Estate Group set up two synthetic securitisation programmes. As of 31 December 2004, the volume of lending thus outplaced amounted to € 937 million and this resulted in a € 754 million reduction in risk weighted assets according to BIS.

At the year-end, the volume of lending of all current securitisation programmes of the Hypo Real Estate Group amounted to € 9.2 billion, and the reduction in risk weighted assets according to BIS amounted to € 6.6 billion.

Securitisation programmes usually provide for a small part of the risks being retained in the form of a first loss piece or interest sub-participation on the part of the pledgor.

For the programmes listed below, first loss pieces are held in an amount of € 215 million. The interest sub-participations total € 162 million.

Issuer	Transaction name	Maturity in years	Type of asset securitised	Total volume of lending in € million	Reduction in risk-weighted assets according to BIS in € million
Württembergische Hypothekenbank AG	WürttHyp 2000-1	41	Private mortgage loans	373	155
Hypo Real Estate Bank AG	HVB Real Estate 2001-1	55	Private mortgage loans	863	358
Hypo Real Estate Bank AG	NürnbergHyp 2001-1	55	Private mortgage loans	186	143
Hypo Real Estate Bank AG	Dutch Dream 2001-1	19	Commercial mortgage loans	750	621
Hypo Real Estate Bank AG	European Dream I	76	CMBS/RMBS securities	535	428
Württembergische Hypothekenbank AG	WürttHyp 2001-1	11	Commercial mortgage loans	804	613
Hypo Real Estate Bank AG	Provide Comfort 2002-1	52	Private mortgage loans	1,925	1,011
Hypo Real Estate Bank AG	DUKE 2002	25	Commercial mortgage laons	719	701
Hypo Real Estate Bank AG	GECO 2002	52	Commercial mortgage loans	837	752
Württembergische Hypothekenbank AG	WürttHypEU-1	26	Commercial mortgage loans	741	620
Total 2000 bis 2002				**7,733**	**5,402**
Württembergische Hypothekenbank AG	WürttHyp F-1	20	Commercial mortgage loans	548	452
Summe 2003				**548**	**452**
Württembergische Hypothekenbank AG	WürttHyp SLN-1	5	Commercial mortgage loans	21	21
Württembergische Hypothekenbank AG	WürttHyp UK-2	10	Commercial mortgage loans	916	733
Total 2004				**937**	**754**
Total				**9,218**	**6,608**

Equity and Liabilities

55 Deposits from other banks

Deposits from other banks by maturities in € million

	31.12.2004	31.12.2003
Repayable in demand	365	770
With agreed maturities	18,187	18,581
up to 3 months	11,441	8,144
from 3 months to 1 year	1,553	4,779
from 1 year to 5 years	4,185	4,461
from 5 years and over	1,008	1,197
Total	**18,552**	**19,351**

Amounts owed to non-consolidated subsidiaries in € million

	31.12.2004	31.12.2003
Non-consolidated subsidiaries	—	1,195
Total	**—**	**1,195**

Amounts owed to companies in which a participating interest is held did not exist.

56 Amounts owed to other depositors

Amounts owed to other depositors by maturities in € million

	31.12.2004	31.12.2003
Repayable on demand	187	325
With agreed maturities	8,637	7,519
up to 3 months	464	653
from 3 months to 1 year	668	722
from 1 year to 5 years	2,567	2,857
from 5 years and over	4,938	3,287
Total	**8,824**	**7,844**

Amounts owed to non-consolidated subsidiaries in € million

	31.12.2004	31.12.2003
Non-consolidated subsidiaries	9	9
Total	**9**	**9**

Amounts owed to companies in which a participating interest is held did not exist.

57 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by type of business in € million

	31.12.2004	31.12.2003
Debt securities in issue	77,443	85,170
Mortgage bonds	17,252	18,075
Public-sector bonds	46,489	56,644
Other debt securities	12,817	10,276
Money market securities	885	175
Registered notes in issue	21,730	24,983
Mortgage bonds	12,219	13,856
Public-sector bonds	9,491	11,127
Other debt securities	20	—
Total	**99,173**	**110,153**

Promissory notes and other liabilities evidenced by securities, broken down by maturities in € million

	31.12.2004	31.12.2003
With agreed maturities		
up to 3 months	8,068	6,294
from 3 months to 1 year	17,100	17,556
from 1 year to 5 years	53,691	61,844
from 5 years and over	20,314	24,459
Total	**99,173**	**110,153**

Promissory notes and other liabilities evidenced by securities, payable to non-consolidated subsidiaries and companies in which a participating interest is held did not exist.

58 Liabilities held for trading purposes

The negative fair values arising from derivative financial instruments and other liabilities held for trading purposes are carried as liabilities held for trading purposes.

59 Provisions

Breakdown in € million

	31.12.2004	31.12.2003
Provisions for pensions and similar obligations	158	140
Restructuring provisions (compliant with IAS 37)	22	35
Loan-loss provisions	16	6
Other provisions	25	29
thereof:		
Long-term liabilities to employees	7	7
Total	**221**	**210**

Provisions for pensions and similar obligations include in-house employer's pension direct commitments for company pensions payable to bodies and employees of the Hypo Real Estate Group. Inhouse employer's pension commitments are partly dependent on final salary, and partly based on modular plans with dynamic adjustment of vested rights. In addition, group companies pay contributions for commitments by external institutions.

The pension obligations financed via pension funds or retirement benefit corporations with matching cover are contribution-based models ("defined contribution plan"). Expenses in respect of contribution-based plans amounted to € 3 million. The following discount rates and valuation parameters were applied when calculating the provision for defined benefit obligations:

Discount rates and valuation parameters in %

	2004	2003
Discount rate	5.0	5.5
Rate of increase in pension obligations	2.0	1.5
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0 – 1.5	0 – 1.5

The cash value of defined benefit obligations amounted to € 168 million. Unrealised actuarial losses amounted to € 9 million; the 10% corridor was not exceeded at the group level.

The development of the provision for pension obligations was as follows:

Development of the provision for pension obligations in € million

	2004	2003
Balance at 1.1.	140	131
Pension expenses	+ 12	+ 12
Pension payments	– 6	– 5
Changes not affecting income	+ 12	+ 2
Balance at 31.12.	158	140

Pension expenses comprise € 3 million representing the present value of pension entitlements earned during the financial year, interest expenses of € 8 million and expenses for the retrospectively adjusted pension obligations of € 1 million.

Development of restructuring and other provisions in € million

	Restructuring provisions pursuant to IAS 37	Loan-loss provisions	Other provisions	Total
Balance at 1.1.2004	35	6	29	70
Transfers to provisions	+ 11	+ 13	+ 1	+ 25
Reversals	—	– 1	– 1	– 2
Reclassifications	—	—	—	—
Amounts used	– 24	– 2	– 4	– 30
Balance at 31.12.2004	22	16	25	63

In particular, restructuring provisions were formed pursuant to IAS 37 for the restructuring of the business segment Hypo Real Estate Germany. Other provisions include provisions for litigation expenses, payment of damages, provisions for anticipated losses and long-term liabilities towards employees such as provisions for anniversary payments, early retirement or part-time jobs for older employees.

60 Other liabilities

in € million	31.12.2004	31.12.2003
Negative fair values from derivative financial instruments	11,117	8,294
Other liabilities	451	397
Deferred income	86	95
Total	**11,654**	**8,786**

Other liabilities mainly include liabilities from the offsetting of results and also accruals pursuant to IAS 37. Accrued liabilities include in particular trade accounts payable in respect of invoices still outstanding, short-term liabilities to employees and other accruals in respect of commission, interest, operating expenses, etc.

61 Tax liabilities

in € million	31.12.2004	31.12.2003
Current tax liabilities	73	54
Deferred tax liabilities	3,536	1,219
Total	**3,609**	**1,273**

Tax liabilities include both provisions or liabilities from current taxes as well as deferred tax liabilities. Deferred tax liabilities can arise when single assets or securities increase in value according to IFRS, but such valuation increases do not become relevant for tax purposes until the asset is sold at some date in the future.
A considerable amount of deferred tax liabilities was attributable to tax effects relating to valuations according to IAS 39 (revised 2003).

62 Subordinated capital

Breakdown in € million	31.12.2004	31.12.2003
Subordinated liabilities	1,603	1,727
Participating certificates outstanding	694	749
Total	**2,297**	**2,476**

Subordinated liabilities do not contain any individual items accounting for more than 10% of the overall amount.

With all subordinated liabilities, there can be no early repayment obligation on the part of the issuer. In the event of bankruptcy or liquidation, such liabilities may only be repaid once all non-subordinate creditors have been satisfied.

Interest expenses of € 112 million arose in respect of subordinated liabilities.

Subordinated capital, broken down by maturities in € million

	31.12.2004	31.12.2003
With agreed maturities		
up to 3 months	83	32
from 3 months to 1 year	262	96
from 1 year to 5 years	1,170	1,281
from 5 years and over	782	1,067
Total	2,297	2,476

Subordinated liabilities to non-consolidated subsidiaries and companies in which a participating interest is held did not exist.

In 2004, in accordance with bank regulatory requirements based on the provisions of section 10 (5) and (5a) of the German Banking Act [Kreditwesengesetz, KWG] and also in accordance with the Recommendation on Equity issued by the Basel Committee on Banking Supervision in July 1988, the subordinated capital was shown as core capital, supplementary capital or tier III capital.

Participating certificates outstanding *Issued participatory capital mainly comprises the* following issues:

Issuer	Year of issue	Type	Nominal amount in € million	Interest rate in %	Maturity
Hypo Real Estate Bank AG	1993	Bearer participation certificates	38	7.00	2009
Hypo Real Estate Bank AG	1995	Bearer participation certificates	26	8.25	2006
Hypo Real Estate Bank AG	1995	Bearer participation certificates	38	8.00	2006
Hypo Real Estate Bank AG	1995	Bearer participation certificates	64	variable interest rate	2006
Hypo Real Estate Holding AG	1997	Bearer participation certificates	102	6.75	2007
Württembergische Hypothekenbank AG	1997	Bearer participation certificates	102	6.75	2008
Hypo Real Estate Bank AG	1998	Bearer participation certificates	38	variable interest rate	2010
Hypo Real Estate Bank AG	1999	Bearer participation certificates	70	7.00	2010
Württembergische Hypothekenbank AG	2001	Bearer participation certificates	50	7.00	2012
Württembergische Hypothekenbank AG	2002	Bearer participation certificates	50	7.00	2013

The interest entitlement is reduced to the extent that a payout would result in the respective issuer recording an annual net loss or consolidated loss for the year. Holders of participating certificates outstanding participate in any net loss or consilidated loss for the year recorded by an issuer through a reduction in their repayment entitlements; this is based on the ratio between the repayment entitlements and the subscribed capital as shown in the balance sheet plus retained earnings and additional paid-in capital as well as participatory capital.

Net income for subsequent years must be to bring repayment entitlements back up to their nominal value. The participating certificates outstanding certify subordinated creditor rights; they do not guarantee any share in liquidation proceeds.

63 Equity

On 31 December 2004, Hypo Real Estate Holding AG's subscribed capital of € 402 million was divided into:

Subscribed capital number

	2004	2003
Shares of common bearer stock	130,433,775	130,433,775
Shares of registered non-voting preferred stock	3,638,400	3,638,400
Total	**134,072,175**	**134,072,175**

Authorised capital in € million

Year authorised	Available until	Original amount	Balance at 31.12.2004
2004	3.6.2009	201	201

Conditional capital in € million

Year authorised	Available until	Original amount	Balance at 31.12.2004
2004	—	40	40

Retained earnings in € million

	31.12.2004	31.12.2003
Legal reserve	—	—
Reserve for treasury reserve	—	—
Other retained earnings	311	358
Total	**311**	**358**

64 Treasury stock

Neither the Hypo Real Estate Holding AG itself nor any dependent company or company in which a majority is owned holds shares of Hypo Real Estate Holding AG.

65 Foreign-currency assets and liabilities

The total amount of assets in foreign currencies on the reference date for the financial statements was € 19.9 billion and the total amount of foreign-currency liabilities was € 12.4 billion. Of these, the most important foreign currencies accounted for the following amounts:

in € million	31.12.2004	31.12.2003
Foreign-currency assets thereof:	19,913	16,718
USD	8,117	6,353
GBP	4,685	—
CHF	1,790	2,594
JPY	1,641	1,045
SEK	1,425	—
Foreign-currency liabilities thereof:	12,356	11,936
USD	4,542	3,372
JPY	2,304	—
CHF	1,739	3,168
JPY	1,021	954
SEK	413	—

There are differences between assets and liabilities in foreign currencies as only balance-sheet items have been taken into account here. The off-balance-sheet volume, which also includes the volume of hedging transactions, is not included.

66 Trust business

The following tables show the volume of fiduciary business not shown in the consolidated balance sheet.
The cash flow statement shows the cash-flow flows for the financial year, classified

Trust assets in € million

	31.12.2004	31.12.2003
Loans and advances to customers	597	1,182
Total	**597**	**1,182**

Trust liabilities in € million

	31.12.2004	31.12.2003
Deposits from other banks	101	678
Amounts owed to other depositors	496	504
Total	**597**	**1,182**

Notes to the Cash Flow Statement

67 Notes to the items in the cash flow statement

according to "operating activities", "investing activities" and "financing activities". Operating activities are given a wide basis of definition with differentiation based on operating results.

The item shown as cash and cash equivalents corresponds to the balance sheet item "cash reserve" and contains cash in hand and central bank balances.

The item entitled change in other non-cash-flow-related items contains the changes in the valuation of financial instruments, the net additions to deferred taxes, the change in provisions, the change in pro-rata and deferred interest, the reversal of share premiums and share discounts, as well as minority interests in the net income/loss for the year.

The item other adjustments contains the results shown in the consolidated financial statements insofar as the corresponding payments are shown separately after the relevant sub-totals, i.e. interest and dividend income, interest expenses and expenses in respect of taxes on income (IAS 7.29 et seq.). This item contains both the non-cash-flow-related and cash-flow-related result components. Cash flow-related results are added back (inflows) or deducted (outflows) after the sub-total and before the total cash flow from operating activities.

Notes to Financial Instruments

68 Derivative transactions

The following tables present the respective nominal amounts and fair values of OTC derivatives and derivatives traded on a stock exchange.

In order to minimise (reduce) both the economic and the regulatory credit risk arising from these instruments master agreements (bilateral netting agreements) have been concluded. By means of such netting agreements, the positive and negative fair values of the derivatives contracts included under a master agreement can be offset against one another and the future regulatory risk add-ons for these products can be reduced. Through this netting process, the credit risk is limited to a single net claim on the party to the contract (close-out netting).

For both regulatory reports and the internal measurement and monitoring of the credit commitments, such risk-reducing techniques are used only if they are considered to be enforceable under the respective legal system, should the business associate become insolvent. In order to check enforceability, legal opinions are used.

Similar to the master agreements the Hypo Real Estate Group concludes collateral agreements with its business associates to secure the net claim or liability remaining after netting (receiving or furnishing of security). As a rule, this collateral management reduces credit risk by means of prompt measurement and adjustment of the exposure to customers.

In the credit derivatives area, a 22.7 % higher volume than in previous year was registered.

Derivative volume in € million	31.12.2004					
	Nominal amount				Fair value	
	Remaining maturities					
	less than 1 year	1 to 5 years	more than 5 years	Total	positive	negative
Interest-based transactions						
OTC products	75,971	116,269	84,809	277,049	7,301	10,368
Forward rate agreements	—	—	—	—	—	—
Interest rate swaps	65,910	107,981	79,277	253,168	6,208	9,250
Interest rate options						
Call options	4,966	3,696	2,294	10,956	1,055	—
Put options	4,976	4,021	2,390	11,387	—	1,080
Other interest rate contracts	119	571	848	1,538	38	38
Exchange-traded products	—	—	—	—	—	—
Total	**75,971**	**116,269**	**84,809**	**277,049**	**7,301**	**10,368**
Foreign-currency-based transactions						
OTC products	4,186	5,254	3,566	13,006	1,020	571
Spot and forward currency transactions	1,028	6	—	1,034	14	12
Interest rate/currency swaps	3,158	5,248	3,566	11,972	1,006	559
Currency options						
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Other foreign-exchange contracts	—	—	—	—	—	—
Exchange-traded products	—	—	—	—	—	—
Total	**4,186**	**5,254**	**3,566**	**13,006**	**1,020**	**571**
Other transactions						
OTC products	545	5,123	286	5,954	566	269
Credit derivatives	545	5,123	286	5,954	566	269
Other contracts	—	—	—	—	—	—
Exchange-traded products	—	—	—	—	—	—
Total	**545**	**5,123**	**286**	**5,954**	**566**	**269**
Total derivative volume	***80,702***	***126,646***	***88,661***	***296,009***	***8,887***	***11,208***

Derivative volume in € million	31.12.2003					
	Nominal amount				Fair value	
	Remaining maturities					
	less than 1 year	1 to 5 years	more than 5 years	Total	positive	negative
Interest-based transactions						
OTC products	50,671	96,731	73,703	221,105	4,369	7,951
Forward rate agreements	200	—	—	200	—	—
Interest rate swaps	49,107	94,501	69,385	212,993	4,206	7,638
Interest rate options						
Call options	652	888	724	2,264	154	—
Put options	712	1,186	3,378	5,276	—	303
Other interest rate contracts	—	156	216	372	9	10
Exchange-traded products	—	—	—	—	—	—
Total	**50,671**	**96,731**	**73,703**	**221,105**	**4,369**	**7,951**
Foreign-currency-based transactions						
OTC products	3,664	4,519	3,916	12,099	627	567
Spot and forward currency transactions	542	8	—	550	7	4
Interest rate/currency swaps	3,122	4,511	3,916	11,549	620	563
Currency options						
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Other foreign-exchange contracts	—	—	—	—	—	—
Exchange-traded products	—	—	—	—	—	—
Total	**3,664**	**4,519**	**3,916**	**12,099**	**627**	**567**
Other transactions						
OTC products	—	3,681	4,415	8,096	—	—
Credit derivatives	—	3,681	4,415	8,096	—	—
Other contracts	—	—	—	—	—	—
Exchange-traded products	—	—	—	—	—	—
Total	—	**3,681**	**4,415**	**8,096**	—	—
Total derivative volume	**54,335**	**104,931**	**82,034**	**241,300**	**4,996**	**8,518**

Counterparties	31.12.2004 Fair value		31.12.2003 Fair value	
	positive	negative	positive	negative
OECD central governments (and central banks)	483	133	17	—
OECD banks	7,925	11,050	4,974	8,508
OECD financial institutions	461	18	—	—
Non-OECD central governments (and central banks)	—	—	—	—
Non-OECD banks	—	—	—	—
Non-OECD financial institutions	—	—	—	—
Other companies and private individuals	18	7	5	10
Total	*8,887*	*11,208*	*4,996*	*8,518*

Fair values appear as a total of positive and negative amounts per contract, from which no pledged security has been deducted and no netting agreements have been taken into consideration. By definition, no positive fair values exist for put options.

69 Assets assigned or pledged as security for own liabilities

Assets were pledged as security for the following liabilities:

Own liabilities in € million	31.12.2004	31.12.2003
Deposits from other banks	8,440	6,926
Other liabilities	789	521
Total	**9,229**	**7,447**

The following assets were pledged as security for the above-mentioned liabilities:

Assets pledged in € million	31.12.2004	31.12.2003
Placements with, and loans and advances to, other banks	1,322	533
Loans and advances to customers	438	529
Investments	7,469	6,385
Total	**9,229**	**7,447**

70 Fair values of financial instruments

The recognised fair values of financial instruments according to IAS 32 correspond to the amounts at which, in opinion of the Hypo Real Estate Group, an asset could be exchanged on the reference date for the financial statements between willing, independent expert business partners or at which a liability could be settled between such business partners.

The fair values were determined as at the reference date based on the market information available and using the company's own methods of calculation.

The fair values of certain financial instruments reported at nominal values are almost identical to their carrying amounts. These include, for example, the cash reserve and receivables and liabilities without a specific maturity or interest tie-up. For other receivables and liabilities, the future expected cash flows are discounted to the present value using current interest rates.

Quoted market prices are applied for market securities and derivatives as well as for quoted debt instruments. The fair value of other securities is determined as the present value of future expected cash flows.

The fair values of interest and currency interest swap agreements and also interest rate futures are determined on the basis of discounted future expected cash flows. The market interest rates applicable to the remaining maturity of the financial instruments are used for the purpose of this calculation.

The fair value of forward exchange transactions is determined on the basis of current forward rates. Options are valued using exchange rate quotations or recognised models for determining option prices.

The fair values of irrevocable loan commitments and contingent liabilities correspond to their carrying amounts.

For assets, the difference between fair values and carrying amounts is € 6,436 million and for liabilities € 4,176 million. The balance of these amounts is € 2,260 million. The development of this parameter over time depends on changes in market prices and the valuation parameters applied in calculating fair values, including in particular changes in interest rates as well as changes in balances and maturities of financial instruments.

in € million

	2004 Carrying amounts	2004 Fair value	2003 Carrying amounts	2003[1] Fair value
Assets				
Cash reserve	275	275	489	489
Assets held for trading purposes	1,513	1,513	—	—
Placements with, and loans and advances to, other banks	21,651	22,433	24,981	27,883
Loans and advances to customers	77,044	81,508	85,505	87,973
Investments	36,165	37,352	36,471	36,781
Other assets	7,479	7,479	5,029	5,029
Liabilities				
Deposits from other banks	18,552	18,694	19,351	19,648
Amounts owed to other depositors	8,824	9,399	7,844	8,249
Promissory notes and other liabilities evidenced by securities	99,173	102,458	110,153	112,681
Liabilities held for trading purposes	927	927	—	—
Other liabilities	11,654	11,654	8,786	8,786
Subordinated capital	2,297	2,468	2,476	2,518
Other items				
Contingent liabilities	4,578	4,578	9,005	9,005
Irrevocable loan commitments	3,165	3,165	2,571	2,571

[1] Fair values 2003 have been adjusted by consolidating entries

In order to evaluate the economic significance of this deducting item in the equity according to IAS 39.95a, the net hidden reserves [difference between carrying amounts and market value (fair value)] must be considered in the interest-bearing assets and liabilities as of 31 December 2004. On the reference date the revaluation reserve amounted to € – 1,437 million, including the cash flow hedge valuation result of € – 1,712 million. The net hidden reserves amount to € 2,260 million.

Financial Statements

OTHER NOTES

71 Significant concentrations of assets and liabilities

The group's assets and liabilities exhibit a balanced structure and do not contain any considerably areas of concentration.

Share of loan volume in %

	31.12.2004	31.12.2003
Public sector loans	39.8	40.4
Mortgage loans	53.7	45.7
Other loans and advances	1.9	6.0
Contingent liabilities	4.6	7.9
Total	**100.0**	**100.0**

Similarly, the balanced maturities structure of the liabilities does not reveal any considerably concentrations of risk.

Detailed information on the risks associated with the business of the Hypo Real Estate Group is contained in the risk report (see chapter "Financial review").

72 Key capital ratios (based on German Commercial Code)

According to the Recommendation on Equity issued by the Basel Committee for Banking Supervision in July 1988, the core capital ratio (core capital/risk weighted assets) may not fall below 4.0% and the equity capital ratio (equity/risk weighted assets) may not be less than 8.0%. At the same time, the equity funds ratio calculated on the basis of the relationship between equity funds and total risk weighted assets plus 12.5 times the weighting amount for items subject to market price risk (including options transactions) must be at least 8.0%.

Equity funds consist of core capital and supplementary capital (equity) plus tier III capital and are as follows, according to approved annual financial statements as of 31 December 2004:

Equity funds[1] in € million

	31.12.2004	31.12.2003
Core capital	4,210	4,122
Supplementary capital	1,913	2,126
Equity capital	6,123	6,248
Tier III capital	—	—
Total	**6,123**	**6,248**

[1] Consolidated pursuant to section 10a German Banking Act (KWG)

The risk weighted assets and market risk positions were as follows:

Risk-weighted assets in € billion

	31.12.2004	31.12.2003
On-balance-sheet assets	45.7	47.1
Off-balance-sheet assets	5.2	6.9
Counterparty risks in the trading book	0.1	—
Total	**51.0**	**54.0**

Market risk positions in € million

	31.12.2004	31.12.2003
Currency risks	37	8
Interest rate risks	57	—
Risks from shares	19	—
Total	**113**	**8**

Calculated in accordance with the Basel Recommendation on Equity, the following ratios applied as of 31 December 2004 (based on approved annual financial statements):

Key capital ratios in %

	31.12.2004	31.12.2003
Core capital ratio	8.3	7.6
Equity capital ratio	12.0	11.6
Equity funds ratio (overall indicator)	11.7	11.5

According to sections 10 and 10a of the German Banking Act [KWG] equity funds amount to € 6,123 million. The liable equity, which comprises core capital and supplementary capital less the deductible item, also amounts to € 6,123 million. Supplementary capital does not include any unrealised reserves pursuant to section 10 (2b) sentence 1 nos. 6 and 7 of the German Banking Act [Kreditwesengesetz (KWG)].

73 Contingent liabilities and other commitments

in € million

	2004	2003
Contingent liabilities[1]	**4,578**	**9,005**
From guarantees and indemnity agreements	4,578	9,005
Loan guarantees	116	—
Performance guarantees and indemnities	3,927	9,005
Documentary credits	535	-
Other commitments	**3,208**	**2,597**
Irrevocable loan commitments	3,165	2,571
Book credits	152	36
Guarantees	199	-
Mortgage and public sector loans	2,814	2,535
Other commitments	43	26
Total	**7,786**	**11,602**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

The contingent liabilities from performance guarantees and indemnities include guarantee obligations of Hypo Real Estate Bank International vis-à-vis HVB AG; these were issued as part of the synthetic transfer of the "Western Europe" real estate finance portfolio. The other contingent liabilities and other liabilities do not contain any individual items of significant importance.

Hypo Real Estate Holding AG has issued the loss indemnity declaration for the deposit protection fund established by the Bundesverband deutscher Banken e.V. Berlin as prescribed by the applicable Articles of Association.

Financial Statements

74 Auditors' fees

in € thousand	31.12.2004	31.12.2003
Audits	2,387	2,079
Other affirmation and assessment	409	348
Tax consultancy	132	—
Other services	402	35
Total	**3,330**	**2,462**

75 Relationships with related parties

Remuneration paid to members of the Management Board of Hypo Real Estate Holding AG and its directly owned subsidiaries

in € thousand	Total fixed remuneration[1]	Profit-related components[2]	Total	Total
	2004	2004	2004	2003
Total	**5,786**	**6,703**	**12,489**	**11,304**

[1] Includes, within limits, general expenses for fringe benefits, which underly taxation and abroad also social security
[2] Profit-related remuneration for the year 2004 but only paid in 2005

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's executive bodies

in € thousand	Basic salary	Total fixed remuneration[1]	Profit-related components[1]	Total	Total
	2004	2004	2004	2004	2003
To members of the Management Board of Hypo Real Estate Holding AG	2,365	3,158	4,060	7,218	5,555
Georg Funke, chairman	750	1,051	1,500	2,551	2,100
Johann Berger (until 8 December 2004)	400	474	600	1,074	750
Dr. Paul Eisele	380	427	700	1,127	870
Dr. Markus Fell	415	603	630	1,233	850
Frank Lamby	420	603	630	1,233	985
To members of the Supervisory Board of Hypo RealEstate Holding AG for Supervisory Board activities				419	244

[1] Includes, within limits, general expenses for fringe benefits, which underly taxation and abroad also social security
[2] Profit-related remuneration for the year 2004 but only paid in 2005

Rent guarantees were issued for two members of the Management Board. A loan of € 1.2 million has been extended to one member of the Management Board.
In 2004, the members of the Supervisory Board did not receive any remuneration for personal services. On the reference date for the financial statements, there were no receivables or contingent liabilities in respect of members of the Supervisory Board of Hypo Real Estate Holding AG.

In 2004, no shares and share derivatives of Hypo Real Estate Holding AG have been purchased or sold by members of the supervisory and Management Boards of Hypo Real Estate Holding AG in accordance with the disclosure obligation pursuant to section 15a of the Securities Trading Act [Wertpapier Handelsgesetz (WpHG)] (directors' dealings).

On 31 December 2004, the members of the supervisory and Management Boards together held less than 1% of the total shares issued by Hypo Real Estate Holding AG.

76 Employees

Average number of employees

	2004	2003
Employees (excluding trainees)	1,403	1,515
Full-time employees	1,270	1,339
Part-time employees	133	176
Apprentices	13	28
Total	**1,416**	**1,543**

77 Summary of quarterly financial data

Hypo Real Estate Group

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
Operating performance (in € million)				
Operating revenues	191	208	202	187
Provisions for losses on loans and advances	71	75	75	55
General administrative expenses	72	77	80	86
Net income from investments	11	4	– 1	33
Balance of other income/expenses	– 4	– 1	– 5	– 13
Net income/loss before taxes	55	59	41	66
Net income/loss[1]	41	43	36	48
Key indicators				
Total volume of lending (in € billion)	107.4	105.5	106.2	99.1
Risk assets compliant with BIS rules (in € billion)	51.9	51.8	52.5	51.0
Core capital ratio compliant with BIS rules (in %)	7.9	7.9	7.8	8.3
Emlpoyees	1,449	1,463	1,417	1,311

[1] Excluding deferred taxes on capitalised losses carried forward

Hypo Real Estate International

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
Operating performance (in € million)				
Operating revenues	83	93	99	87
Provisions for losses on loans and advances	11	16	15	– 9
General administrative expenses	26	32	38	40
Net income from investments	—	3	– 2	2
Balance of other income/expenses	—	—	—	– 1
Net income/loss before taxes	46	48	44	57
Net income/loss[1]	33	39	34	42
Key indicators				
Total volume of lending (in € billion)	15.9	15.9	18.2	17.8
Risk assets compliant with BIS rules (in € billion)	14.1	15.1	16.8	17.3
Core capital ratio compliant with BIS rules (in %)	10.3	9.6	8.7	9.2
Emlpoyees	417	464	502	504

[1] Excluding deferred taxes on capitalised losses carried forward

Württembergische Hypothekenbank

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
Operating performance (in € million)				
Operating revenues	22	27	30	23
Provisions for losses on loans and advances	5	4	5	9
General administrative expenses	8	7	9	9
Net income from investments	7	—	– 2	9
Balance of other income/expenses	—	—	—	—
Net income/loss before taxes	16	16	14	14
Net income/loss	16	16	14	13
Key indicators				
Total volume of lending (in € billion)	19.1	19.0	19.5	20.5
Risk assets compliant with BIS rules (in € billion)	8.8	9.2	9.4	10.1
Core capital ratio compliant with BIS rules (in %)	7.4	7.0	7.5	7.1
Emlpoyees	174	174	173	171

Hypo Real Estate Germany

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
Operating performance (in € million)				
Operating revenues	87	88	75	77
Provisions for losses on loans and advances	55	55	55	55
General administrative expenses	33	34	28	31
Net income from investments	4	2	3	22
Balance of other income/expenses	– 4	– 1	– 5	– 11
Net income/loss before taxes	– 1	—	– 10	2
Net income/loss[1]	– 1	– 6	–3	—
Key indicators				
Total volume of lending (in € billion)	73.5	71.5	69.2	62.2
Risk assets compliant with BIS rules (in € billion)	29.3	27.8	26.9	24.2
Core capital ratio compliant with BIS rules (in %)	7.2	7.6	7.7	8.4
Emlpoyees	814	784	698	592

[1] Excluding deferred taxes on capitalised losses carried forward

Financial Statements

78 Summary of annual financial data

Hypo Real Estate Group in Mio. €

	2004	2003	2002[1]	2001[1]
Income/expenses				
Net interest income	683	674	670	733
Provisions for losses on loans and advances	276	252	505	282
Net interest income after provisions losses on loans and advances	**407**	**422**	**165**	**451**
Net commission income	94	45	11	17
Net trading income	11	—	—	– 1
General administrative expenses	315	260	235	227
Balance of other operating income/expenses	—	19	17	52
Operating profit/loss	**197**	**226**	**– 42**	**292**
Net income from investments	47	– 1	62	66
Balance of other income/expenses	– 23	– 69	– 4	– 13
Net income/loss before taxes	**221**	**156**	**16**	**345**
Taxes on income	53[2]	40	27	103
Net income/loss	**168**	**116**	**– 11**	**242**

[1] The financial data as of 31 December 2002 and also the comparative figures for the financial year ending 31 December 2001 are based on the segment data for HVB AG's "Hypo Group" segment contained in the consolidated financial statements of HVB AG for the financial year 2002 (including the comparative figures for the financial year 2001); they have been enhanced in terms of depth of detail and the figures for FGH Bank have been excluded.

[2] Excluding deferred taxes on capitalised losses carried forward

79 Members of the Supervisory Board and of the Management Board

Supervisory Board
Kurt F. Viermetz, Chairman
Prof. Dr. Klaus Pohle, Vice-Chairman
Dr. Ferdinand Graf von Ballestrem
Antoine Jeancourt-Galignani
Dr. Pieter Korteweg
Robert H. Mundheim

Committee for Nomination and Board procedures
Kurt F. Viermetz, Chairman
Dr. Pieter Korteweg
Prof. Dr. Klaus Pohle

Audit Committee
Prof. Dr. Klaus Pohle, Chairman
Dr. Ferdinand Graf von Ballestrem
Antoine Jeancourt-Galignani

Management Board
Georg Funke, CEO
Johann Berger (until 8 December 2004)
Dr. Paul Eisele
Dr. Markus Fell
Frank Lamby

Munich, 9 March 2005

Hypo Real Estate Holding Aktiengesellschaft

The Management Board
Funke Eisele Fell Lamby

Holdings of Hypo Real Estate Holding AG[1]

Name and registered office	Interest: total Sect. 16 (4) Stock Corporation Act	Interest: of which held indirectly	Currency	Total assets in thousands	Equity in thousands	Net income/ loss in thousands	Alternative financial year
1. Subsidiaries							
1.1. Consolidated subsidiaries							
1.1.1. Banks and financial institutions							
1.1.1.1. Domestic banks and financial institutions							
Hypo Real Estate Bank AG, Munich	100.00 %		EUR	85,373,503	2,049,527	1	
Württembergische Hypothekenbank AG, Stuttgart	97.49 %		EUR	32,320,450	654,503	0	
1.1.1.2. Foreign banks and financial institutions							
HI Asset Management, Inc., New York	100.00 %	100.00 %	USD	3,676	3,674	3	
HI Capital Markets, Inc., New York	100.00 %	100.00 %	USD	3,676	3,673	3	
Hypo Pfandbrief Bank International S.A., Luxembourg	99.99 %	99.99 %	EUR	7,111,356	94,822	5.903	
Hypo Real Estate Bank International puc, Dublin	99.99 %		EUR	16,179,543	1,338,398	71.019	
Hypo Real Estate Capital France S.A., Paris (sub-group)	99.99 %	99.99 %	EUR	190,112	44,546	7.907	
1.1.2. Other consolidated subsidiaries							
HVB Real Estate Transactions S.A.S., Paris	100.00 %	100.00 %	EUR	94,773	40	0	
Hypo Property Investment (1992) Ltd., London	100.00 %	50.00 %	GBP	179	0	0	
Hypo Property Investment Ltd., London	100.00 %	100.00 %	GBP	283	283	– 172	
Hypo Property Participation Ltd., London	100.00 %	100.00 %	GBP	53	53	– 24	
Hypo Property Services Ltd., London	100.00 %	100.00 %	GBP	102	101	– 6	
Hypo Real Estate Capital Corp., New York (sub-group)	100.00 %	100.00 %	USD	2,246,603	174,529	23,855	
Hypo Real Estate Capital Iberia S.A., Madrid	100.00 %	100.00 %	EUR	8,499	9,883	1,667	
Hypo Real Estate Capital Italia S.A., Milan	100.00 %	100.00 %	EUR	11,581	6,597	1,795	
Hypo Real Estate Capital Japan Corp., Tokyo	100.00 %	100.00 %	JPY	640,610	21,626	150	
Hypo Real Estate Capital Ltd., London (sub-group)	100.00 %	100.00 %	EUR	115,150	67,273	26,218	
Hypo Real Estate Investment Banking Ltd., London	100.00 %	100.00 %	GBP	352	352	– 148	
Isar East 60th Street LLC, New York	100.00 %	100.00 %	USD	6,639	0	0	
Isar Gotham West 38th Street LLC, New York	100.00 %	100.00 %	USD	6,540	1	0	
Isar RP Member LLC, New York	100.00 %	100.00 %	USD	0	1	0	
Isar Two Columbus LLC, New York	100.00 %	100.00 %	USD	806	0	– 7	
Liffey 451 LLC, New York	100.00 %	100.00 %	USD	39,010	856	731	
The Greater Manchester Property Enterprise Fund Ltd., London	100.00 %	100.00 %	GBP	13	13	2	
Zamara Investments Ltd., Gibraltar	100.00 %	100.00 %	GBP	9,457	9,455	403	

Compliant with section 313 (2) of the German Commercial Code (HGB)

Name and registered office	Interest: total Sect. 16 (4) Stock Corporation Act	Interest: of which held indirectly	Currency	Total assets in thousands	Equity in thousands	Net income/ loss in thousands	Alternative financial year
1.2. Non-consolidated subsidiaries							
Frappant Altona GmbH, Munich	94.00%	94.00%	EUR	12,945	25	[2]	
FUNDUS Gesellschaft für Grundbesitz und Beteiligungen mbH, Munich	94.00%	94.00%	EUR	5,249	904	[1]	
GfA-Gesellschaft für Anwendungssoftware mbH, Stuttgart	66.66%	66.66%	EUR	6,483	1,041	213	1.1.–31.12.2003
GfI-Gesellschaft für Immoblilienentwicklung und -verwaltung mbH, Stuttgart	100.00%	100.00%	EUR	306	203	53	1.1.–31.12.2003
GfR-Gesellschaft für Rechenzentrumsleistungen mbH, Stuttgart	100.00%	100.00%	EUR	431	2,169	1,013	1.1.–31.12.2003
GGV Gesellschaft für Grundbesitzverwaltung und Immobilien-Management mbH, Munich	93.95%	93.95%	EUR	4,755	2,072	[1]	
Hypo Dublin Properties Limited, Dublin	100.00%	100.00%	EUR	216	– 170	– 170	1.1.–31.12.2003
IMMO Immobilien Management Beteiligungsgesellschaft mbH, Munich	100.00%	100.00%	EUR	33	31	3	
IMMO Immobilien Management GmbH & Co. KG, Munich	94.00%	94.00%	EUR	118,680	– 240	– 26,648	
IMMO Invest Gewerbe GmbH, Munich	100.00%	100.00%	EUR	27	26	[1]	
IMMO Invest Real Estate GmbH, Munich	100.00%	100.00%	EUR	29	28	[1]	
IMMO Invest Wohnwirtschaft GmbH, Munich	100.00%	100.00%	EUR	24	23	[1]	
IMMO Trading GmbH, Munich	100.00%	100.00%	EUR	1,305	525	[1]	
Immovation GmbH i.L., Dortmund	100.00%	100.00%	EUR	4	3	– 7	1.1.–31.12.2003
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich	94.00%	94.00%	EUR	6,273	78	[1]	
PBI-Beteiligungs-GmbH i.L., Munich	100.00%	100.00%	EUR	60,720	60,464	9,433	1.1.–31.12.2003
Ragnarök Vermögensverwaltung AG & Co. KG, Munich	94.00%	94.00%	EUR	87,818	– 9,652	– 9,746	
WestHyp Finance B.V., Amsterdam	100.00%	100.00%	EUR	713	681	– 65	1.1.–31.12.2003
WestHyp Immobilien Holding GmbH, Dortmund	100.00%	100.00%	EUR	1,694	625	49	1.1.–31.12.2003
WH-Erste Grundstücks Verwaltungs GmbH, Waltersdorf	100.00%	100.00%	EUR	3,426	100	63	1.1.–31.12.2003
WH-Erste Grundstücks GmbH & Co. KG, Waltersdorf	94.00%	94.00%	EUR	194,431	130,072	3,304	
WH-Zweite Grundstücks Verwaltungs GmbH, Waltersdorf	100.00%	100.00%	EUR	25	24	– 1	1.1.–31.12.2003
WH-Zweite Grundstücks GmbH & Co. KG, Waltersdorf	100.00%	100.00%	EUR	70,035	70,000	– 38	1.1.–31.12.2003
WHI Württembergische Hypothekenbank Immobilienbewertungs- und Beratungsgesellschaft mbH,Stuttgart	100.00%	100.00%	EUR	328	202	55	1.1.–31.12.2003
Wohn- und Grundbesitz Stendal GmbH, Stendal	100.00%	100.00%	EUR	13,872	40	9	1.1.–31.12.2003

[1] Profit/loss-transfer to partners due to profit-and-loss-transfer agreement

[2] Profit/loss-transfer to Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich due to profit-and-loss-transfer agreement

Name and registered office	Interest		Currency	Total assets in thousands	Equity in thousands	Net income/ loss in thousands	Alternative financial year
	total Sect. 16 (4) Stock Corporation Act	of which held indirectly					
2. Other investments							
2.1. Banks and other financial institutions							
Stuttgarter Volksbank AG, Stuttgart	0.18%	0.18%	EUR	1,687,405	115,619	2,437	1.1.–31.12.2003
2.2. Other companies							
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00%	32.00%	EUR	608	0	22	1.1.–31.12.2003
Ägir Vermögensverwaltung GmbH & Co. KG, Munich	0.01%	0.01%	EUR	27,000	25,109	– 18,779	1.1.–31.12.2003
Airport Bureau Verwaltungs GmbH, Berlin	32.00%	32.00%	EUR	206	151	169	1.1.–31.12.2003
Amorfos Grundstücksgesellschaft mbH & Co. KG, Berlin	2.50%	2.50%	EUR	34,717	– 12,358	983	1.1.–31.12.2003
Bayerische Landessiedlung GmbH, Munich	2.94%	2.94%	EUR	266,804	55,953	– 989	1.1.–31.12.2003
BNL Beteiligungsgesellschaft Neue Länder GmbH & Co. KG, Berlin	0.10%	0.10%	EUR	68,333	64,843	1,889	1.1.–31.12.2003
Burleigh Court (Barnsley) Management Limited, London	20.00%	20.00%	GBP	19	30	0	
Deutsche Börse AG, Frankfurt	0.01%	0.01%	EUR	2,724,400	1,989,100	267,500	1.1.–31.12.2003
Deutsches Theater Grund- und Hausbesitz GmbH, Munich	3.30%	3.30%	EUR	12,336	2,556	770	1.1.–31.12.2003
GWG Gemeinnützige Wohnstätten- und Siedlungsgesellschaften mbH, Munich	> 0%	> 0%	EUR	872,174	168,237	835	1.1.–31.12.2003
Illit Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	5.00%	5.00%	EUR	72,619	– 11,841	– 2,245	1.1.–31.12.2003
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Grünwald	10.00%	10.00%	EUR	112,594	– 45,833	– 2,689	1.1.–31.12.2003
Kaufhof plus Grundstücksvermietungs-gesellschaft mbH & Co. Objekt Bahnhof Berlin KG, Düsseldorf	5.02%	5.02%	EUR	45,408	– 9,838	1,295	1.1.–31.12.2003
Kaufhof plus Grundstücksvermietungs-gesellschaft mbH & Co. Objekt Berlin Prerower Platz KG, Düsseldorf	5.15%	5.15%	EUR	15,878	– 3,190	901	1.1.–31.12.2003
KOROS Grundstücks-Verwaltungs GmbH & Co. KG, Grünwald	2.50%	2.50%	EUR	22,845	0	98	1.1.–31.12.2003
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen GmbH, Düsseldorf	> 0%	> 0%	EUR	1,426,908	218,461	15,677	1.1.–31.12.2003
LHI Immobilienfonds Verwaltungs GmbH & Co. Objekt Hettstedt KG, Munich	5.09%	5.09%	EUR	13,823	– 3,484	590	1.1.–31.12.2003
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50.00%	50.00%	EUR	26	26	0	1.1.–31.12.2003
SANO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG, Düsseldorf	33.33%	33.33%	EUR	16,612	– 3,099	– 477	1.1.–31.12.2003
SOMA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG, Düsseldorf	33.33%	33.33%	EUR	34,065	– 4,802	– 677	1.1.–31.12.2003
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50.00%	50.00%	EUR	32,080	30,183	– 181	1.1.–31.12.2003
Vierte Airport Bureau Center KG, Areal Bau- Investitionen GmbH & Co., Berlin	32.00%	32.00%	EUR	13,892	898	39	1.1.–31.12.2003
WILMA Bouwfonds Bauprojekte GmbH & Co. „An den Teichen" KG, Ratingen	5.00%	5.00%	EUR	452	181	3	1.1.–31.12.2003
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, Munich	33.00%	33.00%	EUR	12,861	– 3,191	– 212	1.1.–31.12.2003

Auditor's Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by the Hypo Real Estate Holding AG, Munich for the business year from January 1, 2004 to December 31, 2004. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Hypo Real Estate Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1, 2004 to December 31, 2004 has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1, 2004 to December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, March 10, 2005

KPMG Deutsch Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Paskert	Techet
Wirtschaftsprüfer	Wirtschaftsprüfer



Construction Loan

With a construction loan, the bank prefinances the funds required for constructing and fitting out a building project, generally up to the point at which the property is completed. The loan is repaid when the finished property is





Condominium Building Washington D.C., USA

eventually sold to an investor - or in the case of a residential building when the property, refinanced by an investment loan is sold to the buyers of the individual apartments.

CF 910, a high-quality **residential building** in the neighbourhood of the east end of **Washington D.C.** offers 185 two- to four-room apartments with a total living area of approx. 18,000 sqm as well as 207 parking spaces. There are also communal facilities such as a fitness room, communal room and roof terrace. Construction work started in November 2004, and the building is expected to be completed in July 2006.

Hypo Real Estate Capital Corporation in New York, a wholly-owned subsidiary of Hypo Real Estate Bank International, has provided a construction loan equivalent to **USD 48.8 million** to CF 910 M, L. P., a joint venture between the Carlyle Group and Faison Enterprises.

Boards

Mandates of the Management Board

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Georg Funke Chairman	Württembergische Hypothekenbank AG*, Stuttgart (Chairman of the Supervisory Board) Hypo Real Estate Bank AG*, Munich (Chairman of the Supervisory Board)	
Johann Berger until 08.12.2004		
Dr. Paul Eisele	Hypo Real Estate Bank AG*, Munich	Hypo Pfandbrief Bank International S.A.*, Luxemburg (Member of the Administrative Board) since 23.07.2004
Dr. Markus Fell	Hypo Real Estate Bank AG*, Munich Württembergische Hypothekenbank AG*, Stuttgart	Hypo Real Estate Capital France S.A.*, Paris/France (Membre du Conseil de Surveillance) Hypo Real Estate Capital Ltd.*, London/UK (Non-executive Member of the Board) Hypo Real Estate Capital Corp.*, New York/USA (Non-executive Member of the Board) Hypo Pfandbrief Bank International S.A.*, Luxemburg (Member of the Administrative Board)

* Group mandate

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Frank Lamby	Hypo Real Estate Bank AG* (Vice-Chairman of the Supervisory Board) until 31.12.2004	Hypo Real Estate Capital France S.A.*, Paris/France (Vice-Président du Conseil de Surveillance)
	Württembergische Hypothekenbank AG* (First Vice-Chairman of the Supervisory Board) until 31.12.2004	Hypo Real Estate Capital Ltd.*, London/UK (Non-executive Member of the Board)
		Hypo Real Estate Capital Corp.*, New York/USA (Non-executive Member of the Board) until 31.12.2004
		Hypo Real Estate Capital Iberia S.L.*, Madrid/Spain (Miembro del Consejo de Administración)
		Hypo Real Estate Capital Japan Corporation, Tokyo/Japan (Non-executive Member of the Board) from 19.02.2004 until 31.12.2004

* Group mandate

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Kurt F. Viermetz Chairman	ERGO Versicherungs-AG, Düsseldorf (Member of the Supervisory Board) E.ON Ruhrgas AG, Essen (Member of the Supervisory Board)	Grosvenor Estate Holdings Ltd., London/UK (Non-executive Member of the Board) until June 2004 Hypo Real Estate Bank International puc*, Dublin/Ireland (Chairman of the Board)
Prof. Dr. Klaus Pohle Vice Chairman since 04.06.2004	LION Bioscience AG (Vice-Chairman of the Board) until 10/2004 DWS Investment GmbH, Frankfurt/Main (Member of the Supervisory Board)	Coty Inc., New York/USA (Non-executive Member of the Board) Sanofi-Aventis S.A., Paris/France (Administrateur) since 08/2004
Dr. Ferdinand Graf von Ballestrem	SHW GmbH, Aalen, Wasseralfingen (Chairman of the Supervisory Board) Renk AG, Augsburg (Vice-Chairman of the Supervisory Board) MAN Technologie AG, Augsburg (Vice-Chairman of the Supervisory Board) MAN Roland Druckmaschinen AG, Augsburg/Offenbach (Member of the Supervisory Board) Bayerische Versicherungsbank AG, Unterföhring (Member of the Supervisory Board)	MAN Capital Corporation, New York/USA (Chairman of the Board) MAN Financial Services plc., Swindon/UK (Chairman of the Board)

* Group mandate

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Antoine Jeancourt-Galignani since 04.06.2004		Groupe Gecina S.A., Paris/France (Chairman of the Board)
		Euro Disney S.C.A., Marne-La-Vallée/France (Chairman of the Board)
		Société Générale S.A., Paris/France (Director)
		Assurance Générale de France S.A. (AGF), Paris/France (Director)
		Kaufman & Broad S.A., Paris/France (Director)
		Total S.A., Paris/France (Director)
		Société Nationale d'Assurances Group s.a.l (SNA), Beirut/Lebanon (Chairman of the Board)
		Jetix Europe N.V., Hilversum/Netherlands (Member of the Board)
		Oddo & Cie. S.C.A. (Member of the Supervisory Board)

* Group mandate

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Dr. Pieter Korteweg since 04.06.2004		DaimlerChrysler Nederland BV (Chairman of the Board) until 15.10.04 DaimlerChrysler Nederland BV (Non-executive Member of the Board) since 15.10.04 Dutch Central Bureau of Statistics (CBS) (Chairman of the Supervisory Board) Cerberus Global Investment Advisors LLC, Baarn/Netherlands (Senior Advisor) SSA Global Technologies Inc., Chicago/USA (Non-executive Member of the Board) since May 2004 Aozora Bank Ltd., Tokyo/Japan (Non-executive Member of the Board) since June 2004 Development Fund Netherlands Antilles (SONA) (Member of the Board)

* Group mandate

Name	Positions held on other statutory Supervisory Boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and in other countries
Robert Mundheim since 04.06.2004		Shearman & Sterling LLP, New York/USA (Of Counsel) Arnhold and S. Bleichroeder Holdings Inc., (Director) eCollege.com, Inc., (Member of the Board) National Association of Securities Dealers Automated Quotations (NASDAQ) Legal & Compliance Advisory Board (Chairman) National Association of Securities Dealers (NASDAQ) Legal Advisory Board (Chairman)
Dr. Götz Wricke until 04.06.2004		Hamburg-Mannheimer Consulting N.V., Brussels/Belgium (Chairman of the Administrative Board) Hamburg-Mannheimer N.V., Brussels/Belgium (Chairman of the Administrative Board) Lion Belge S.A., Brussels/Belgium (Chairman of the Board) Union Versicherungs AG, Vienna/Austria (Vice-Chairman of the Supervisory Board)

* Group mandate



Georg Funke

Date/Place of birth: 29 April 1955/Gelsenkirchen

Professional career:

1972	Joins Westdeutsche Wohnhäuser AG, Essen, various positions
1984	Bayerische Hypotheken- und Wechsel-Bank AG
1989 – 1998	London Branch, Co-head
1998	Following the merger to form HypoVereinsbank AG, head of the Great Britain segment in the Real Estate Financing and Real Estate Customers business unit
since 01/2000	Head of International Real Estate (Munich)
since 09/2001	
additionally:	HVB Real Estate Bank AG, Member of the Management Board
01/2003 – 09/2003	Chairman of the Management Board of HVB Real Estate Bank AG
since 07/2003	Hypo Real Estate Holding AG, Chairman of the Management Board
since 10/2003	Hypo Real Estate Bank International, Dublin, CEO



Dr. Paul Eisele

Date/Place of birth: 19 December 1946/Ottenbach, district of Göppingen

Professional career:

1976 – 1977	Stuttgarter Volksbank e.G.
since 1977	Württembergische Hypothekenbank AG, various positions
since 10/1993	Member of the Management Board
since 05/2001	Spokesman of the Management Board
since 07/2003	Hypo Real Estate Holding AG, Member of the Management Board



Dr. Markus Fell

Date lace of birth: 02 October 9 4 nchengladbach

Professional career:

1989	Bayerische Vereinsbank AG unich
1989 – 1992	Credit department
1992 – 1995	BV Beteiligungsgesellschaft mbH, unich, project manager
1995 – 1997	Assistant to the Spokesman of the anagement Board
1997 – 1998	Head of Strategic Controlling
1998 – 2003	Following the merger to form HypoVereinsbank AG, Head of Corporate Development
since 07/2003	Hypo Real Estate Holding AG, ember of the anagement Board CFO
since 04/2004	Hypo Real Estate Bank International, Dublin, ember of the anagement Board CFO COO



Frank Lamby

Date lace of birth: 23 August 9 7 Bonn

Professional career:

1986	Bayerische Vereinsbank AG, unich, various positions
1995 – 1998	Regional director for corporate client activities in Saxony, Thuringia and Saxony-Anhalt
1998 – 2000	Following the merger to form HypoVereinsbank AG head of the central credit department Real Estate Customers Germany and abroad
09/2001 – 09/2003	HVB Real Estate Bank AG, ember of the anagement Board
01/2002 – 09/2003	ember of the Divisional Board in the Real Estate Risk- anagement segment of HVB
since 07/2003	Hypo Real Estate Holding AG, ember of the anagement Board CRO
10/ 2003 – 12/2004	Hypo Real Estate Bank International, ember of the anagement Boȧrd CRO
since 01/2005	Spokesman of the anagement Board of Hypo Real Estate Bank AG, unich

Boards



Kurt F. Viermetz
Chairman of the Supervisory Board of Hypo Real Estate Holding AG

Date/Place of birth: 27 April, 1939/Augsburg

Professional career:

1960 – 1965	Deutsche Bank AG, Frankfurt, currency and stock trader
from **1965**	J.P. Morgan, Frankfurt
1970	J.P. Morgan, Paris, Vice-President
1975 – 1977	Saudi International Bank, London, UK, General Manager
1977 – 1980	J.P. Morgan, New York, Vice-President, responsible for Foreign Exchange and Euro Treasury worldwide
1980 – 1985	J.P. Morgan, Frankfurt, Senior Vice President, responsible for German and continental European business
1985	J.P. Morgan & Co. Inc., New York, Treasurer, responsible for worldwide activities in foreign exchange, swap, commodity and security trading as well as interest rate risk management and the investment portfolio of the group
1990	J.P. Morgan & Co. Inc., New York, appointed as Vice-Chairman of the Management Board and Supervisory Board Committee
1998 – 2000	J.P. Morgan & Co. Inc., New York, Director of the Board

Selected former Supervisory Board mandates:

1990 – 1998	HOECHST AG, Frankfurt, (Member of the Supervisory Board)
1993 – 2003	VEBA AG and E.ON AG respectively, Düsseldorf, (Member of the Supervisory Board)
1999 – 2003	Bayerische Hypo- und Vereinsbank AG, Munich (Chairman of the Supervisory Board, until 31.12.2002) (Vice-Chairman of the Supervisory Board until 31.12.2003)

Prof. Dr. Klaus Pohle
Vice-Chairman of the Supervisory Board of Hypo Real Estate Holding AG



Date lace of birth: 03 ovember 937 otsdam

Professional career:

1966	BASF AG
1967	BASF Colours Chemicals, ew ork, Treasurer and Controller
1968 – 1975	BASF Espanola S.A. in Barcelona and BASF Brasileira S.A. in Sao aulo, Director
1975 – 1981	BASF AG, Head of the Finance Division
1981	Schering AG, Deputy ember of the anagement Board and CFO
1989 – 2003	Deputy Chairman of the anagement Board and CFO
1986	Appointed as professor for Accounting and Auditing in the Faculty of Economics at the Technische Universit t Berlin

Further selected mandates:

since April 2003	resident of the German Standardi ation Council Deutscher Standardisierungsrat - DSR

Dr. Ferdinand Graf von Ballestrem



Date lace of birth: 2 August 943 Breslau

Professional career:

1973	Joins the A group at that time: GHH group , where he subsequently worked in various positions
1988 – 1995	Ferrostaal AG, Essen, CFO
since 01/1996	A AG, unich, ember of the anagement Board Finance



Antoine Jeancourt-Galignani

Date/Place of birth: 12 January 1937/Paris

Professional career:

1968 – 1970	French Ministry of Finance, Assistant Secretary in the office of the Ministers of Finance, Ortoli and Giscard d'Estaing
1971	Ministry of Finance, Treasury Department, Assistant Secretary
1972	Chase Manhattan Bank, New York
1973 – 1979	Crédit Agricole, Senior Vice-President, subsequently Executive Vice-President in charge of corporate and international banking
1979 – 1994	Banque Indosuez, President and CEO; from 1988 Chairman and CEO
1994 – 2001	AGF, Chairman and CEO



Dr. Pieter Korteweg

Date/Place of birth: 28 December 1941/Klundert (NL)

Professional career:

1971 – 1981	Erasmus University/Rotterdam, professor for Monetary Economics
1981 – 1998	Extraordinary professor for Economics
1973 – 1974	Carnegie Mellon University in Pittsburgh, USA, visiting professor
1981 – 1986	Netherlands Ministry of Finance (Treasurer-General);
additionally:	▫ Member of the presidium of the Central Economic Commission ▫ Alternate Governor at the International Monetary Fund ▫ Vice-Chairman of the Monetary Commission of the European Communities ▫ Deputy of the Group of 10
1981 – 1998	Netherlands Economic Institute, Governor

1989 – 1998	Amsterdam Stock Exchange Association, Member of the Government Board
1992 – 1998	National Westminster Bank Plc., *Member of the International Advisory Board*
1987 – 2002	Robeco Group, Rotterdam, President and CEO of the Group Executive Committee
since 2002	Anthos Consult BV/Amsterdam; Cerberus Global Investment Advisors LLC/New York, senior advisor

Selected former Supervisory Board mandates:

1981 – 1986	Nederlandse Middenstandsbank N.V. (today ING Bank), Amsterdam, (Non-executive Member of the Board)
1991 – 1997	Rabobank, Utrecht, (Non-executive Member of the Board)
1991 – 1998	Investeringsbank N.V., The Hague (Non-executive Member of the Board)
2002 – April 2004	Pensions and insurance supervisory authority of the Netherlands (PVK), Apeldoorn, (Chairman of the Board) De Nederlandsche Bank (DNB), Amsterdam (Vice-Chairman of the Board)

Robert H. Mundheim



Date/Place of birth: 24 February 1933/Hamburg

Professional career:

1958 – 1961	Shearman & Sterling LLP, New York
1962 – 1963	Securities & Exchange Commission, Washington D.C., Special Counsel
1977 – 1980	U.S. Treasury Department in Washington, D.C., General Counsel
1990 – 1992	Fried, Frank, Harris, Shriver & Jacobson, New York, Co-Chairman
1992 – 1997	Salomon Brothers Inc., Member of the Management Board
1992 – 1997	Salomon Inc., Executive Vice-President and General Counsel
1997 – 1998	Salomon Smith Barney Holdings Inc., Senior Executive Vice-President and General Counsel

Advanced approach

Under the advanced approach method, a bank with a sufficiently developed internal capital allocation procedure (strict criteria in terms of method-ology and disclosure) is permitted to use its internal assessments regarding the credit standing of a debtor when assessing the lending risk within its portfolio. There are specialised analysis procedures for different types of loan commitments - e.g. loans to companies and retail customers – that exhibit different loss characteristics.

Asset/liability management

Measures by a bank to control the balance-sheet structure and to limit the risks resulting from differences in time periods and insufficient liquidity.

Assets book

Risk-carrying positions that are not allocated to the trading book.

Available-for-sale assets

Financial assets that are available for the company to sell and that do not relate to loans, financial instruments held for trading or held-to-maturity financial instruments. Available-for-sale financial instruments include in particular fixed-income securities that cannot or should not be held to maturity and also equity instruments with no final maturity.

Basel II

The term „Basel II" stands for a new capital adequacy framework, which will be presented by the Basel Committee on Banking Supervision in summer 2004. The committee meets on a regular basis at the bank for International Settlements (BIS) and is formed by representatives of the central banks and banking supervisors of the major developed nations. It gives general strategic recommendations on the framework and standards for banking supervision. Basel II will in comparison to the first capital adequacy framework (Basel I) from 1988 define new general conditions for the measurement of risk weighted assets and the minimum capital requirements for credit institutions. The transformation of these guidelines to German law is expected to be done by 01.01.2007.

BIS

Bank for International Settlements headquartered in Basle; as the central bank of the central banks, it is in particular responsible for cross-border banking supervision and for the establishment of internationally valid equity capital requirements for supraregionally operating banks.

BIS equity funds

E uity capital that is recognised for regulatory purposes and com-plies with the Recommendation on E uity issued by the Basel Committee for Banking Supervision in July 19 (last amended in January 199) for financial institutes operating on the international stage. It comprises liable e uity capital (core capital and supplementary capital) and tier III capital: Core capital or tier I capital: largely subscribed capital, reserves and certain hybrid capital instruments, Supplementary capital or tier II capital: includes in particular participatory capital, long-term subordinated liabilities, unrealised gains from listed securities and other valuation ad ustments for inherent risks. Tier III capital: mainly comprises short-term subordinated liabilities and surplus supplementary capital.

Blue Chips

Description for shares with high market capitalisation, high exchange transactions and high popularity, which mostly form part of the main index in their country of origin.

Bonds

Term used in English-speaking countries for fixed-income securities and/or debentures.

Capacity to meet interest payments

Degree to which the rental income from a financed building must, in long-term financing, at least cover the interest service payments. Ratio: ISC (Interest service coverage)

Cash-flow hedge

Security against the risk of loss of future interest payments under a variable-interest balance-sheet transaction obtained by means of a swap.

Cash-flow statement

Representation of a company s inflow or outflow of funds from operating, investment and financing activities during a fiscal year and calculation of the cash in hand (cash reserve) at the beginning and end of the fiscal year.

Collateral risk

Risk of a potential loss in the value of collateral due to factors relating to a specific property or emanating from the real estate market.

Commercial paper (CP)

*Money market instruments in the form of bearer instruments that do not have stan-*dardised maturities but can be geared to individual investment requirements and are paid on a discount basis. Their maturities vary between 1 and 270 days. They are issued on the money market by debtors with an irreproachable credit standing, usually first-class industrial corporations; they are issued in high amounts and with high minimum nominal values.

Concentration risk

Risk resulting from concentration of the credit risk on a single party (counterparty, issuer, country or borrowing customer) in the portfolio or among a group of parties that over a period of time exhibit a parallel development in terms of probability of default - caused, for example, by similar economic dependencies. Synonym: cluster risk

Corporate governance

Corporate governance refers to the legal and factual framework for managing and monitoring companies. The recommendations of the Corporate Governance Code create transparency and are intended to strengthen confidence in good and respon-sible management; they are primarily aimed at protec- ting shareholders.

Cost-income ratio
Relationship between general administrative expenses and the total of net interest income, net commission income, trading profit/loss and net other operating income and expenses; a low cost-income ratio indicates high productivity.

Counterparty risk
Risk that, as a result of default on the part of a contracting partner, it will no longer be possible to collect an unrealised profit from outstanding interest- and currency-related derivative and futures transactions. The counterparty risk is differentiated according to performance risk (from the value date until performance) and exchange/pre-settlement risk (from the date of conclusion until the value date).

Country risk
Risk that a business partner in a certain country will be unable to fulfil his contractually agreed obligations due to political or social unrest, nationalisation or expropriation, non-recognition by governments of foreign debts, currency controls or a devaluation of the national currency.

Credit default swap
Financial contract where the risk of a credit event that is specified in advance (e.g. insolvency or deterioration in credit standing) is transferred by an assignee to a guarantor. Irrespective of whether or not the credit event materialises, the guarantor receives a regular premium payment from the assignee for assuming the lending risk.

Credit derivatives
Derivative financial instruments that allow one party to the transaction (assignee) to transfer the lending risk relating to a loan or a security to another party (guarantor) against payment of a premium. The risk purchaser therefore bears the lending risk relating to the loan or security without actually having to purchase it (e.g. credit default swap, total return swap or credit-linked note).

Credit risk	Risk of partial or total loss of a payment that has been contractually agreed by a business partner.
Credit-linked notes	A note issued by an assignee that is only repaid at the nominal value on maturity if a previously specified credit event does not materialise on the side of the debtor. If the credit event does actually occur, the credit-linked note is repaid after deducting the agreed compensatory amount. In contrast to credit default swaps and total return swaps, the guarantor receives his monetary payment in advance from the assignee.
DAX	Measures the performance of Germany's 30 largest companies within the Prime Standard segment in terms of order-book sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.
Debt issuance program (DIP)	Framework agreement for the simplified launching of capital market issues with a maximum utilisation volume. A DIP is not a debt instrument but a platform that is in particular designed to standardise and simplify international issuing processes.
Debt service coverage ratio	Relationship between the net operating income that can be earned from a property and the debt service applicable to the property in question.
Default probability	Expected average probability that a business partner will fail to fulfil his obligations, based on statistical analyses of historic default patterns.

Default risk	Risk of partial or total loss of a loan.
Deferred taxes	Taxes on income that are payable or receivable at a future date and that result from different carrying amounts being shown in the fiscal and commercial balance sheets. On the reporting date, they do not yet represent actual receivables or liabilities vis- -vis tax authorities.
Degree of diversification	Degree to which the portfolio is spread across several countries and sectors of industry in order to reduce risk.
Developer	Developers develop and execute real estate pro ects (generally large commercial pro ects) with the aim of securing a swift sale.
DOW JONES EURO STOXX 50	A European blue-chip index. It contains the leading stocks within the Euro one.
DOW JONES INDUSTRIAL AVERAGE (DJIA) INDEX	The broadest market indicator show-ing the performance of the United States New York Stock Exchange. A price index comprising the weighted average of 3 actively traded blue-chip stocks, mainly industrial stocks.

Glossary

Earnings per share
Indicator comparing the net income for the year after taxes with the average number of ordinary shares.

Fair value
Amount at which an asset would be exchanged or a debt settled between expert, independent, willing business partners; often identical with the market price.

Fair-value hedge
Hedging of a fixed-income balance-sheet position (e.g. a receivable or a security) against the market risk by means of a swap; it is valued at market value (fair value).

Financial instruments
This term is in particular used to summarise credits and loans extended, interest-bearing securities, shares, participating interests, liabilities and derivatives.

Forward transactions
The purchase/sale of financial instruments on a fixed date and at a fixed price; a distinction is made between contingent forward transactions (options) and unconditional forward transactions (futures). In contrast to spot transactions, the date when the contract is concluded and the date of performance for the contract are different.

Futures
Contracts that are standardised in terms of volume, quality and settlement date under which a trading item belonging to the money market, investment market, precious metals market or currency market is to be delivered or purchased on a specific future date at the specified market price. In many cases, a balancing payment has to be effected in place of delivering or purchasing securities.

German Minimum Requirements for the Conduct of Trading Operations (MaH)

Minimum re uirements that must be complied with by all financial institutes in order to secure solvency and must be supplemented/specified in more detail in internal instructions, taking into account the respective type and extent of trading activities. They include re uirements with regard to risk control and risk management, the organisation of trading operations and auditing, as well as regulations for specific transaction types. They were issued in October 199 by the Federal Banking Super-visory Office (BaKred), which is now known as the Federal Financial Supervisory Office (BaFin).

Goodwill

Amount that a purchaser of a company pays in excess of the fair value of the individual assets after deducting debts (intrinsic value), taking into account future expected earnings (net income value).

Hedge accounting

Depiction of contrary developments in the values of a hedging transaction (e.g. an interest rate swap) and an underlying transaction (e.g. a loan). Hedge accounting aims to minimise the impact on the income statement of the valuation and the recording of valuation results from derivative transactions where such valuation and recording affects net profit or loss.

Hedging

Transactions aimed at protecting against the risk of unfavourable price trends (e.g. currency and interest rate risks). A matching position is set up for each position, so that the risk is offset either in whole or in part.

Held to maturity

Financial assets acquired by third parties that have a fixed maturity and fixed or determinable payments, where the holder intends or is able to hold the asset until final maturity.

Hybrid capital instruments

Investment instruments that are characterised by profit-related interest payments. Where interest payments that have not been made when losses have occurred are not paid at a later date (non-cumulative hybrid capital instruments) and the instruments do not have a fixed maturity date and/or cannot be terminated by the creditor, then in accordance with regulatory requirements such instruments belong to the core capital. In all other cases, they must be allocated to the supplementary capital (e.g. cumulative hybrid capital instruments).

International Accounting Standards (IAS)

Accounting standards issued by the IASC (International Accounting Standards Committee), a specialist international organisation backed by professional associations that deal with accounting issues. The aim is to develop transparent and comparable international accounting systems.

International Financial Reporting Standards (IFRS)

The IFRS include the present International Accounting Standards (IAS) and the interpretations of the Standing Inter-pretations Committee as well as all standards and interpretations issued in future by the IASB (International Accounting Standards Board).

Issuer risk
Losses of own-portfolio securities due to a deterioration in the credit standing of or default on the part of an issuer.

Lending risk
Risk that a business partner will not fulfil his contractual payment obligations. The lending risk includes default, country and settlement risks.

Market risk
Results from uncertainty surrounding changes in market prices and rates (including interest rates, share prices, exchange rates and commodity prices) and also from the correlations between them and their levels of volatility.

Market risk position
The market risk position pursuant to Principle I includes foreign-currency, commodity and options risks as well trading-book risk positions such as risks relating to interest rates and share prices as well as credit risks pertaining to the trading book.

MDAX
Contains the securities of the Prime Standard companies from traditional sectors ranking after the companies listed in the DA index in terms of order-book sales and market capitalisation (midcaps). The index is based on the prices of the etra electronic trading system. Calculation commences at 9. a.m. and ends with the prices from the etra closing auction that starts at .3 p.m.

Medium term notes (MTN's)
Debenture programme for the issue of unsecured debt instruments at different times. Volume, currency and term (one to ten years) can be adapted according to funding re uirements.

Net income value

For rented investment properties, the net income value represents the basis for determining the lending value. It describes the economic value of the property and is calculated from the capitalised annual net earnings (income from rents after deducting management costs) attainable in the long term.

Operational risk

The risk of direct or indirect losses resulting from the inappropriateness or failure of human beings, technical systems, internal procedures or exter-nal events (definition pursuant to Basel II). Operational risks are not usually entered into consciously; such risks are not subject to diversification and are difficult to narrow down. Examples: human error, faulty management processes, criminal actions, fraud, natural disasters, technical failures, departure of key employees.

Option

An option grants the purchaser the right to purchase (= purchase option or call) or sell (= put option or put) a specific quantity of the item underlying the option (e.g. a security or currency) from or to a contracting partner (option writer) at a price determined when the contract is concluded (= strike). The option can be exercised either on a date specified in advance or during a period specified in advance; the purchaser pays an option premium for this right.

Participation certificate

Certification of participatory rights issued by companies of all legal forms and admitted to official (stock-exchange) trading. Under certain circumstances, participatory certificates may be allocated to liable equity capital.

PRIME BANKS The Prime All Share Index is subdivided into 1 industry indices that serve to differentiate between the Prime Standard companies. Before a company is allocated to a specific industry index it is allocated to one of the 2 industry groups.

Rating Risk rating of a debtor (internal) and/or assessment of the credit standing of an issuer and its debt instruments by specialised agencies (external).

Real-estate investment banking Structured financing, consulting services for investors including even the structuring of finance transactions, i.e. their classification into different forms of financing. Also referred to as: real estate structured finance .

Relationship banking Provision of services and advice to customers throughout a particular region by means of standardised products; the classic approach in corporate and private-client business.

Return on equity Ratio showing the relationship between the net income for the year, or a pretax performance measure (e.g. pre-tax profit), and average e uity capital; indicates the return on the capital put to work by the company or its owners.

Risk assets To be able to map the assets-book credit risks resulting from the differing credit standings of issuers and/or business partners in accordance with regulatory re uirements, balance-sheet assets, off-balance-sheet transactions (e.g. warranties and guarantees for balance-sheet assets) as well as forward transactions, swaps and option rights are weighted with respect to risk using rate-weighting factors that depend on the rating category of the issuers and/or business partners. Under Principle I, these risk-weighted assets must be backed by liable e uity capital.

Glossary

I Risk control

Risk control is an activity that forms part of risk management and in-cludes all measures taken when certain thresholds are reached in order to reduce the likelihood of corporate risks arising or to reduce the extent of any resultant damage caused.

I Risk shelter

Obligation of HypoVereinsbank vis-à-vis Hypo Real Estate Bank to cover lending risks in the latter's loan portfolio. Net losses for the years 2003 and 2004 were paid up to a total of € 590 million.

I Risk-return profile

Depending on the risk content of a transaction, an adequate return is ensured through risk-oriented structuring of terms.

I SDAX

The select index for 50 smaller companies, referred to as smallcaps, ranking after the securities contained in the MDAX index in terms of order-book sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

I Securitisation

Securities-based collateralisation and/or conversion of loans (e.g. through bonds) to procure funds. The prime aim is to make the loans tradable on organised investment markets (e.g. stock exchanges). The supplier of capital (= cre-ditor) and therefore the purchaser of the securitised loan assumes the risk of fluctuations in market prices and of loan losses; the borrower (= debtor) must provide regular public proof of his credit standing by means of regular reporting and/or of the highest possible rating by a rating agency.

I Segment reporting Breakdown of the total consolidated values by individual segments, e.g. by areas of activity (divisions) or geographical characteristics (regions); this enables conclusions to be drawn regarding performance in individual segments and their contribution to the consolidated result.

I Self-assessments Self-assessment is a process whereby the operational risks and the measures taken to minimise risks are regularly identified and evaluated by procedure officers, i.e. by those individuals who are best able to assess the strengths and weaknesses of procedures. In addition to identifying and evaluating risks, self-assessment also provides the basis for drawing up an action plan to open up opportunities for improvement, as well as for the development of risk awareness at all levels within the Bank.

I Standard risk costs Average risk costs and/or valuation ad ustments due to loan losses that are expected within a given year.

I Swap In principle, an exchange of payment flows: an exchange of fixed and variable interest-payment flows in the same currency (interest rate swap) and/or exchange of payment flows in different currencies (currency swap).

I TIER 1 ratio This ratio is also referred to as the BIS core capital ratio and represents the ratio of a company s risk assets determined in accordance with the provisions of the Bank for International Settlements (BIS) plus its market risk positions to its core capital (see also BIS e uity funds).

I Total return swap Swap between the assignee and the guarantor with respect to the income from and changes in valuation of the underlying financial instruments. In addition to the lending risk, the guarantor also assumes the price risk resulting from the underlying financial instrument, in return for a corresponding interest payment.

Trading book	Banking regulatory term for positions in financial instruments, interests and tradable loans that are held by a financial institute for the purpose of short-term resale, benefiting from price and interest rate fluctuations. This also includes transactions that are closely related to trading-book positions (e.g. for hedging purposes). Risk-carrying positions that do not belong in the trading book are assigned to the assets book.
Transaction banking	Range of complex financial services offered in connection with each individual financing transaction.
Treasury	Division pooling the areas of refinancing and liquidity control, asset/liability management, fixed-income and own-account trading.
Vacancy rate	Average percentage of all real estate space that is not used or rented out.
Value at risk	Method for quantifying risk; measures the potential future losses that with a certain degree of probability will not be exceeded within a specified period of time.

Financial Calendar 2005

15.03.2005	Publication of the results for the year 2004 and analysts' press conference
11.05.2005	Publication of the results for the first quarter of 2005
20.05.2005	Annual General Meeting
10.08.2005	Publication of the results for the second quarter of 2005
10.11.2005	Publication of the results for the third quarter of 2005

Future-oriented statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Imprint

Publisher

Concept, Design and Production
FIRST RABBIT GmbH, Cologne

Internet-Service

Visit us at the world-wide-web:
www.hyporealestate.com

Go to Investor Relations and find information on Hypo Real Estate Holding's share, external ratings of our Group companies, facts and figures.

You can also find our annual and interim reports on our website, you can download it, use it interactively or order a print version online.

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49 89 20 30 07-0
Fax +49 89 20 30 07-772
Contact: Ulrich Kern (IR)
irinfo@hyporealestate.com
Falk Willing
info@hyporealestate.com

Hypo Real Estate Bank International
3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 611 6000
Fax +353 1 611 6001
Contact: Carol Tancock
marketing@hypointernational.com
treasury@hypointernational.com

Amsterdam location
Hypo Real Estate Bank International
Amsterdam branch
Amstelplein 1 („Rembrandt Toren")
1096 HA Amsterdam
The Netherlands
Telephone +31 20 46 27 800
Fax +31 20 46 27 801
Contact: Tomas Fiege Vos de Wael
amsterdam@hypointernational.com

Hong Kong location
Hypo Real Estate Bank International
Hong Kong branch
Suites 802-805
Two International Finance Centre
No. 8 Finance Street
Central Hong Kong
Telephone +852 3413-83 00
Fax +852 3413-85 00
Contact: Dr. Gerhard Hinterhäuser
hongkong@hypointernational.com

Lisbon location
Hypo Real Estate Bank International
Portugal branch
Avenida da Liberdade, 110
1269-046 Lisbon
Portugal
Telephone +351 21 340 46 65
Fax +351 21 340 45 76
Contact: Robert Gericke
lisbon@hypointernational.com

London location
Hypo Real Estate Bank International
110 Cannon Street
London EC4N 6EW
GB
Telephone +44 207 743-77 43
Fax +44 207 743-77 00
Contact: Harin Thaker
london@hypointernational.com

Luxembourg location
Hypo Pfandbrief Bank International S.A.
4, rue Alphonse Weicker
2721 Luxembourg
Luxembourg
Telephone +352 26 41-47 00
Fax +352 26 41-47 99
Contact: Martin Schulte
luxembourg@hypointernational.com

Madrid location
Hypo Real Estate Bank International
Paseo de Recoletos, 3
28004 Madrid
Spain
Telephone +34 91 59 50-400
Fax +34 91 53 29-748
Contact: Markus Beran
madrid@hypointernational.com

Milan location
Hypo Real Estate Capital Italia S.p.A.
Corso Vittorio Emanuele II, 37B
20122 Mailand
Italy
Telephone +39 02 76 383-1
Fax +39 02 76 383-870
Contact: Jobst Lehmann
milan@hypointernational.com

Munich location
Hypo Real Estate Bank International
Munich branch for Central- and Eastern Europe
Unsöldstraße 2
80538 Munich
Germany
Telephone +49 89 25 55 20-0
Fax +49 89 25 55 20-209
Contact: Dr. Walter Hampel
munich@hypointernational.com

New York location
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017-6707
US
Telephone +1 212 671-63 00
Fax +1 212 671-64 02
Contact: Evan Denner
newyork@hypointernational.com

Paris location
Hypo Real Estate Capital France S.A.
38, avenue de l'Opéra
75002 Paris
France
Telephone +33 1 53 05 74-00
Fax +33 1 53 05 74-09
Contact: Markus Enders, Serge Chauvin
paris@hypointernational.com

Stockholm location
Hypo Real Estate Bank International
Skandinavia branch
Regeringsgatan 38
11156 Stockholm
Sweden
Telephone +46 8 53 48 00-70
Fax +46 8 21 44 17
Contact: Anders Taegt
stockholm@hypointernational.com

Tokio location
Hypo Real Estate Capital Japan Corporation
Otemachi 1st Square West Tower 18F
1-5-1 Otemachi, Chiyoda-ku
Tokio 100-0004
Japan
Telephone +81 3 52 88-58 60
Fax +81 3 32 01-51 32
Contact: Dr. Leonard Meyer zu Brickwedde
tokyo@hypointernational.com

Hypo Real Estate Bank AG (Germany)
Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49 (0) 89 28 80-0
Fax +49 (0) 89 28 80-12 100
Contact: Josef Neumeier
info@hyporealestate.de

Württembergische Hypothekenbank AG
Büchsenstraße 26
70174 Stuttgart
Germany
Telephone +49 711 20 96-0
Fax +49 711 20 96-345
Contact: Rudolf Geller
welcome@wuertt-hyp.de

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Tel.: +49 (0) 89 20 30 07 - 0
Fax: +49 (0) 89 20 30 07 -783
www.hyporealestate.com

Press release

Hypo Real Estate Group boosted earnings strongly in 2004 and will pay a dividend for the first time

- **International real estate financier has met all and exceeded some strategic and financial targets**
- **Consolidated net income before taxes plus 42 % to EUR 221 million**
- **Adjusted net income plus 45 % to EUR 168 million**
- **A dividend of EUR 0.35 per share will be proposed to the shareholders' meeting**
- **It is expected that the group will cover its capital costs for the first time in 2005**

Munich, 15 March 2005: The MDAX-listed Hypo Real Estate Holding AG has reported a successful year in 2004, when it met all and exceeded some of its strategic and financial targets. The new business (real estate financing) of the group attained a total volume of EUR 12.6 billion. The internationally operating financier of large-volume commercial real estate was accordingly able to considerably boost consolidated result, and plans to pay a dividend for the first time. For the year 2005, the managing board is optimistic that, as announced, a further strong increase in earnings will enable the group to cover its capital costs for the first time.

Development in group earnings

- Consolidated net income before taxes in 2004 increased by 42% from EUR 156 million in the previous year to EUR 221 million, and was thus at the upper end of the forecast target range of EUR 205 to 225 million. This success was achieved despite additional expenses of EUR 15 million due to sales of real estate financing portfolios at Hypo Real Estate Germany .

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 München

- Reported consolidated net income amounted to EUR 271 million (previous year: EUR 116 million), equivalent to return on equity after taxes of 6.5%. This includes a positive effect attributable to deferred taxes on capitalised losses carried forward of EUR 103 million, of which EUR 80 million is attributable to Hypo Real Estate Bank AG. Adjusted by this positive effect, net income would have increased by 45% to EUR 168 million.
- Return on equity after taxes – adjusted by the deferred taxes on capitalised losses carried forward – amounted to 4.0% (previous year: 2.8%), and was thus at the upper end of the target range of 3.5% to 4%.
- The operating revenues of the group (the sum of net interest income, net commission income, net trading income and the balance of other operating income/expenses) amounted to EUR 788 million in 2004 (previous year: EUR 738 million).
- The addition to provisions for losses on loans and advances amounted to EUR 276 million (previous year: EUR 252 million), and was thus at the bottom end of expectations. This is the final year in which this item will be stated as a net figure after netting the risk shelter of EUR 130 million provided by HVB AG for Hypo Real Estate Bank AG. A risk shelter of EUR 460 million was netted last year. If the risk shelter is disregarded, the addition declined by EUR 306 million.
- General administrative expenses increased by 21% from EUR 260 million to EUR 315 million. This increase is attributable mainly to the costs incurred for international expansion, including the base effect of US business acquired at the end of 2003 – and the expansion of Capital Markets.

Q4 2004

- In Q4 2004, the group saw net income before taxes increase strongly from the pro-rata EUR 39 million in the previous year (1/4 of 2003) to EUR 66 million. Adjusted net income for the quarter – excluding the deferred taxes on capitalised losses carried forward - amounted to EUR 48 million compared with a pro-rata EUR 29 million in the previous year.
- Operating revenues amounted to EUR 187 million between October and December 2004 (1/4 of 2003: EUR 184 million). This figure also reflects the change -the negative impact- in the way in which part of the commission income of Hypo Real Estate Bank International is received.

Appropriation of profit

The managing board and supervisory board will propose to the shareholders' meeting on 20 May 2005 that a dividend of EUR 0.35 per share be paid for financial 2004. This will result in a total dividend payment of EUR 47 million, equivalent to around 28% of consolidated net profit adjusted by the deferred taxes on capitalised losses carried forward. The managing board has confirmed the company's aim of raising the dividend payment rate to up to 50% in the medium term.

Development in the consolidated balance sheet

- The total assets of the Hypo Real Estate Group as of 31 December 2004 amounted to EUR 148.1 billion, EUR 4.7 billion lower than the corresponding figure on the same reference date in 2003.
- Total lending volume declined by EUR 14.6 billion to EUR 99.1 billion. Growth in loans and advances at Hypo Real Estate International (plus EUR 2.9 billion) and WuerttHyp (plus EUR 1.1 billion) was opposed by a decline at Hypo Real Estate Germany of

EUR 14.2 billion due to the scheduled downsizing of the domestic portfolio and the portfolio sales.

- Risk assets declined by EUR 3.0 billion to EUR 51.0 billion. They are accordingly lower than the budgeted figure, as the domestic portfolio and thus the risk assets of Hypo Real Estate Germany have been reduced much more quickly than originally planned.
- With a core capital ratio of 8.3% (31 December 2003: 7.6%) and an equity funds ratio of 11.7% (31 December 2003: 11.5%), the group again reported a very comfortable capital cushion on the balance sheet reference date.

Outlook for the whole of 2005

For financial 2005, the managing board is assuming that the Hypo Real Estate Group will be able to generate consolidated net income before taxes within a range of EUR 400 to 425 million. Accordingly, as announced in September of last year, the group would be able in 2005 to cover its capital costs for the first time (7.5 to 8.0% after taxes).

Georg Funke, chairman of the managing board of Hypo Real Estate Holding AG: "In its first full year of trading after the spin-off from HypoVereinsbank, the Hypo Real Estate Group has made more progress than originally planned. We have made major progress with all of our key strategic tasks in 2004, we have considerably improved our earnings situation within the framework of our ambitious plans and have achieved a very good performance on the stock exchange. A new era has commenced for our company following the significant establishment of international business and the early completion of the restructuring process in Germany. Our main tasks for this year are as follows: Further expansion abroad, speedy expansion of new business in Germany, strengthening of our profile as a solution-oriented provider of real estate transaction banking and stronger interoperation between our three business segments".

Information concerning the business segments

Hypo Real Estate International

- The new business volume in real estate financing business of EUR 9.8 billion (previous year: EUR 3.7 billion) reflects the much stronger sales performance in all established markets and expansion into new markets (including Japan).
- The good level of new business and the fact that income from the US real estate financing portfolio has been reflected in the income statement since the beginning of the year has resulted in operating revenues rising from EUR 193 million to EUR 362 million. Of this figure, net commission income accounted for 35% (previous year: 28%), underlining the investment bank nature of the business model of the Hypo Real Estate Group.
- Net income before taxes improved from EUR 87 million to EUR 195 million, and has accordingly more than doubled.
- The medium-term note (MTN) programme issued by Hypo Real Estate Bank International at the beginning of 2004 has been received very positively by the capital market. Overall, bonds worth EUR 3.9 billion were issued in 2004 within the framework of this programme. Funding has accordingly been brought into line with the bank's rapidly expanding lending business.

Wuerttembergische Hypothekenbank

- Wuerttembergische Hypothekenbank (WuerttHyp) reported the strongest level of new business (real estate financing) in its history in 2004, namely EUR 2.5 billion compared with EUR 2.1 billion in the previous year. As was the case in previous years, this was generated almost exclusively in the European target markets. International business now accounts for 62% of the real estate financing portfolio at the end of 2004, compared with 55% one year previously.
- With operating revenues of EUR 102 million, which was slightly lower than the corresponding previous year figure (EUR 104 million), WuerttHyp has reported an EUR 6 million increase in net income before taxes to EUR 60 million, and has again underlined its sound profitability.

Hypo Real Estate Germany

- The focus in 2004 was on the sale of a portfolio of performing and non-performing real estate loans with a volume of EUR 3.6 billion to an institutional investor. As result of this transaction which set standards in the sector - and indeed is the largest of this type in the world - the business segment was able to complete the restructuring process in the autumn (sooner than originally planned) and, following two years of abstinence, resumed new business. Hypo Real Estate Bank AG was able to continue this success, and sold a further portfolio of around EUR 394 million in October 2004.
- As expected, operating revenues last year declined as a result of these sales and the policy of downsizing unprofitable or non-strategic business; it fell from EUR 436 million to EUR 327 million.
- The addition to provisions for losses on loans and advances amounted to EUR 220 million. As detailed above, it is stated as a net figure after netting the risk shelter of EUR 130 million provided by

HVB AG to Hypo Real Estate Bank AG. In the previous year, when the risk shelter amounted to EUR 460 million, provisions for losses on loans and advances amounted to EUR 190 million. If the risk shelter is disregarded, the addition at Hypo Real Estate Germany declined by EUR 300 million.

- The net loss before taxes of the business segment of EUR 9 million (previous year: EUR 11 million) was in line with the budgeted figure. This amount includes additional expenses of EUR 15 million attributable to portfolio sales.

Press contact:

Oliver Gruß
Telephone: +49 (0) 89 203007 781
Telefax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Income statement for the period from 1 January to 31 December 2004

Income / expenses in € million	2004	2003	Change in € million	Change in %
Net interest income	683	674	+9	+1.3
Provisions for losses on loans and advances	276	252	+24	+9.5
Net interest income after provisions for losses on loans and advances	**407**	**422**	**-15**	**-3.6**
Net commission income	94	45	+49	>+100.0
Net trading income	11	-	+11	>+100.0
General administrative expenses	315	260	+55	+21.2
Balance of other operating income/expenses	-	19	-19	-100.0
Operating profit/loss	**197**	**226**	**-29**	**-12.8**
Net income from investments	47	-1	+48	>+100.0
Balance of other income/expenses	-23	-69	+46	+66.7
Net income/loss before taxes	**221**	**156**	**+65**	**+41.7**
Taxes on income	-50	40	-90	>-100.0
thereof: Deferred taxes on capitalised losses carried forward	-103	-	-103	>-100.0
Net income/loss	**271**	**116**	**+155**	**>+100.0**
attributable to:				
Equity holders (Consolidated profit/loss)	270	115	+155	>+100.0
Minority interest	1	1	-	-
	271	**116**	**+155**	**>+100.0**

Hypo Real Estate Group
Operating performance by business segment

Income / expenses in € million					
	HREI	**WuerttHyp**	**HREGe**	**Other/ consolidation**	**HREG**
Net interest income					
2004	224	108	354	-3	683
2003	137	110	420	7	674
Provisions for losses on loans and advances					
2004	33	23	220	-	276
2003	37	25	190	-	252
Net interest income after provisions for losses on loans and advances					
2004	**191**	**85**	**134**	**-3**	**407**
2003	**100**	**85**	**230**	**7**	**422**
Net commission income					
2004	126	-6	-25	-1	94
2003	55	-4	-6	-	45
Net trading income					
2004	11	-	-	-	11
2003	-	-	-	-	-
General administrative expenses					
2004	136	33	126	20	315
2003	64	31	152	13	260
Balance of other operating income /expenses					
2004	1	-	-2	1	-
2003	1	-2	22	-2	19
Operating profit/loss					
2004	**193**	**46**	**-19**	**-23**	**197**
2003	**92**	**48**	**94**	**-8**	**226**
Net income from investments					
2004	3	14	31	-1	47
2003	-5	6	-2	-	-1
Balance of other income/expenses					
2004	-1	-	-21	-1	-23
2003	-	-	-103	34	-69
thereof:					
Restructuring expenses					
2004	-	-	21	-	21
2003	-	-	86	-	86
Net income/loss before taxes					
2004	**195**	**60**	**-9**	**-25**	**221**
2003	**87**	**54**	**-11**	**26**	**156**
Taxes on income[1)]					
2004	47	1	1	4	53
2003	30	2	5	3	40
Net income/loss[1)]					
2004	**148**	**59**	**-10**	**-29**	**168**
2003	**57**	**52**	**-16**	**23**	**116**

1) Excluding deferred taxes on capitalised losses carried forward

Summary of quarterly financial data

Hypo Real Estate Group					
Income / expenses in € million	**1st quarter**	**2nd quarter**	**3rd quarter**	**4th quarter**	**1/4 of 2003[2)]**
Net interest income	166	180	161	176	168
Provisions for losses on loans and advances	71	75	75	55	63
Net interest income after provisions for losses on loans and advances	**95**	**105**	**86**	**121**	**105**
Net commission income	24	25	35	10	11
Net trading income	-	2	3	6	-
General administrative expenses	72	77	80	86	65
Balance of other operating income/expenses	1	1	3	-5	5
Operating profit/loss	**48**	**56**	**47**	**46**	**56**
Net income from investments	11	4	-1	33	-
Balance of other income/expenses	-4	-1	-5	-13	-17
Net income/loss before taxes	**55**	**59**	**41**	**66**	**39**
Taxes on income[1)]	14	16	5	18	10
Net income/loss[1)]	**41**	**43**	**36**	**48**	**29**
Key indicators	**31.3.2004**	**30.06.2004**	**30.09.2004**	**31.12.2004**	**31.12.2003**
Total volume of lending (in € bn)	107.4	105.5	106.2	99.1	113.7
Risk assets compliant with BIS rules (in € bn)	51.9	51.8	52.5	51.0	54.0
Core capital ratio compliant with BIS rules (in %)	7.9	7.9	7.8	8.3	7.6

Hypo Real Estate International					
Income / expenses in € million	**1st quarter**	**2nd quarter**	**3rd quarter**	**4th quarter**	**1/4 of 2003[2)]**
Net interest income	50	61	53	60	34
Provisions for losses on loans and advances	11	16	15	-9	9
Net interest income after provisions for losses on loans and advances	**39**	**45**	**38**	**69**	**25**
Net commission income	32	30	41	23	14
Net trading income	-	2	3	6	-
General administrative expenses	26	32	38	40	16
Balance of other operating income/expenses	1	-	2	-2	-
Operating profit/loss	**46**	**45**	**46**	**56**	**23**
Net income from investments	-	3	-2	2	-1
Balance of other income/expenses	-	-	-	-1	-
Net income/loss before taxes	**46**	**48**	**44**	**57**	**22**
Taxes on income[1)]	13	9	10	15	8
Net income/loss[1)]	**33**	**39**	**34**	**42**	**14**
Key indicators	**31.3.2004**	**30.06.2004**	**30.09.2004**	**31.12.2004**	**31.12.2003**
Total volume of lending (in € bn)	15.9	15.9	18.2	17.8	17.8
Risk assets compliant with BIS rules (in € bn)	14.1	15.1	16.8	17.3	14.5
Core capital ratio compliant with BIS rules (in %)	10.3	9.6	8.7	9.2	8.9

1) Excluding deferred taxes on capitalised losses carried forward
2) Hypo Real Estate Holding AG came into existence by entry in the commercial register on 29 September 2003 and essential restructuring was completed in the year 2003. To improve comparability, the pro-rata figures from the audited consolidated financial statements for the period ending 31 December 2003 have been used as previous-year values.

Hypo Real Estate Group
Summary of quarterly financial data (cont.)

Wuerttembergische Hypothekenbank					
Income / expenses in € million	**1st quarter**	**2nd quarter**	**3rd quarter**	**4th quarter**	**1/4 of 2003[2]**
Net interest income	26	28	28	26	27
Provisions for losses on loans and advances	5	4	5	9	6
Net interest income after provisions for losses on loans and advances	**21**	**24**	**23**	**17**	**21**
Net commission income	-4	-1	1	-2	-1
Net trading income	-	-	-	-	-
General administrative expenses	8	7	9	9	8
Balance of other operating income/expenses	-	-	1	-1	-
Operating profit/loss	**9**	**16**	**16**	**5**	**12**
Net income from investments	7	-	-2	9	1
Balance of other income/expenses	-	-	-	-	-
Net income/loss before taxes	16	16	14	14	13
Taxes on income	-	-	-	1	-
Net income/loss	16	16	14	13	13
Key indicators	**31.3.2004**	**30.06.2004**	**30.09.2004**	**31.12.2004**	**31.12.2003**
Total volume of lending (in € bn)	19.1	19.0	19.5	20.5	19.5
Risk assets compliant with BIS rules (in € bn)	8.8	9.2	9.4	10.1	9.4
Core capital ratio compliant with BIS rules (in %)	7.4	7.0	7.5	7.1	6.9

Hypo Real Estate Germany					
Income / expenses in € million	**1st quarter**	**2nd quarter**	**3rd quarter**	**4th quarter**	**1/4 of 2003[2]**
Net interest income	91	91	82	90	105
Provisions for losses on loans and advances	55	55	55	55	48
Net interest income after provisions for losses on loans and advances	**36**	**36**	**27**	**35**	**57**
Net commission income	-4	-4	-7	-10	-2
Net trading income	-	-	-	-	-
General administrative expenses	33	34	28	31	38
Balance of other operating income/expenses	-	1	-	-3	6
Operating profit/loss	**-1**	**-1**	**-8**	**-9**	**23**
Net income from investments	4	2	3	22	-
Balance of other income/expenses	-4	-1	-5	-11	-26
Net income/loss before taxes	-1	-	-10	2	-3
Taxes on income[1]	-	6	-7	2	1
Net income/loss[1]	-1	-6	-3	-	-4
Key indicators	**31.3.2004**	**30.06.2004**	**30.09.2004**	**31.12.2004**	**31.12.2003**
Total volume of lending (in € bn)	73.5	71.5	69.2	62.2	76.5
Risk assets compliant with BIS rules (in € bn)	29.3	27.8	26.9	24.2	30.6
Core capital ratio compliant with BIS rules (in %)	7.2	7.6	7.7	8.4	7.4

1) Excluding deferred taxes on capitalised losses carried forward
2) Hypo Real Estate Holding AG came into existence by entry in the commercial register on 29 September 2003 and essential restructuring was completed in the year 2003. To improve comparability, the pro-rata figures from the audited consolidated financial statements for the period ending 31 December 2003 have been used as previous-year values.

Hypo Real Estate Group
Key ratios by business segment

In %	HREI	WuerttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
2004	37.6	32.4	38.5	40.0
2003	33.2	29.8	34.9	35.2
Return on equity after taxes[1]				
2004	10.1	9.0	-0.5	4.0
2003	4.3	8.2	-0.7	2.8

1) Excluding deferred taxes on capitalised losses carried forward

Balance sheet figures

Total assets (in € million)	**HREG**
31.12.2004	148,128
31.12.2003	152,877

Total volume of lending (in € million)	**HREI**	**WuerttHyp**	**HREGe**	**Other/ consolidation**	**HREG**
31.12.2004	17,811	20,518	62,197	-1,414	99,112
31.12.2003	17,777	19,460	76,489	-	113,726

Key capital ratios (compliant with BIS rules)	**HREI**	**WuerttHyp**	**HREGe**	**HREG**
Risk-weighted assets (in € billion)				
31.12.2004	17.3	10.1	24.2	51.0
31.12.2003	14.5	9.4	30.6	54.0
Core capital ratio[1] (in %)				
31.12.2004	9.2	7.1	8.4	8.3
31.12.2003	8.9	6.9	7.4	7.6

1) As per approved annual financial statements

Further Information:

The annual report for 2004 of the Hypo Real Estate Group is available on the internet at www.hyporealestate.com from approx. 07:00 hours today onwards.

The accounts press conference of the Hypo Real Estate Group will be held today, at 10.00 hours, on the premises of Hypo Real Estate Holding AG, Unsöldstraße 2, 80538 Munich.

Ad hoc

Hypo Real Estate Holding AG, Munich

Consolidated financial statements

Hypo Real Estate Group achieves strong growth in earnings and proposes a dividend

Munich, 15 March 2005 – The Hypo Real Estate Group has met all of its targets in financial 2004. The international financier of commercial real estate boosted consolidated net income before taxes by 42% from EUR 156 million in the previous year to EUR 221 million. It was accordingly at the upper end of the forecast target range of EUR 205 to 225 million. Of this figure, EUR 66 million was attributable to the fourth quarter (1/4 of 2003: EUR 39 million). Reported consolidated net income in 2004 amounted to EUR 271 million (previous year: EUR 116 million), equivalent to return on equity after taxes of 6.5%. This includes a positive effect attributable to deferred taxes on capitalised losses carried forward. Adjusted by this effect, net income would have increased by 45% to EUR 168 million; this is equivalent to return on equity after taxes of 4.0% (previous year: 2.8%). The operating revenues of the group amounted to EUR 788 million in 2004 (previous year: EUR 738 million).

Following the approval of the annual financial statements on 14 March 2005 the managing board and supervisory board will propose to the shareholders' meeting to be held on 20 May 2005 that a dividend of EUR 0.35 per share be paid for financial 2004.

Hypo Real Estate International boosted pre-tax profit from EUR 87 million to EUR 195 million in 2004. At Württembergische Hypothekenbank, pre-tax profit increased to EUR 60 million (previous year: EUR 54 million). Hypo Real Estate Germany, which successfully completed its restructuring process in 2004 and resumed new business, is within the forecast range with a pre-tax loss of EUR 9 million (previous year: EUR 11 million).

For financial 2005, the managing board is assuming that the Hypo Real Estate Group will be able to generate group pre-tax profit within a range of EUR 400 to 425 million. This would mean that the group, as announced in September of last year, would in 2005 cover its capital costs for the first time (7.5% to 8.0% after taxes).

Press release

Hypo Real Estate Group: Minority shareholders of Württembergische Hypothekenbank AG to receive cash compensation amounting to € 56.50 per share

Munich/Stuttgart, March 11th 2005: The cash compensation for the minority shareholders of Württembergische Hypothekenbank AG will be € 56.50 per share. This price was determined on the basis of an expert valuation report by the auditing company KPMG. The suitability of the cash compensation was reviewed by the independent, court-appointed auditing company PricewaterhouseCoopers.

Hypo Real Estate Holding AG, Munich, had informed Württembergische Hypothekenbank AG, Stuttgart, on 26 January 2005 that it was intending to increase its shareholding in the company to 100% by transferring the shares of minority shareholders to the main shareholder in return for payment of suitable cash compensation (so-called "squeeze out"). A decision regarding this "squeeze out" will be taken at the next ordinary annual general meeting of Württembergische Hypothekenbank AG on 12 May 2005.

The "squeeze out" will simplify processes and cut costs within the Hypo Real Estate Group. Under the terms of the German Corporate Law, a "squeeze out" can be implemented if a majority shareholder holds more than 95% of the shares in a company. Hypo Real Estate Holding AG currently holds more than 97% of the shares in Württembergische Hypothekenbank AG.

Württembergische Hypothekenbank AG
Württembergische Hypothekenbank AG, Stuttgart, is a member of the Hypo Real Estate Group (HREG). The Group is one of Europe's largest providers of commercial real estate financing. HREG consists of the non-operational, listed holding company Hypo Real Estate Holding AG, domiciled in Munich, and three operational business units: besides Württemberger Hypo, Stuttgart,

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 Munich

these are Hypo Real Estate Bank International with headquarters in Dublin and Hypo Real Estate Bank AG, whose head office is in Munich.

Press contact:

Hypo Real Estate Group:
Oliver Gruss
Tel.: +49 (0)89 203007-781
Fax: +49 (0) 89 203007-772
e-mail: oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank AG launches €1.5 Billion Mortgage Jumbo-Pfandbrief

Munich, March 8th 2005: Hypo Real Estate Bank AG, Munich, has successfully launched a Mortgage Jumbo-Pfandbrief worth €1.5 billion. It features an annual coupon of 3.25% and a term of 7 years. The spread was set at the lower end of the range of +5bp - +7bp at +5bp over mid-market swaps. The re-offer price fixed at 98,556%.

The Hypo Real Estate Bank AG Mortgage Pfandbrief was rated AA+ by Fitch and Aa3 (with positive outlook) by Moody's.

The placement was performed by a banking syndicate comprising HypoVereinsbank (HVB C&M), Dresdner Kleinwort Wasserstein (DRKW) and Landesbank Baden-Württemberg (LBBW) as lead managers and a group of co-leads comprising Barclays Capital, Bayerische Landesbank, Deutsche Bank, Morgan Stanley, HSBC, Westdeutsche Landesbank (West-LB) and WGZ-Bank. In Germany slightly more than 50% were placed, followed by Italy, Benelux and Scandinavia. The issue was preceded by a three-week roadshow through Europe.

Frank Lamby, Management Board spokesman at Hypo Real Estate Bank AG, said: "With the successful placement of the first Mortgage Jumbo-Pfandbrief after completion of the restructuring process last September, Hypo Real Estate Bank AG has made an impressive return to the capital markets."

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 Munich

Treasury Head Volker Walz added: "The interest of national and international investors was very high. We had to close the order book early after three hours. The issue was over-subscribed by a factor of 2.1 at this time.

Maturity: 16.03.2012

Value date: 16.03.2005

WKN: A0C 43T

ISIN: DE000A0C43T6

Series: 15008

Hypo Real Estate Bank AG

Hypo Real Estate Bank AG, Munich, is a member of the Hypo Real Estate Group (HREG), one of Europe's largest providers of commercial real estate financing. The bank's core business does not include private mortgage lending or municipal lending. HREG consists of the listed non-operational listed holding company Hypo Real Estate Holding AG, based in Munich, and three operating entities. They are *Hypo Real Estate Bank AG* in Munich, they are *Hypo Real Estate Bank International* in Dublin and *Württembergische Hypothekenbank AG (WürttHyp)* in Stuttgart.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com